UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Commission File Number 001-04192

MFC Bancorp Ltd.
(Translation of registrant's name into English)

Unit 803, 8/F, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

MFC BANCORP LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF
HOLDERS OF COMMON SHARES

NOTICE OF APPLICATION

MANAGEMENT INFORMATION CIRCULAR

JULY 13, 2004

July 13, 2004

To the Shareholders of MFC Bancorp Ltd.

 Ladies and Gentlemen:

We are pleased to enclose the Management Information Circular and Proxy Materials relating to the Annual and Special Meeting of the holders of Common Shares of MFC Bancorp Ltd. ("MFC") to be held in Vancouver on August 12, 2004. These materials outline in detail, in addition to the usual annual meeting business, a proposed transaction to be completed by statutory arrangement (the "Arrangement") involving MFC and certain of its subsidiaries, and a proposal to continue MFC under the laws of British Columbia (the "Continuance").

The Arrangement

The Arrangement provides for the reorganization and transfer of MFC's superfluous cobalt refining assets to Blue Earth Refineries Inc. ("Blue Earth"), a wholly-owned subsidiary of MFC formerly named Nature Extrac Limited, and the subsequent distribution of all the shares in Blue Earth pro rata to MFC shareholders by way of a reduction of the stated capital of MFC. Blue Earth intends to register its shares as a class under section 12(g) of the United States Securities Exchange Act of 1934. The cobalt refining assets that are proposed for transfer to Blue Earth under the Arrangement are not core to MFC's primary merchant banking business.

MFC considers that the value of its cobalt interests may not be fully reflected in the price of its shares due to the relative importance of MFC's commitment of its resources to its merchant banking activities. MFC's management believes that by allowing individual shareholders of MFC to hold the cobalt interests directly through Blue Earth shares, the transactions contemplated by the Arrangement may ultimately afford greater profile to such cobalt interests in the marketplace and more flexibility to the shareholders in diversifying their respective securities portfolios.

The Management Information Circular accompanying this letter contains a detailed description of the terms of the Arrangement, as well as selected historical operating information for MFC and Blue Earth, pro forma financial statements, a summary of a valuation and fairness opinion (the "Semeniuk Valuation and Fairness Opinion") commissioned by MFC's board of directors, and other important information. Please consider this material carefully and, if you require assistance, consult your financial, tax or other professional advisors.

MFC's board of directors has considered the proposed terms of the Arrangement to determine whether such terms are in the best interests of MFC and fair to the shareholders of MFC. The board of directors has concluded, based on the Semeniuk Valuation and Fairness Opinion, and for the reasons stated above and in the Management Information Circular accompanying this letter, that the proposal is in the best interests of MFC and fair to the shareholders.

For these reasons, and after careful consideration of the matter, our board of directors unanimously recommends that you vote in favour of the Arrangement.

The Continuance

MFC is also seeking the approval of the holders of Common Shares to continue into the Province of British Columbia pursuant to the British Columbia Business Corporations Act (the "BCBCA"). The principal purpose for MFC seeking to continue into British Columbia is the greater flexibility afforded to MFC under the BCBCA than under the Yukon Business Corporations Act (the "YBCA"). The Management Information Circular accompanying this letter contains a summary of certain key differences between the BCBCA and the YBCA.

For these reasons, and after careful consideration of the matter, our board of directors also unanimously recommends that you vote in favour of the Continuance.

Your vote is important regardless of the number of MFC securities you own and you should be represented at the annual and special meeting whether or not you are able to attend personally. Accordingly, you are requested to complete, date, sign and return the enclosed form of proxy in accordance with the instructions set out therein so that it is received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment or adjournments thereof.

Sincerely,

/s/ Michael J. Smith

Michael J. Smith
President

NOTICE OF ANNUAL AND SPECIAL SHAREHOLDERS' MEETING

Notice is hereby given that the annual and special meeting (the "Meeting") of shareholders of MFC Bancorp Ltd. ("MFC") will be held in Vancouver, British Columbia, at Suite 1620, 400 Burrard Street, Vancouver, British Columbia on Thursday, August 12, 2004, at 9:00 a.m. (Pacific Daylight Time), for the following purposes:

1. To receive and consider the financial statements of MFC for the financial year ended December 31, 2003, together with the report of the auditors thereon, and for the financial period ended March 31, 2004;

2. To elect two Class II directors;

3. To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration for the ensuing year;

4. To consider, pursuant to an order of the Supreme Court of the Yukon Territory dated June 29, 2004 (the "Interim Order"), and, if deemed advisable, adopt, with or without variation, a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under section 195 of the Business Corporations Act (Yukon) (the "YBCA"), the full text of which is set out as an appendix to the management information circular (the "Information Circular") accompanying this notice of annual and special meeting (the "Notice");

5. To consider and, if deemed advisable, adopt, with or without variation, a special resolution (the "Continuance Resolution") to approve the continuance of MFC to British Columbia (the "Continuance") under section 191 of the YBCA and under section 302 of the Business Corporations Act (British Columbia), the full text of which is set out as an appendix to the Information Circular; and

6. To transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Information Circular, a Form of Proxy, the financial statements of MFC for the financial year ended December 31, 2003, the unaudited financial statements of MFC for the financial period ended March 31, 2004, unaudited pro forma consolidated financial statements of MFC and Blue Earth for such financial periods, and a form whereby shareholders may request to be added to MFC's supplemental mailing list. The accompanying Information Circular provides additional information relating to the special matters to be dealt with at the Meeting.

The Interim Order (reproduced in the Information Circular) provides that, in order for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without variation, (i) by the affirmative vote of not less than two-thirds of the votes cast in respect thereof by the holders of MFC's common shares, and (ii) by the affirmative vote of not less than two-thirds of the votes cast in respect thereof by the holders of MFC's bonds.

Before the Arrangement can become effective, it must be approved by a further order of the Supreme Court of the Yukon Territory. It is also subject to the conditions contained in the arrangement agreement (the "Arrangement Agreement") among MFC, Sutton Park International Limited, Blue Earth Refineries Inc., New Sutton Canco Inc., New Nature Canco Inc., and 4025750 Canada Inc. The full text of the Arrangement Agreement is attached as Appendix B to the Information Circular.

Pursuant to the Interim Order, registered holders of MFC Shares have the right to dissent with respect to the Arrangement and, if the Arrangement becomes effective, to be paid the fair value of their shares in accordance with the provisions of the Interim Order and section 193 of the YBCA. In addition, registered holders of MFC Shares have the right to dissent with respect to the Continuance and, if the Continuance becomes effective, to be paid the fair value of their shares in accordance with section 193 of the YBCA. This right is described in the Information Circular.

Shareholders of record who are unable to attend the Meeting are requested to complete, sign, date and return the accompanying Form of Proxy (in the envelope provided for that purpose) to MFC, in accordance with the instructions set out in the Form of Proxy and in the Information Circular accompanying this Notice. A proxy will not be valid unless it is deposited to the Attention of the President of MFC, c/o Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6, by hand or by mail, so as to be received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment or adjournments thereof.

If you are a non-registered shareholder of MFC and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

DATED this 13th day of July, 2004.

By Order of the Board of Directors

/s/ Michael J. Smith

Michael J. Smith
President

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation and transactions described herein are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws and orders made by a Yukon court. MFC Shareholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws, and that this Information Circular has not been filed with the United States Securities and Exchange Commission or the securities regulatory authorities of any state within the United States.

The financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles which differ from United States generally accepted accounting principles in certain respects, and are subject to Canadian auditing and auditor independence standards and thus, may not be comparable to financial statements prepared in accordance with United States requirements.

Completion of the transactions described herein will have tax consequences under the laws of both the United States and Canada. See "The Arrangement - Canadian Income Tax Considerations" for a summary of certain Canadian income tax consequences of the Arrangement for MFC shareholders, and see "The Arrangement - Certain US Federal Income Tax Consequences" for a summary of certain United States federal income tax consequences.

The enforcement by MFC Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that MFC and Blue Earth are incorporated or organized under the laws of a country other than the United States, that some or all of their officers and directors and the experts named herein may be residents of a country other than the United States, and that a substantial portion of the assets of MFC and Blue Earth and such persons are located outside the United States.

THE BLUE EARTH SECURITIES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES IN WHICH MFC SHAREHOLDERS RESIDE.

THE BLUE EARTH SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

S.C. No. 04-A0059

IN THE SUPREME COURT OF THE YUKON TERRITORY

IN THE MATTER OF AN APPLICATION FOR APPROVAL OF AN ARRANGEMENT UNDER SECTION 195 OF THE BUSINESS CORPORATIONS ACT, R.S.Y.T. 2002, c.20

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING MFC BANCORP LTD. AND ITS SHAREHOLDERS AND SUTTON PARK INTERNATIONAL LIMITED, NATURE EXTRAC LIMITED, 4025750 CANADA INC., NEW SUTTON CANCO INC. AND NEW NATURE CANCO INC.

NOTICE OF APPLICATION FOR FINAL ORDER

TO: ALL SHAREHOLDERS OF MFC BANCORP LTD.

AND TO: ALL BONDHOLDERS OF MFC BANCORP LTD.

NOTICE IS HEREBY GIVEN that a Petition has been filed by MFC Bancorp Ltd. ("MFC") for approval of an arrangement (the "Arrangement") pursuant to section 195 of the Yukon Business Corporations Act (the "Act") involving MFC and its shareholders and Sutton Park International Limited, Nature Extrac Limited, 4025750 Canada Inc., New Sutton Canco Inc. and New Nature Canco Inc.

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated June 29, 2004 has given directions as to the calling of a meeting of the holders of common shares of MFC for the purpose of considering and voting upon the Arrangement and matters relating thereto.

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated June 29, 2004 has given directions as to the calling of a meeting of the holders of the 4.4% Convertible Unsecured Subordinated Bonds of MFC, which securities are governed by a Trust Indenture dated January 7, 2004 between MFC and Computershare Trust Company of Canada, for the purpose of considering and voting upon the Arrangement and matters relating thereto.

AND NOTICE IS FURTHER GIVEN that pursuant to the Interim Order, if the Arrangement is approved by the requisite vote of the shareholders of MFC, and if the Arrangement is approved by the requisite vote of the bondholders of MFC, MFC will seek a final order approving the Arrangement at a Hearing to be held before a Justice of the Supreme Court of the Yukon Territory at The Law Courts, 2134 Second Avenue, in the City of Whitehorse, in the Yukon Territory, on August 24, 2004 at 10:00 a.m. (Pacific Daylight Time), or so soon thereafter as counsel may be heard.

At the hearing of the Petition, MFC intends to seek:

(a) an order approving the Arrangement pursuant to the provisions of Section 195 of the
Act; and

(b) such other and further orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the Interim Order provides that this Notice of Application shall advise, and it hereby does advise, that on the final hearing of this Petition the Court will hear and consider written or oral testimony from any person entitled to vote on the Arrangement (or any person who will become a shareholder or bondholder of MFC prior to the final hearing on this Petition) desiring to be present personally or through counsel.

Any shareholder or bondholder of MFC desiring to support or oppose the making of an Order on the said application may be heard at the hearing of the application by filing and delivering an Appearance as set forth below and any affidavit material upon which the shareholder or bondholder may wish to rely.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION OF THE PETITIONER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled "Appearance" at the Registry of the Supreme Court of the Yukon Territory (the "Registry") prior to the date of hearing and YOU MUST ALSO DELIVER a copy of the "Appearance" to the Petitioner's address for delivery, which is set out below.

YOU OR YOUR SOLICITOR may file the "Appearance". You may obtain a form of "Appearance" at the Registry. If you wish to file an Affidavit it must be sworn to before an officer commissioned to take oaths and must be filed with the Court prior to the date set forth for the hearing. A properly completed form of Appearance must accompany or precede any such affidavit.

The address of the Registry is: The Yukon Supreme Court, the Law Courts, 2134 Second Avenue, Whitehorse, Yukon Y1A 5H6.

If you do not file and deliver an Appearance as aforesaid and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit. IF YOU DO NOT FILE AN APPEARANCE, you will not be permitted to present written or oral testimony, and any action in the proceedings may be taken without further notice to you. If the Arrangement is approved, it will significantly affect the legal rights of the shareholders and bondholders of MFC.

A copy of the said Petition and other documents in the proceedings will be furnished to any shareholder or bondholder of MFC upon request in writing addressed to the solicitors for the Petitioner at its address for delivery set out below.

MFC's address for delivery is c/o Lackowicz, Shier & Hoffman, Barristers & Solicitors, 300-204 Black Street, Whitehorse, Yukon Y1A 2M9, Attention: Paul W. Lackowicz.

DATED at the City of Whitehorse, in the Yukon Territory, this 29th day of June, 2004.

/s/ Lackowicz, Shier & Hoffman
_________________________
Lackowicz, Shier & Hoffman
Solicitors for the Petitioner

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS
SUMMARY OF MANAGEMENT INFORMATION CIRCULAR	13	Compensation of Directors	31
		Stock Option Plan	31
GLOSSARY OF DEFINED TERMS	17
FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES	21	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	31
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	21	Aggregate Indebtedness	31
		Indebtedness of Directors and	31
RISK FACTORS	21	Executive Officers Under (1)
Metal Price Volatility and Market Supply and Demand	21	Securities Purchase and (2) Other Programs
Regulatory and Environmental Factors	22
Policital and Regulatory Risks	22	APPOINTMENT OF AUDITOR	32
Lack of Earnings	22
Permits	22	MANAGEMENT CONTRACTS	32
Competition	23
Employees	23	INTEREST OF INSIDERS IN MATERIAL
Conflicts of Interest	23	TRANSACTIONS	32
Availability of Financing	23
Currency Fluctuation	23	INTEREST OF CERTAIN PERSONS IN
No Market for Blue Earth Common Shares	23	MATTERS TO BE ACTED UPON	33

GENERAL PROXY INFORMATION	24	REGISTRAR AND TRANSFER AGENT	33
Solicitation of Proxies	24
Record Date	24	THE ARRANGEMENT	33
Appointment of Proxyholders	24	The Reorganization	34
Voting of Proxies	24	Court Approval	35
Non-Registered Holders	24	Rights of Dissenting Shareholders	36
Revocability of Proxy	25
		SELECTED PRO FORMA CONSOLIDATED	36
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	26	FINANCIAL INFORMATION
		CANADIAN INCOME TAX CONSIDATION	38
MARKETS AND PRICE HISTORY	26

ELECTION OF DIRECTORS	27	CERTAIN US FEDERAL INCOME TAX CONSEQUENCES	39

STATEMENT OF EXECUTIVE COMPENSATION	28	INFORMATION CONCERNING BLUE EARTH	41
Summary Compensation Table	28	Name and Incorporation	41
Option Grants During the Most Recently Completed Financial Year	28	Description of Business Existing Share Capital Structure	41 41
Aggregated Option Exercises During the most Recently Completed Financial Year and Financial Year-End Option Values	29	Directors and Officers Interest of Insiders in Material Transactions	42 42
Option and SAR Repricings	29	Legal Proceedings	42
Termination of Employment, Change in Responsibilities and Employment Contracts	29	Risk Factors Dividend Record	42 42
Composition of the Compensation Contracts	30	Auditors Material Contracts of Blue Earth	43 43
Report on Executive Compensation	30	Information Concerning KCCL	43
Performance Graph	30	Information Concerning 36569 Yukon	45
Summary of Certain Key Differences between the YBCA and the BCBCA	49
		CONTINUANCE	46
SHAREHOLDERS' RIGHTS TO DISSENT	52	Corporate Charter	47
Strict Compliance with Dissent Provisions Required	53	Pro Forma Consolidated Statement of Operations (for the year ended December 31, 2003	FS-39
			FS-39
OTHER BUSINESS	54	Pro Forma Consolidated Statement of Operations
		(for the three months ended March 31, 2004)	FS-40
AVAILABLE INFORMATION	54
		Notes to Pro Forma Consolidated Financial
APPROVAL AND CERTIFICATE	54	Statements	FS-41

12
INDEX TO FINANCIAL STATEMENTS	FS-1	Pro Forma Consolidated Financial Statements
		of Blue Earth Refineries Inc. (unaudited)	FS-42
Consolidated Financial Statements of MFC Bancorp Ltd. and Subsidiaries As of December 31, 2003	FS-2
		Compilation Report	FS-43
Independent Auditors' Report	FS-2
		Pro Forma Consolidated Balance Sheets (as at
Consolidated Balance Sheets	FS-3	March 31, 2004)	FS-45

Consolidated Statements of Income	FS-4	Pro Forma Consolidated Statement of Operations
		(for the year ended December 31, 2003)	FS-46
Consolidated Statements of Changes in Shareholder's Equity	FS-5
		Pro Forma Consolidated Statement of Operations
Consolidated Statements of Cash Flows	FS-6	(for the three months ended March 31, 2004)	FS-47

Notes to Consolidated Financial Statements	FS-7	Notes to Pro Forma Consolidated Financial
		Statements	FS-48
Interim Consolidated Financial Statements of MFC Bancorp Ltd. for the Three Months ended March 31, 2004 (unaudited)	FS-30
		APPENDIX A
Notice to Reader	FS-30	Arrangement Resolution	A-1

Consolidated Balance Sheets	FS-31	APPENDIX B
		Arrangement Agreement	B-1
Consolidated Statements of Operations and Retained Earnings	FS-32
		APPENDIX c
Consolidated Statement of Cash Flows	FS-33	Valuation and Fairness Opinion	C-1

Notes to Consolidated Financial Statements	FS-34	APPENDIX D
		Interim Order	D-1
Pro Forma Consolidated Financial Statements of MFC Bancorp Ltd. (unaudited)	FS-36
		APPENDIX E
Compilation Report	FS-37	Continuance Resolution	E-1

Pro Forma Consolidated Balance Sheets (as at March 31, 2004)	FS-38	APPENDIX F
		Notice of Articles	F-1

		APPENDIX G
		Articles	G-1

		APPENDIX H
		Section 193 of the YBCA	H-1

SUMMARY OF MANAGEMENT INFORMATION CIRCULAR

The following information is a summary of certain information contained in this Information Circular and is qualified in its entirety by and should be read in conjunction with the more detailed information appearing elsewhere in this Information Circular. Certain capitalized terms used in this Information Circular without definition are defined in the "Glossary of Defined Terms" which is located immediately following this summary. All references to currency in this Information Circular are to Canadian dollars unless otherwise stated. Securityholders of MFC are urged to review this Information Circular in its entirety.

Time, Date and Place of Meeting

The Shareholders' Meeting will be held on Thursday, August 12, 2004 at 9:00 a.m. (Pacific Daylight Time) at Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6. At the Shareholders' Meeting, in addition to the usual annual meeting business, the Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution and the Continuance Resolution and to consider such other business as may properly come before the Shareholders' Meeting.

The Arrangement

In December 2003, the board of directors of MFC resolved to reorganize and transfer its non-core, superfluous cobalt refining assets into a newly-created separate company and to distribute the shares of such separate company by way of a reduction of stated capital for the benefit of the MFC Common Shareholders (the "Distribution").

The proposed Distribution will require a reorganization and a reduction of MFC's stated capital, all to be completed as part of the Arrangement under the YBCA subject to Court approval.

Under the Arrangement, MFC will reorganize its cobalt assets in a series of internal corporate restructuring transactions resulting in MFC Subco and KCCL being held by one corporation, Blue Earth, a company existing under the laws of the British Virgin Islands and a wholly-owned subsidiary of Sutton Park. Sutton Park, a wholly-owned subsidiary of MFC, will transfer the Blue Earth Common Shares to MFC, which will then distribute the Blue Earth Common Shares by way of a reduction of MFC's stated capital to MFC Common Shareholders, on a pro rata basis. Only those MFC Common Shareholders of record as at the Distribution Record Date who do not exercise their right to dissent to the Arrangement (the "Non-Dissenting MFC Shareholders") will be entitled to participate in such Distribution.

Pursuant to the YBCA, MFC may by special resolution reduce its stated capital for any purpose, including the distribution to the holders of the issued shares of any class an amount not exceeding the stated capital of that class. Under the Arrangement, the stated capital of MFC will be decreased by an amount equal to not less than the book value of the cobalt assets. This reduction will be effected through the Distribution of the Blue Earth Common Shares to the Non-Dissenting MFC Shareholders. No consideration will be payable by the Non-Dissenting MFC Shareholders in connection with the Distribution.

The Blue Earth Common Shares to be issued pursuant to the Arrangement will, immediately after the Distribution, be 100% owned directly by the Non-dissenting Shareholders as at the Distribution Record Date.

Reasons for the Arrangement

MFC proposes to effect the Arrangement in order to reorganize its operations and dispose of its superfluous cobalt-related assets, which are not core to MFC's primary merchant banking business operations. MFC considers that the value of its cobalt interests may not be fully reflected in the price of its shares due to MFC's identification in the marketplace with its merchant banking activities. MFC also believes that the MFC Common Shareholders will be better able to manage certain portfolio risks inherent in the cobalt interests by holding these interests directly through the shares of Blue Earth.

With current annual consumption at approximately 41,000 tonnes, the cobalt metal market is relatively thin when compared to the supply and demand of most other industrial metal commodities. The lack of market depth leads to price volatility. The price volatility of cobalt and the potential impact on the underlying value of MFC's cobalt interests represents a concern of MFC. MFC may not be able to respond quickly to eliminate certain risks associated with this portion of its portfolio holdings. The reasons for the exposure are the size of the cobalt interests and the length of time that may be required to identify suitable offsetting investment alternatives.

Individual shareholders, who will also hold the cobalt interests through Blue Earth Common Shares, should be in a better position to diversify away non-systematic risk associated with MFC's cobalt interests by holding Blue Earth shares in a well diversified share portfolio.

Engagement of Semeniuk

The Board of Directors has received a fairness opinion from Stephen W. Semeniuk, CFA ("Semeniuk"). Semeniuk has concluded that the terms of the Arrangement are fair, from a financial point of view, to the MFC Common Shareholders.

Recommendation of the Board of Directors

After due consideration of the Semeniuk Valuation and Fairness Opinion, the Board of Directors has determined that the Arrangement is in the best interests of MFC and the MFC Common Shareholders. The Board unanimously recommends that the MFC Shareholders vote in favour of the Arrangement Resolution.

Continuation

In March 2004, British Columbia brought into force its new corporate legislation, the Business Corporations Act (British Columbia) (the "BCBCA"). The principal purpose for MFC seeking to continue into British Columbia is the greater flexibility afforded to MFC under the BCBCA than under the YBCA. After due consideration of the YBCA and the BCBCA, the Board of Directors has determined that it is in the best interests of MFC and the MFC Common Shareholders to continue under the laws of British Columbia. The Board unanimously recommends that the MFC Common Shareholders vote in favour of the Continuance Resolution.

Shareholder and Bondholder Approvals

The Interim Order provides that the Arrangement shall be deemed to be approved by the MFC Common Shareholders if it is approved by a majority of two-thirds of the votes of those shareholders who are present and vote either in person or by proxy at the Shareholders' Meeting, and that the Arrangement shall be deemed to be approved by the MFC Bondholders if it is approved by a majority of two-thirds of the votes of those bondholders who are present and vote either in person or by proxy at the Bondholders' Meeting.

MFC Common Shareholders are entitled to vote at the Shareholders' Meeting on the basis of one vote for each MFC Common Share held. MFC Bondholders are entitled to vote at the Bondholders' Meeting with respect to the proposed Arrangement on the basis of one vote in respect of every Euro 1,000 in principal amount of MFC Bonds.

Pursuant to the BCBCA, for the Continuance to be implemented, the Continuance Resolution must be passed by the affirmative vote of not less than two-thirds of the votes cast by the MFC Common Shareholders.

Quorum

The quorum for the MFC Common Shares required for the transaction of the business at the Shareholders' Meeting is two persons present in person or by proxy who together hold or represent by proxy in the aggregate not less than one-third of the outstanding MFC Common Shares entitled to vote at the Shareholders' Meeting. If a quorum is not present at the opening of the Shareholders' Meeting, the MFC Common Shareholders present or represented by proxy may adjourn the Shareholders' Meeting to a fixed time and place, but may not transact any other business.

The quorum for the MFC Bonds required for the transaction of the business at the Bondholders' Meeting shall consist of MFC Bondholders present in person or by proxy and representing at least 50% in principal amount of the outstanding MFC Bonds. If a quorum of the MFC Bondholders is not present within 30 minutes from the time fixed for holding the Bondholders' Meeting, the Bondholders' Meeting will be adjourned to the same day in the next week (unless such day is not a business day in which case it will be adjourned to the next following business day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the MFC Bondholders present in person or by proxy will form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 50% of the principal amount of the outstanding MFC Bonds.

Court Approval

The Arrangement requires approval of the Court. Prior to sending this Information Circular, MFC obtained the Interim Order which, among other things, directs that the MFC Common Shareholders and the MFC Bondholders be asked to consider and vote upon the Arrangement Resolution. The Notice of Application for Final Order appears at the front of this Information Circular.

As set out in the Notice of Application, the hearing in respect of the Final Order is scheduled to take place on August 24, 2004, subject to the receipt of requisite approvals of the MFC Shareholders at the Shareholders' Meeting and the MFC Bondholders at the Bondholder's Meeting. At that hearing, all holders of MFC Common Shares and other interested parties who wish to participate or to be represented or to present evidence or arguments may do so, by complying with the requirements described in the Notice of Application and Interim Order.

The authority of the Court under the YBCA is very broad. The Court may make any inquiry it considers appropriate with respect to the Arrangement. The Court will consider, among other things, the fairness of the Arrangement to the MFC Common Shareholders. The Court may approve the Arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. The Arrangement will not proceed if it is not approved by the required votes of MFC Common Shareholders at the Shareholders' Meeting, by the required votes of the MFC Bondholders at the Bondholders' Meeting or if it is not approved by the Court.

Effective Date of the Arrangement

Provided the requisite approvals are received from the MFC Common Shareholder, the MFC Bondholders and the Court, and other conditions precedent are satisfied or waived, the Arrangement will be effected by the filing of Articles of Arrangement and the issuance of a Certificate of Arrangement in accordance with the provisions of the YBCA. The Arrangement will become effective on the date on which the Certificate of Arrangement is issued (the "Effective Date").

Rights of Dissent

MFC Common Shareholders have the right to dissent to the Arrangement Resolution and the Continuance Resolution and to be paid the fair value of their MFC Common Shares upon strict compliance with the provisions of Section 193 of the YBCA. Pursuant to the terms of the Arrangement Agreement, the obligation of MFC to complete the Arrangement is conditional upon MFC not having received Notices of Dissent in such number that the Board of Directors determine that it would be inadvisable to proceed with the Arrangement. See "Rights of Dissenting Shareholders."

No Market for Blue Earth Common Shares

There is no intention to list or otherwise qualify the Blue Earth Common Shares on a stock exchange or stock quotation system in Canada, the United States or elsewhere. The Distribution is thus not being effected to create a public market in Canada or the United States for the Blue Earth Common Shares. Blue Earth intends to register the Blue Earth Common Shares as a class under section 12(g) of the United States Securities Exchange Act of 1934.

The Distribution Record Date will be that date which is ten business days following the effective date of the registration statement on Form 20-F to be filed by Blue Earth to effect such registration.

Canadian Income Tax Considerations

In general, and subject to the detailed comments set out below under "The Arrangement - Canadian Income Tax Considerations," MFC Common Shareholders who receive Blue Earth Common Shares pursuant to the Arrangement will not be subject to tax in Canada in respect of the Blue Earth Distribution. In accordance with the Arrangement, the stated capital account of MFC for corporate purposes and the paid-up capital account of MFC for purposes of the Tax Act will both be reduced by $85,076,241 and such amount will be applied to the Blue Earth Distribution. The Blue Earth Distribution will not constitute a dividend but, instead, a non-taxable distribution for purposes of the Tax Act.

Certain US Federal Income Tax Consequences

In general, subject to the detailed comments set out below under "The Arrangement - Certain US Federal Income Tax Consequences", the Distribution will not qualify as a tax-free distribution under the Code. A US Holder of MFC Common Shares pursuant to the Distribution will be treated as if such shareholder had received a distribution in an amount equal to the fair market value of the Blue Earth Common Shares received.

Not Qualified for Investment

Blue Earth Common Shares will not constitute a "qualified investment" for trusts governed by a registered retirement savings plan, deferred profit sharing plan or registered retirement income fund as defined for the purposes of the Tax Act.

MFC and Blue Earth after the Arrangement

Upon the completion of the Arrangement, Blue Earth will not be directly controlled by MFC. The objective of Blue Earth will be to become a profitable cobalt producer principally through cobalt refining. To achieve this, Blue Earth will apply the cobalt refining expertise of KCCL and 36959 Yukon to further develop its projects as it sees fits and identify and acquire new opportunities which can be profitably developed.

Selected Pro Forma Consolidated Financial Information

Selected unaudited pro forma consolidated financial information for MFC and Blue Earth is disclosed under the heading, "The Arrangement - Selected Pro Forma Consolidated Financial Information."

GLOSSARY OF DEFINED TERMS

The following is a glossary of certain terms used in this Information Circular.

"Act" or "YBCA" means the Business Corporations Act (Yukon), as now enacted or as the same may be amended.

"Amalgamated Subco" means the corporation resulting from the Amalgamation.

"Amalgamated Subco Common Shares" means the common shares in the capital of Amalgamated Subco.

"Amalgamated Subco Transfer" means the transfer by MFC to Blue Earth of one Amalgamated Subco Common Share in exchange for one Blue Earth Common Share.

"Amalgamation" means the amalgamation of MFC Subco, New Sutton Canco Inc., and New Nature Canco Inc. pursuant to the Arrangement.

"Arrangement" means the arrangement under section 195 of the YBCA involving, among other things, the Amalgamation, the Amalgamated Subco Transfer, the Blue Earth Transfer, the Blue Earth Split, the Stated Capital Reduction, and the Blue Earth Distribution, all as more particularly described in the Plan of Arrangement attached hereto as Exhibit I to Appendix B.

"Arrangement Agreement" means the agreement among MFC, Sutton Park, Blue Earth, New Sutton Canco Inc., New Nature Canco Inc., and 402575 Canada Inc. dated as of July 13, 2004 relating to the Arrangement, the form of which is annexed as Appendix B to this Information Circular, and any amendments thereto.

"Arrangement Resolution" means the special resolution approving the Arrangement, the form of which is annexed as Appendix A of this Information Circular, to be considered and, if thought fit, passed, with or without variation, by the MFC Securityholders at the Meeting.

"Articles of Arrangement" means the articles of arrangement of MFC relating to the Arrangement.

"BCBCA" means the Business Corporations Act (British Columbia).

"Blue Earth" means Blue Earth Refineries Inc., a corporation incorporated under the laws of the British Virgin Islands and formerly known as Nature Extrac Limited.

"Blue Earth Common Shares" means the common shares in the capital of Blue Earth.

"Blue Earth Common Shareholders" means at any time the holders at that time of Blue Earth Common Shares.

"Blue Earth Common Shares" means the common shares in the capital of Blue Earth.

"Blue Earth Split" means the division of the issued and outstanding Blue Earth Common Shares as at the Distribution Record Date by a factor to be determined jointly by Blue Earth and MFC so that the number of issued and outstanding Blue Earth Common Shares is equal to the number of issued and outstanding MFC Common Shares as at the Distribution Record Date.

"Blue Earth Transfer" means the transfer by Sutton Park to MFC of all of its Blue Earth Common Shares in exchange for $2.0 million in cash, the MFC Promissory Note and set-off of the Sutton Park Debt.

"Board of Directors" means the board of directors of MFC.

"Bondholders' Meeting" means the special meeting of the MFC Bondholders (including any respective adjournment thereof) to be held to consider and, if deemed advisable, to approve the Arrangement, among other matters.

"Business Day" means a day which is not a Saturday, Sunday or a civic or statutory holiday within the meaning of the Interpretation Act (British Columbia), in Vancouver, British Columbia.

"Canadian GAAP" means Canadian generally accepted accounting principles.

"Circular" or "Information Circular" means the management information circular of MFC to be prepared and sent to the MFC Securityholders in connection with the MFC Meeting.

"Cobalt Assets" means the shares representing 75% of the capital of KCCL, the KCCL Debt, the shares representing 49.2% of the capital of 36569 Yukon, the Income Debenture, the KCCL Payable, the Sutton Park Receivable, and the MFC Receivable.

"Code" means the United States Internal Revenue Code of 1986, as now enacted or as the same may be amended.

"Continuance" means continuance of MFC into the Province of British Columbia pursuant to the BCBCA.

"Continuance Resolution" means the special resolution approving the Continuance, the form of which is annexed as Appendix E to this Information Circular, to be considered and, if thought fit, passes, with or without variation, by the MFC Common Shareholders at the Meeting.

"Court" means the Supreme Court of the Yukon Territory.

"Dissent Rights" means the right to dissent to the Arrangement described in Section 4 of the Plan of Arrangement.

"Distribution" means the distribution of all the Blue Earth Common Shares to the MFC Common Shareholders.

"Distribution Record Date" has the meaning ascribed thereto in Section 3.1(h) of the Plan of Arrangement.

"Effective Date" means the date shown in the certificate of arrangement giving effect to the Arrangement which is issued under the Act by the Registrar.

"Final Order" means the final order of the Court made in connection with the approval of the Arrangement following the application therefor contemplated by the Arrangement Agreement.

"Income Debenture" means the income debenture representing a principal amount of € 4,242,000 held by Sutton Park issued under the trust indenture dated August 8, 2003 between 36569 Yukon Inc. and Thurn & Taxis Capital Management AG in respect of € 10,000,000 variable rate secured income debentures due 2013.

"Interim Order" means the interim order of the Court made in connection with the approval of the Arrangement following the application therefor contemplated by the Arrangement Agreement.

"KCCL" means Kasese Cobalt Company Limited, a company incorporated under the laws of Uganda.

"KCCL Debt" means the indebtedness owed by KCCL to Sutton Park in the principal amount of approximately US$140.0 million, as at March 31, 2004 plus accrued interest thereon.

"KCCL Payable" means the accounts payable of MFC due to KCCL of approximately US$350,000.

"Mailing Date" means the date of mailing of the Circular to MFC Common Shareholders.

"MFC Bonds" means the 4.4% convertible unsecured subordinated bonds of MFC due December 31, 2009.

"MFC Bondholders" means at any time the holders at that time of MFC Bonds.

"MFC Common Shares" means the common shares in the capital of MFC.

"MFC Common Shareholders" means at any time the holders at that time of MFC Common Shares.

"MFC Meeting" means the annual and special meeting of MFC Common Shareholders and the meeting of MFC Bondholders (including any respective adjournment thereof) to be held to consider and, if deemed advisable, to approve the Arrangement, among other matters, as applicable.

"MFC Promissory Note" means the promissory note to be issued by MFC in favour of Sutton Park for a principal amount of $63.0 million with interest thereon at a rate equal to three percent per annum calculated at the end of the 2004 calendar year and at the end of each calendar year thereafter as well as before maturity and default until paid, secured by a pledge by MFC to Sutton Park of shares in MFC Merchant Bank SA, and such other reasonable commercial terms to be agreed between MFC and Sutton Park.

"MFC Receivable" means the accounts receivable of MFC due from 36569 Yukon Inc. of approximately $731,679.

"MFC Securities" means the MFC Common Shares, MFC Bonds or both, as applicable.

"MFC Securityholder" means a holder of MFC Common Shares or MFC Bonds.

"MFC Subco" means 4025750 Canada Inc., a corporation incorporated under the laws of Canada.

"Plan of Arrangement" means the plan of arrangement set out as Exhibit I to Appendix B hereto and any amendments or variations thereto made in accordance with Section 6.3 of the Arrangement Agreement.

"Pre-Arrangement Transactions" means the following transactions undertaken in the following order and completed on or prior to the Effective Date: (a) the alteration of the authorized capital of Blue Earth to 100,000,000 shares without par value; (b) the transfer by Sutton Park to Blue Earth of the 1,674 shares in KCCL, its interest in the KCCL Debt, and the Income Debentures in exchange for the issuance by Blue Earth to Sutton Park of 49,500 Blue Earth Common Shares; and (c) the transfer by Sutton Park to Sutton Park Subco of 4,242 common shares in the capital of 4025776 Canada Inc. in exchange for the issuance by Sutton Park Subco to Sutton Park of one Sutton Park Subco Common Share.

"Registrar" means the registrar of corporations or a deputy registrar of corporations appointed under section 263 of the Act.

"Securities Act" means the Securities Act (British Columbia), as amended.

"Securities Legislation" means the Securities Act and the equivalent legislation of the other provinces of Canada, as now enacted or as the same may be amended and the applicable rules, regulations, rulings, orders and forms made or promulgated under such statutes and the published policies of the regulatory authorities administering such statutes, as well as the United States Securities Act of 1933 and Securities Exchange Act of 1934.

"Shareholders' Meeting" means the annual and special meeting of the MFC Common Shareholders (including any respective adjournment thereof) to be held to consider and, if deemed advisable, to approve the Arrangement, among other matters.

"Stated Capital Reduction" means the reduction in the stated capital account in respect of the MFC Common Shares pursuant to the Arrangement.

"Sutton Park" means Sutton Park International Limited, a company existing under the laws of Barbados.

"Sutton Park Debt" means the debt owed by Sutton Park to MFC of approximately $20.0 million.

"Sutton Park Receivable" means the accounts receivable of Sutton Park (or its subsidiary) due from 36569 Yukon of approximately $936,808.

"Tax Act" means the Income Tax Act (Canada), as now enacted or as the same may be amended.

"Termination Date" means 11:59 p.m., Pacific Daylight Time, on December 31, 2004.

"US Holder" includes a holder of MFC Common Shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for US tax purposes and any other person or entity whose ownership of MFC Common Shares is effectively connected with the conduct of a trade or business in the United States.

"36569 Yukon" means 36569 Yukon Inc., a corporation incorporated under the laws of the Yukon Territory.

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The financial statements and summaries of financial information contained in this Information Circular are reported in Canadian dollars unless otherwise stated. All such financial statements have been prepared in accordance with Canadian GAAP.

The consolidated financial statements of MFC for the years ended December 31, 2003 and 2002 have been reported on by Peterson Sullivan PLLC, certified public accountants of 601 Union Street, Suite 2300, Seattle Washington 98101. The consolidated financial statements of MFC for the three months ended March 31, 2004 have been prepared solely by management of MFC and have not been reviewed by Peterson Sullivan PLLC.

The pro forma consolidated balance sheet of MFC as at March 31, 2004 and the related statements of operations for the year ended December 31, 2003 and the three months ended March 31, 2004 and the pro forma consolidated balance sheet of Blue Earth as at March 31, 2004 and the related statements of operations for the year ended December 31, 2003 and the three months ended March 31, 2004 have been prepared solely by management of MFC and have not been reviewed by Peterson Sullivan PLLC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, some information presented in this Information Circular constitutes forward-looking statements. When used in this Information Circular, the words "estimate", "project", "believe", "anticipate", "intend", "expect", "predict", "may", "should", the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of MFC or Blue Earth to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, changes in project parameters as plans continue to be refined, future prices of cobalt, as well as those factors discussed in the section entitled "Risk Factors". Although MFC and Blue Earth have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this Information Circular speak only as to the date hereof. MFC and Blue Earth do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RISK FACTORS

An investment in Blue Earth should be considered speculative and subject to significant risks. If the Arrangement is completed, the risks affecting Blue Earth include the following:

Metal Price Volatility and Market Supply and Demand

The current demand for, and supply of, cobalt are the fundamental influences of the metal's prices, as are technical trends, currency exchange rates, inflation rates, changes in global economies, political factors and a number of other factors. The supply of cobalt consists of a combination of new mine production and existing stock held by governments, producers, financial institutions, and consumers. The following table sets forth for the calendar years indicated the average annual spot price in US dollars per pound for cobalt cathodes as reported by the US Geological Survey, Mineral Commodities Summaries:

Calendar Year	Cobalt Average Spot Price (USD/lb)
2004(1)	26.70
2003	9.40
2002	6.91
2001	10.55
2000	15.16
1999	17.02

(1) For the period from January 1, 2004 to May 31, 2004.

Regulatory and Environmental Factors

Blue Earth's cobalt refining activities following the Arrangement will be subject to laws and regulations controlling not only the refining of pyrite tailings, but also the possible effects of such activities upon the environment. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral refining operations, such as seepage from tailings disposal areas, which could result in environmental pollution. A violation of such legislation may result in the imposition of substantial fines and penalties. In addition, certain types of operations required the submission and approval of environmental impact statements. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral refining operations. Current and future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of Blue Earth's pyrite stockpile, the extent of which cannot be predicted. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that Blue Earth may determine to discontinue operations

Political and Regulatory Risks

KCCL's pyrite tailings stockpiles are, and following the Arrangement, Blue Earth's principal pyrite tailings stockpiles, will be located in Uganda where business activities may be affected by political instability, economic instability and government regulations. Any changes in regulations or political or economic conditions which may adversely affect its business are beyond the control of MFC, Blue Earth and KCCL. The risks include, but are not limited to, terrorism, military repression, expropriation, extreme fluctuations in currency exchange rates, and high rates of inflation. Business activities may also be affected by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, land use, water use, environmental legislation and workers safety. The effect of these factors on KCCL cannot be predicted.

Lack of Earnings

Operations of Blue Earth, KCCL and 36569 Yukon currently do not generate any positive cash flow. In the past, each company has relied on sales of debt and equity securities to meet its cash requirements and Blue Earth has relied on working capital loans from MFC. It is most likely that after the Arrangement, Blue Earth may be required to issue additional shares to finance its operations. There can be no assurance that future issues and operations will provide cash flow sufficient to satisfy operational requirements and cash commitments.

Permits

The operations by Blue Earth and its subsidiaries after the Arrangement may require permits and licences from various governmental authorities. Obtaining such permits is a complex and time consuming process involving numerous agencies. The time involved and success in obtaining such permits is contingent upon many variables not within the control of Blue Earth or its subsidiaries. The failure to obtain such permits could have a material adverse effect on Blue Earth's business, operations and future prospects.

Competition

The cobalt refining business is competitive. Blue Earth will continue to compete with a number of other refining companies, many of which have greater financial and technical resources than Blue Earth, in the production of cobalt and the acquisition of attractive cobalt properties. There is increasing competition for a limited number of cobalt refining opportunities both within Canada and Africa and worldwide and, as a result of this competition, Blue Earth may be unable to produce cobalt on terms acceptable to it.

Employees

Blue Earth will continue to compete with other refinery companies in connection with the recruitment and retention of qualified employees. At the present time, a sufficient supply of qualified workers is available for operations at each of the properties. The continuation of such supply depends upon a number of factors, including, principally, the demand occasioned by other projects.

Conflicts of Interest

Some of the directors and officers of Blue Earth are engaged, and will continue to be engaged, in the search for additional business opportunities on their own behalf and on behalf of other corporations or may be directors or officers of other companies, and situations may arise where these directors and officers will be in direct competition with Blue Earth. Conflicts, if any, will be dealt with in accordance with the applicable law.

Availability of Financing

The continuation of cobalt refining activities by Blue Earth may require debt or equity financing in the future. There can be no assurance that financing will be available on acceptable terms, in which case the ability of Blue Earth to develop its properties will depend upon internal cash flows. There can be no assurance that cash flow from operations will satisfy those additional capital requirements.

Currency Fluctuation

The cobalt refinery operations in Uganda will make it subject to foreign currency fluctuations and such fluctuations may materially affect Blue Earth's financial position and results.

No Market for Blue Earth Common Shares

Blue Earth intends to register the Blue Earth Common Shares as a class under section 12(g) of the United States Securities Act of 1934, as amended, in accordance with certain policies of the United States Securities and Exchange Commission respecting corporate spin-offs. However, the Blue Earth Common Shares to be issued pursuant to the Arrangement have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state of the United States. Further, Blue Earth is not, and will not be a reporting issuer under the securities legislation of any Canadian province. Accordingly, certain resale restrictions will apply to the Blue Earth Common Shares and Blue Earth Common Shareholders may be unable to sell their shares without a significant reduction in the price of the shares, if at all. The price of Blue Earth Common Shares may be affected significantly by factors such as changes in Blue Earth's future operating results, the interest of investors, traders and others in mineral refinery companies and general market conditions.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular is being furnished to MFC Shareholders in connection with the solicitation of proxies by the Board of Directors and management of MFC for use at the Shareholders' Meeting to be held on Thursday, August 12, 2004, and at any adjournment or adjournments thereof, at the time and place and for the purposes set forth in the Notice of Meeting which accompanies this Information Circular. Pursuant to the Interim Order, a copy of this Information Circular will also be furnished to the MFC Bondholders in connection with the solicitation of proxies by the Board of Directors and management of MFC for use at the Bondholders' Meeting.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of MFC at nominal cost. The cost of this solicitation will be borne by MFC. The Notices of Meeting, Form of Proxy and this Information Circular will be mailed to MFC Securityholders commencing on or about July 16, 2004.

Record Date

The Board of Directors have set the close of business on July 9, 2004 as the record date (the "Record Date") for determining which MFC Securityholders shall be entitled to receive notice of and to vote at the Shareholders' Meeting and which MFC Bondholders shall be entitled to receive notice of and to vote at the Bondholders' Meeting. Only MFC Securityholders of record as of the Record Date are entitled to receive notice of and to vote at their respective Shareholders' Meeting or Bondholders' Meeting, unless after the Record Date, a MFC Securityholder of record transfers its common shares or bonds and the transferee (the "Transferee"), upon establishing that the Transferee owns such securities, requests in writing, at least ten days prior to the Shareholders' or Bondholders' Meeting or any adjournment or adjournments thereof, that the Transferee may have his or her name included on the list of MFC Securityholders entitled to vote at the Shareholders' or Bondholders' Meeting, in which case the Transferee is entitled to vote such shares at the Shareholders' Meeting or such bonds at the Bondholders' Meeting. Such written request by the Transferee shall be filed with the Secretary of MFC, c/o Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

Appointment of Proxyholders

The persons named in the accompanying Proxy as proxyholders are management's representatives. A MFC Securityholder desiring to appoint some other person (who need not be a MFC Securityholder) to represent him or her at the Shareholders' or Bondholders' Meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the Proxy or by completing another proper Proxy and, in either case, delivering the completed Proxy to the address set out on the Proxy, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Shareholders' and Bondholders' Meeting or any adjournments thereof.

Voting of Proxies

If the Proxy is completed, signed and delivered to MFC, the persons named as proxyholders therein shall vote or withhold from voting the MFC Securities in respect of which they are appointed as proxyholders at the Shareholders' or Bondholders' Meeting, in accordance with the instructions of the MFC Securityholders appointing them, on any ballot that may be called for and, if the MFC Securityholders specifies a choice with respect to any matter to be acted upon at the Shareholders' or Bondholders' Meeting, the persons appointed as proxyholders shall vote accordingly. The Proxy confers discretionary authority upon the persons named therein with respect to all other matters which may properly come before the Shareholders' or Bondholders' Meeting or any adjournments thereof. As of the date of this Information Circular, the Board of Directors knows of no such amendments, variations or other matters to come before the Shareholders' or Bondholders' Meeting, other than matters referred to in the respective notice of meeting. However, if other matters should properly come before the Shareholders' or

Bondholders' Meeting, the Proxy will be voted on such matters in accordance with the best judgement of the person or persons voting the Proxy.

If no choice is specified by a MFC Securityholder with respect to any matter identified in the Proxy or any amendment or variation to such matter, it is intended that the person designated by management in the Proxy will vote the securities represented thereby in favour of such matter and, in the case of Proxies provided by MFC Common Shareholders, for substitute nominees of management for directors, if necessary.

Non-Registered Holders

Only registered holders of MFC Common Shares, or the persons they appoint as proxyholders, are permitted to vote at the Shareholders' Meeting. However, in many cases, common shares beneficially owned by a person (a "Non-Registered Holder") are registered either:

(i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans; or

(ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, MFC has distributed copies of the Notice of Meeting, Information Circular, and Proxy relating to the Shareholders' Meeting (collectively, the "Meeting Materials") to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived his or her right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. A Non-Registered Holder who has not waived the right to receive the Meeting Materials will receive from his or her Intermediary a voting instruction form, which must be completed and signed by the Non-Registered Holder and returned in accordance with the directions of the Intermediary. The purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the Common Shares he or she beneficially owns.

Should a Non-Registered Holder wish to attend and vote at the Shareholders' Meeting in person, the Non-Registered Holder should write his or her name in the space provided for that purpose on the voting instruction form and return it in accordance with the directions of the Intermediary. The Intermediary will send the Non-Registered Holder a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of MFC Common Shares beneficially owned by the Non-Registered Holder and which names the Non-Registered Holder as proxyholder. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder should deposit this form of proxy with MFC in accordance with the instructions set out above.

Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the voting instruction form or form of proxy is to be delivered.

Revocability of Proxy

Any registered MFC Securityholder who has returned a Proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing, including a Proxy bearing a later date, executed by the registered MFC Securityholder or by his attorney duly authorized in writing or, if the registered MFC Securityholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the Proxy must be deposited at the same address where the original Proxy was delivered at any time up to and including the last business day preceding the date of the Shareholders' and Bondholders' Meeting, or any adjournments thereof, or with the chairman of the Shareholders' and Bondholders' Meeting on the day of the Shareholders' and Bondholders' Meeting. Only registered MFC Securityholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before their Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at July 9, 2004, there were a total of 15,527,901 MFC Common Shares outstanding and a total of Euro 9,774,615 principal amount of MFC Bonds outstanding. Each MFC Common Share entitles the holder thereof to one vote at the Shareholders' Meeting and every Euro 1,000 in principal amount of MFC Bonds entitles the holder to one vote at the Bondholders' Meeting.

To the best of MFC's knowledge and based solely upon public records and filings, the only persons who own or control more than 10% of the votes attached to the issued and outstanding MFC Common Shares are Peter Kellogg, who controls directly or indirectly 3,141,550 shares, or approximately 20.2% of the issued and outstanding MFC Common Shares; and New Image Investments Co. Ltd., which controls 1,870,000 shares, or approximately 12.0% of the issued and outstanding MFC Common Shares. In his public filings, Mr. Kellogg disclaims beneficial ownership of 2,821,550 of such shares, or approximately 18.2% of the issued and outstanding common shares of MFC. New Image Investments Co. Ltd. holds the 1,870,000 MFC Common Shares as trustee for Trimaine Holdings, Inc. and has sole dispositive power over such shares.

To the best of MFC's knowledge, the only person who owns or controls more than 10% of the votes attached to the outstanding principal amount of the MFC Bonds is Sutton Park (a direct, wholly-owned subsidiary of MFC) who holds Euro 6,786,436 in principal amount of MFC Bonds representing approximately 69.4% of the outstanding principal amount of MFC Bonds.

markets and price history

The MFC Common Shares are quoted on the Nasdaq National Market System under the symbol "MXBIF" and on the Frankfurt Stock Exchange under the symbol "MFC.GR". The following table sets forth the high and low sales of prices of our common shares on the Nasdaq National Market System for the periods indicated.

	Nasdaq

	High (US$)	Low (US$)

Annual Highs and Lows
1999	12.25	5.81
2000	10.00	6.75
2001	11.60	7.13
2002	11.51	6.45
2003	18.42	6.81

Quarterly Highs and Lows

2002
First Quarter	11.51	9.20
Second Quarter	10.49	8.60
Third Quarter	9.19	7.01
Fourth Quarter	7.81	6.45

2003
First Quarter	8.35	6.74
Second Quarter	9.87	7.92
Third Quarter	14.35	8.25
Fourth Quarter	18.42	13.27

27
Monthly Highs and Lows

2003
October	15.60	13.27
November	17.05	14.87
December	18.42	16.16

2004
January	24.28	17.76
February	23.90	20.52
March	24.93	21.27
April	25.10	18.59
May	18.70	17.00

ELECTION OF DIRECTORS

MFC's Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of MFC or with the provisions of the Business Corporations Act (Yukon). At each annual meeting of MFC, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of MFC Common Shareholders. A director appointed or elected to fill a vacancy on the Board of Directors holds office for the unexpired term of his predecessor.

At the Shareholders' Meeting, MFC Common Shareholders will be called upon to elect two Class II directors (together, the "nominees"). Shuming Zhao and Dr. Kelvin K. Yao were appointed as Class II directors of MFC on May 3, 2004, to fill the vacancies created by the resignations of Oq-Hyun Chin and Sok Chu Kim as Class II directors. While management does not contemplate that any of the nominees will be unable to serve as a director, if, prior to the Shareholders' Meeting, any vacancies occur in the slate of such nominees for any reason, the management representatives designated in the Proxy solicited in respect of the Shareholders' Meeting shall have discretionary authority to vote for the election of any other person or persons as directors. Proxies received on which no designation is made will be voted for management's nominees for election as directors or any substitute nominees thereof as may be determined by management, if necessary.

Michael J. Smith has one year remaining in his term as a Class III director of MFC which expires at the annual meeting of MFC Common Shareholders to be held in the year 2005. Silke Brossmann also has one year remaining in her term as a Class III director of MFC which expires at the annual meeting of MFC Common Shareholders to be held in the year 2005. Dr. Stefan Feuerstein has two years remaining in his term as a Class I director of MFC which expires at the annual meeting of MFC Common Shareholders to be held in the year 2006.

The following table sets forth information regarding the management nominees for election at the Shareholders' Meeting as directors of MFC and each director of MFC whose term of office will continue after the Shareholders' Meeting:

Name (Place of Residence) and Present Position with MFC	Principal Occupation, Business or Employment	Director Since	Approximate number of Shares Beneficially Owned, Directly or Indirectly, as of the Date Hereof
Michael J. Smith (Hong Kong) President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of MFC	1986	85,000
Shuming Zhao(1) (China) Director	Professor and Dean of the School of Business, Nanjing University; Dean of School of Graduate Studies, Macau University of Science and Technology; President of Jiangsu Provincial Association of Human Resource Management, Vice president of Jiangsu Provincial Association of Business Management and Entrepreneurs	2004	Nil
Dr. Kelvin K. Yao(1) (China) Director	Professor and Chief of the Eye Center and Institute of Ophthalmology, Zhejiang University	2004	Nil
Dr. Stefan Feuerstein (Germany) Director and Vice-President	Director and Vice-President of MFC; Managing Director, MFC Capital Partners AG; Managing Director of the Industrial Investment Council of the New German States; President of the Thuringian Economic Development Corporation (Germany) from 1992 to 2001	2000	Nil
Silke Brossmann(1) (Germany) Director	Consultant, Head of Client Relations, Prokurist and Head of Central Administration, Koidl & Cie. Holding AG from 1999 to 2002	2003	Nil

(1) Member of the Audit Committee.

MFC does not have an executive committee of the Board of Directors.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth a summary of compensation paid in the three most recently completed financial years for the Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated executive officers of MFC whose individual total compensation for the most recently completed financial year exceeds $150,000 (the "Named Executive Officers").

Summary Compensation Table
		Annual Compensation(1)			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended December 31	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs(2) Granted (#)	Shares or Units Subject to Resale Restric-tions ($)	LTIP(3) Payouts ($)	All Other Compen-sation ($)
Michael J. Smith President, Chief Executive Officer and Director(4)	2003 2002 2001	367,179 340,649 353,295	222,499 330,624 352,497	- 20,234 18,381	- - -	- - -	- - -	23,546 - -
29
Dr. Stefan Feuerstein Vice-President and Director(5)	2003 2002 2001	379,752 356,112 255,245(5)	49,874 66,771 -	17,805 16,646 12,604	- - -	- - -	- - -	19,416 9,160 5,688
Claudio Morandi Managing director of MFC Merchant Bank S.A. (6)	2003 2002 2001	264,625 228,705 232,763	111,250 205,215 218,791	- 7,687 14,334	- - -	- - -	- - -	30,727 761,000(7) -
Roy Zanatta Secretary(8)	2003 2002 2001	54,452 239,429 233,938	- - 49,393	- - -	- - -	- - -	- - -	361,903 - -
John Musacchio Vice-President	2003 2002 2001	246,730 301,842 291,557	- - -	- - -	- - -	- - -	- - -	- - -

(1) On a cash basis, unless otherwise stated.

(2) Stock appreciation rights.

(3) Long-term incentive plan.

(4) Mr. Smith was appointed as Secretary on October 6, 2003.

(5) Dr. Feuerstein joined MFC as Vice-President in April, 2001 and his salary for 2001 is based on the period April 1, 2001 through to December 31, 2001.

(6) Mr. Morandi resigned as Managing Director of MFC Merchant Bank S.A. in December 2003.

(7) As at December 31, 2002, Mr. Morandi had an outstanding loan of approximately $761,000. The loan was payable on demand and bore interest at the rate of 4.25% per annum. The loan was repaid in 2003.

(8) Mr. Zanatta resigned as Secretary on September 26, 2003.

Option Grants During the Most Recently Completed Financial Year

MFC did not grant any stock options during the financial year ended December 31, 2003 to the Named Executive Officers.

Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

No options were exercised by the Named Executive Officers during the financial year ended December 31, 2003 and there are no options that are currently outstanding.

Option and SAR Repricings

No options were repriced during the financial year ended December 31, 2003.

Termination of Employment, Change in Responsibilities and Employment Contracts

Michael J. Smith entered into an amended and restated employment agreement with MFC in 2000. The agreement generally provides, subject to certain termination provisions, for the continued employment of Mr. Smith for a period of 36 months with automatic one month renewals, so that the agreement at all times has a remaining term of 36 months. The agreement provides for an annual base salary and other compensation to be paid to Mr. Smith as determined by the Board. His salary is currently US$240,000. In the event he is terminated without cause or resigns for good reason (as defined in the agreement) within three years of a change of control (as defined in the agreement), Mr. Smith will be entitled to a lump sum severance payment of three times the sum of:

(i) his current annual salary under the agreement; and

(ii) the higher of his current annual bonus under the agreement and the highest variable pay and bonus received by him in the previous five fiscal years. If Mr. Smith is terminated without cause or resigns for good reason after three years of a change of control, he will be entitled to the same payments in equal installments over 12 months.

In addition, all unvested rights in any stock options or other equity awards made to Mr. Smith will vest in full in the event of a change of control. Mr. Smith will also be entitled, for a period of 365 days following the earlier of the date of his termination and the date of the change of control, to require MFC to purchase all or any part of the MFC Common Shares held by Mr. Smith on the date of termination or date of a change of control at a price equal to the average closing market price of the MFC Common Shares on the NASDAQ National Market System for the ten preceding trading days.

Composition of the Compensation Committee

MFC does not have a remuneration or compensation committee. A majority of MFC's independent directors recommends to MFC's board of directors for determination the compensation of its executive officers.

Report on Executive Compensation

MFC's executive compensation program during the most recently completed financial year was administered by MFC's Chief Executive Officer under the supervision of the Board of Directors. The Chief Executive Officer was primarily responsible for determining the compensation to be paid to MFC's executive officers and evaluating their performance.

The compensation of executives is based upon, among other things, the responsibility, skills and experience required to carry out the functions of each position held by each executive officer and varies with the amount of time spent by each executive officer in carrying out his or her functions on behalf of MFC.

The Chief Executive Officer's compensation is additionally based upon the responsibility, skills and experience required to conduct his functions and upon the time spent by him in relation to the affairs of MFC. In setting compensation rates for executive officers and the Chief Executive Officer, MFC compares the amounts paid to them with the amounts paid to executives in comparable positions at other comparable corporations.

Performance Graph

The following chart compares a $100 investment in common shares of MFC with the Russell 2000 Index. The chart portrays total nominal return for the fiscal years ending December 31, 1998 through 2003, assuming the reinvestment of dividends.

	31/12/98	31/12/99	31/12/00	31/12/01	31/12/02	31/12/03
MFC Bancorp Ltd.	$100.00	$97.26	$85.62	$126.03	$79.45	$201.86
Russell 2000 Index	$100.00	$119.59	$114.43	$115.60	$90.65	$131.78

Compensation of Directors

The non-management directors of MFC receive US$20,000 annually for their services and US$500 for each directors' meeting that they attend. The directors and officers are also reimbursed for expenses incurred in connection with their services as directors and officers of MFC.

Stock Option Plan

MFC has an incentive stock option plan that provides for the grant of incentive stock options to purchase MFC Common Shares to MFC's directors, officers and key employees and other persons providing ongoing services to MFC. The stock option plan of MFC is administered by the Board of Directors. The maximum number of MFC Common Shares which may be reserved and set aside for issuance under MFC's stock option plan is 2,762,000. Each option upon its exercise entitles the grantee to one MFC Common Share. The exercise price of an option may not be less than the closing market price of MFC Common Shares on the NASDAQ National Market System on the day prior to the date of grant of the option. In the event that MFC Common Shares are not traded on such day, the exercise price may not be less than the average of the closing bid and ask prices of MFC Common Shares on the NASDAQ National Market System for the ten trading days immediately prior to the date the option is granted. Options may be granted under MFC's stock option plan for an exercise period of up to ten years from the date of grant of the option. MFC did not grant any options during the year ended December 31, 2003 and there are no options that are currently outstanding.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Except as otherwise disclosed herein, no individual who is or was a director, executive officer or senior officer of MFC, any proposed nominee for election as a director of MFC or any associate of such director or officer, is or has been indebted to MFC or any of its subsidiaries since the beginning of the most recently completed financial year of MFC, or is or has been indebted to another entity that is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by MFC or any of its subsidiaries during that period.

Aggregate Indebtedness
Purpose	To the Issuer or its Subsidiaries	To Another Equity
Share purchases	Nil	Nil
Other	761,000	Nil

Indebtedness of Directors and Executive Officers Under (1) Securities Purchase and (2) Other Programs

The following table sets forth the indebtedness to MFC or any of its subsidiaries (other than routine indebtedness) of all present and former officers, directors, and employees of MFC and its subsidiaries during the financial year ended December 31, 2003 and as at June 30, 2004.

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During Financial Year ended December 31, 2003	Amount Outstanding as at June 30, 2004	Financially Assisted Securities Purchases During Financial Year Ended December 31, 2003	Security for Indebted-ness	Amount Forgiven During Financial Year Ended December 31, 2003
Claudio Morandi Managing Director of MFC Merchant Bank S.A. (1)	Lender	$761,000(2)	Nil	-	N/A	-

(1) Mr. Morandi resigned as Managing Director of MFC Merchant Bank S.A. in December 2003.

(2) The loan was payable on demand and bore interest at the rate of 4.25% per annum. The loan was repaid in 2003.

APPOINTMENT OF AUDITORS

The persons named as proxyholders in the Proxy intend to vote for the reappointment of Peterson Sullivan PLLC, Certified Public Accountants, as MFC's auditors until the next annual meeting of MFC Common Shareholders at a remuneration to be fixed by the Board of Directors. Peterson Sullivan PLLC were first appointed in 1990.

AUDIT COMMITTEE

The audit committee is currently composed of three directors, namely Shuming Zhao, Kelvin Yao and Silke Brossmann, all of whom are considered by the Board of Directors to be "unrelated" or "independent" directors within the meaning of the guidelines adopted by the securities regulatory authorities governing MFC. The members of the audit committee are independent of management and free from any interest, business or relationship that could materially interfere with their ability to act in the best interests of MFC other than interests and relationships arising from shareholding.

The Board of Directors has approved a charter for the audit committee. The audit committee oversees MFC's financial reporting process and internal controls and consults with management and MFC's independent auditors on matters related to its annual audit and internal controls, published financial statements, accounting principles and auditing procedures being applied. The committee also reviews and evaluates of the auditor's independence and the appointment of auditors.

MANAGEMENT CONTRACTS

No management functions of MFC are performed to any substantial degree by a person other than the directors or senior officers of MFC.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no director, senior officer or insider of MFC, or any associate or affiliate of such director, officer or insider, has any material interest, direct or indirect, in any transaction since the commencement of MFC's last financial year that has materially affected MFC or any of its subsidiaries, or any proposed transaction that would materially affect MFC or any of its subsidiaries, except with respect to an interest arising from the ownership of shares of MFC where such person will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of shares in the capital of MFC.

During the year ended December 31, 2003, MFC earned fees in the normal course from its merchant banking affiliates amounting to approximately $4.6 million. In 2002 such fees amounted to $9.2 million.

MFC also sold commodities amounting to $7.8 million ($3.5 million in 2002) in the normal course to affiliates. MFC had receivables of $3.0 million and $2.9 million due from affiliates resulting from commodities trading as at December 31, 2003 and 2002, respectively. MFC sold real estate to an affiliate for $4.2 million in 2002 (nil in 2003).

MFC had a receivable from an officer of $0.8 million at December 31, 2002 which was paid in full in the normal course during the year ended December 31, 2003.

MFC receive dividends pursuant to a royalty interest from an affiliate at a rate of 10% annually. Dividends earned amounted to $4.9 million in 2003 and 2002.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no individual who has been a director or senior officer of MFC at any time since the beginning of the last financial year of MFC, or any proposed management nominee for election as a director, or any associate or affiliate thereof, has any material interest, direct or indirect, by way of beneficial ownership in MFC or otherwise, in any matter to be acted upon at the Shareholders' Meeting, other than the election of directors or the appointment of auditors.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for MFC is Mellon Investor Services LLC at 85 Challenger Road, Ridgefield Park, New Jersey 07660, USA.

The Arrangement

Through its proprietary investing in distressed entities, MFC acquired interests in the Cobalt Assets which are held by separate direct and indirect subsidiaries of MFC as follows:

(i) MFC indirectly owns approximately 75% of the common shares of KCCL, a cobalt refining company existing under the laws of Uganda. The remaining 25% minority interest of the common shares of KCCL is owned by Kilembe Mines Ltd., which is controlled by the Government of the Republic of Uganda. MFC acquired this interest in KCCL in August 2002.

(ii) MFC indirectly owns approximately 49% of the common shares of 4025776 Canada Inc. ("4025776 Canada"), a company existing under the laws of Canada. The common shares of 4025776 Canada not held by MFC are owned by three European corporate entities unrelated to MFC. 4025776 Canada owns 100% of the issued and outstanding shares of 36569 Yukon, a cobalt ore processor company existing under the laws of the Yukon Territory that holds those Cobalt Assets which we located in Canada (the "Canadian Cobalt Assets"). MFC acquired its indirect interest in 4025776 Canada in a corporate reorganization undertaken in connection with the receivership of the previous owner of certain Canadian Cobalt Assets.

KCCL and 4025776 Canada are each held by direct wholly-owned subsidiaries of MFC:

(i) MFC owns 100% of MFC Subco, a corporation existing under the laws of Canada, and MFC Subco in turn holds approximately 23% of 4025776 Canada; and

(ii) MFC holds 100% of Sutton Park, a company continued under the laws of Barbados, and Sutton Park owns approximately 26% of 4025776 Canada and 100% of Blue Earth. Blue Earth in turn owns approximately 75% of KCCL and also holds debt in KCCL of approximately US$140 million consisting of principal and accrued interest as at June 30, 2004.

The MFC Common Shares are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, and listed for trading on the NASDAQ National Market System and the Frankfurt Stock Exchange. MFC is subject to the on-going reporting requirements of Section 13 of the 1934 Act applicable to a foreign private issuer. As of July 9, 2004, there were 15,527,901 MFC Common Shares issued and outstanding.

The Reorganization

In December 2003, the Board of Directors resolved to reorganize and transfer its non-core superfluous Cobalt Assets into a newly created wholly-owned subsidiary, Blue Earth, and to distribute the shares of such separate company by way of a reduction of stated capital for the benefit of the shareholders of MFC.

The proposed Distribution will require a reorganization and a reduction of capital, all to be completed as part of the Arrangement under the YBCA subject to Court approval.

Under the Arrangement, MFC will reorganize its Cobalt Assets in a series of internal corporate restructuring transactions resulting in MFC Subco and KCCL being held by one corporation, Blue Earth, a wholly-owned subsidiary of Sutton Park. Sutton Park, a wholly-owned direct subsidiary of MFC, will transfer the Blue Earth Common Shares and certain other assets to MFC for valuable consideration. MFC will then distribute the Blue Earth Common Shares by way of a reduction of MFC's stated capital to the Non-Dissenting MFC Shareholders of record as at the Distribution Record Date, on a pro rata basis.

Pursuant to the YBCA, MFC may by special resolution reduce its stated capital for any purpose, including the purpose of distributing to the holders of the issued shares of any class an amount not exceeding the stated capital of that class. Under the Arrangement, the stated capital of MFC will be decreased by an amount equal to fair value, and not less than the book value, of the Cobalt Assets. This reduction will be effected through the Distribution of the Blue Earth Common Shares to the Non-Dissenting MFC Shareholders. No consideration will be payable by the Non-Dissenting MFC Shareholders in connection with the Distribution.

The result of the proposed Distribution is that the Blue Earth Common Shares to be issued will, immediately after the Distribution, be 100% owned by the Non-Dissenting MFC Shareholders.

There is no intention to list or otherwise qualify the Blue Earth Common Shares for trading on a stock exchange or stock quotation system in Canada, the United States or elsewhere. The Distribution is thus not being effected to create a public market in Canada or the United States for the Blue Earth Common Shares.

The Arrangement has been structured and is regulated under applicable Yukon corporate and Canadian tax laws. As a matter of Canadian tax law, the distribution of Blue Earth Common Shares is expected to be tax-free. MFC has been advised by its Canadian tax counsel that the Distribution should not give rise to significant Canadian tax liabilities for MFC or any of the Non-Dissenting MFC Shareholders. MFC has been advised by its US tax adviser that the Distribution will not qualify as a tax-free distribution under the US Internal Revenue Code.

MFC has caused to be formed two new subsidiary companies, each of which is a Yukon corporation and an indirect wholly-owned subsidiary of MFC: (1) New Sutton Canco Inc. ("Sutton Park Subco"), a subsidiary of Sutton Park; and (2) New Nature Canco Inc. ("Blue Earth Subco"), a subsidiary of Blue Earth. Prior to the closing of the Arrangement, MFC will cause all of the common shares of 4025776 Canada held by Sutton Park to be transferred to Sutton Park Subco in consideration for additional common shares of Sutton Park Subco. Until the closing of the Arrangement, MFC Subco, Sutton Park Subco, and Blue Earth Subco (the "Amalgamating Subcos") will have no assets or liabilities, except that MFC Subco and Sutton Park Subco will hold approximately 23% and 26%, respectively, of the common shares of 4025776 Canada.

The steps required to accomplish the distribution of the Cobalt Assets and which will form part of the Arrangement include the following in the order listed:

(i) the Amalgamating Subcos will amalgamate under Section 195 of the YBCA to form Amalgamated Subco, a Yukon Corporation;

(ii) Sutton Park will transfer to Blue Earth one Amalgamated Subco Share in exchange for one share in Blue Earth;

(iii) MFC will transfer to Blue Earth one Amalgamated Subco Share, the KCCL Payable and the MFC Receivable in exchange for one share in Blue Earth;

(iv) Sutton Park will transfer to MFC all of its Blue Earth Common Shares and the Sutton Park Receivable in exchange for $2.0 million in cash, a $63.0 million promissory note (secured by a pledge of MFC Merchant Bank SA shares), and set-off of approximately $20.0 million inter-company debt owed by Sutton Park to MFC;

(v) Blue Earth will complete a stock split that will result in Blue Earth having the same number of issued and outstanding shares as MFC as at the Distribution Record Date; and

(vi) MFC will distribute all the Blue Earth Common Shares by way of a reduction of stated capital in the amount of approximately $85,076,241, subject to adjustment on a pro rata basis to the Non-Dissenting MFC Shareholders on that date to be determined following the effective date of the Arrangement.

Pursuant to an order of the Court considering the Arrangement, MFC Common Shareholders will be entitled to exercise dissent rights in connection with the Arrangement as set forth in Section 193 of the YBCA. MFC Common Shareholders electing to exercise such dissent rights will be entitled to receive, in exchange for their MFC Common Shares, respectively, a cash payment equal to the fair value of their MFC Common Shares in lieu of participating in the Arrangement. As part of the Arrangement, all fractional Blue Earth Common Shares will be rounded up or down to the nearest whole number before distribution to each of the Non-Dissenting MFC Shareholders.

Upon consummation of the Arrangement, the Blue Earth Common Shares will be 100% owned directly by the Non-Dissenting MFC Shareholders. If none of the MFC Common Shareholders exercise their dissent rights, the Arrangement will not, in and of itself, change the overall economic interests of the holders of MFC Common Shares prior to the Arrangement in the assets of MFC, although the form of ownership will change.

Consummation of the Arrangement will be subject, among other things, to: (1) approval of the Arrangement by the affirmative vote of not less than 66-2/3% of the votes cast by the MFC Common Shareholders at the Shareholders' Meeting; (2) approval of the Arrangement by the affirmative vote of not less than 66-2/3% of the votes cast by the MFC Bondholders at the Bondholders' Meeting; and (3) court approval of the Arrangement after a hearing in regard to the fairness of the Arrangement.

Court Approval

The Arrangement is subject to approval by the Court. Prior to mailing the Information Circular to the MFC Securityholders and convening the MFC Meeting, an application was made to the Court for an Interim Order with respect to the voting procedures and dissent rights of the MFC Securityholders. In issuing the Interim Order, the Court set the voting procedures of the MFC Securityholders and MFC Bondholders, including the respective level of approval required.

Once all of the conditions to consummation of the Arrangement, other than the final approval by the Court, have been satisfied, including the approvals by the MFC Securityholders described above, an application will be made to the Court for a final order (the "Final Order") approving the Arrangement as proposed in the application or as amended in such manner as the Court may direct. The Court will hold a hearing at which the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement, including the fairness of the number and the terms and conditions of the securities to be distributed pursuant to the Arrangement, to the Non-Dissenting MFC Shareholders.

Rights of Dissenting Shareholders

See the section under the heading "Shareholders' Rights to Dissent" for information on the rights of dissenting shareholders.

SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following selected unaudited pro forma consolidated financial information is based on the assumptions described in the respective notes to the MFC pro forma financial statements and the Blue Earth pro forma financial statements included in this Information Circular. The pro forma financial statements have been prepared based on the assumption, among other things, that the Arrangement had occurred on March 31, 2004. The pro forma financial statements are not necessarily indicative of what MFC's or Blue Earth's financial position would have been if the events reflected therein had been in effect on the dates indicated, nor does it purport to project MFC's or Blue Earth's financial position for any future periods. The pro forma financial statements are based on certain assumptions and adjustments. The selected pro forma financial information should be read in conjunction with the description of the Arrangement and the pro forma consolidated financial statements and the audited and unaudited financial statements of MFC forming part of this Information Circular.

[BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK]

MFC Bancorp Ltd.

Pro-Forma Consolidated Balance Sheets

March 31, 2004
(Unaudited)
(Canadian Dollars, In Thousands)

Cash and cash equivalents	$ 202,827
Securities	39,282
Loans and receivables	153,230
Commodity investments	17,307
Real estate inventories	33,585
Properties	36,850
Resource property	35,868
Other assets	43,790

Total assets	$ 562,739

Liabilities
Accounts payable and accrued expenses	$ 186,464
Debt	53,359
Deposits	42,317
Minority interests	24,445
Shareholders' equity	256,154

Total liabilities and shareholders' equity	$ 562,739

MFC Bancorp Ltd.

Pro-Forma Consolidated Statements of Operations

(Unaudited)
(Canadian Dollars, In Thousands)
	Year ended December 31, 2003	Three months ended March 31, 2004

Financial services revenue	$409,051	$114,266
Expenses	359,214	103,017

Income before income taxes	49,837	11,249
Provision for income taxes	(837)	(199)

	49,000	11,050
Minority interests	(432)	(12)
Net income	$48,568	$11,038

Earnings per share
Basic	$3.72	$0.84

Diluted	$3.55	$0.81

Blue Earth Refineries Inc.

Pro-Forma Consolidated Balance Sheets

March 31, 2004
(Unaudited)
(Canadian Dollars, In Thousands)

Cash	$ 296
Other current assets	3,898
Equity method investment	8,665
Capital assets	75,949

Total assets	$ 88,808

Current liabilities	$ 3,423
Share capital	85,385

Total liabilities and share capital	$ 88,808

Blue Earth Refineries Inc.

Pro-Forma Consolidated Statements of Operations

(Unaudited)
(Canadian Dollars, In Thousands)

	Year ended December 31, 2003	Three months ended March 31, 2004

Operating costs	$(1,038)	$-
General and administrative expenses	(105)	-

Interest income from an investee	96	120
Other sales	796	73
Equity income (loss) in an investee	(982)	55

Net income (loss)	$(1,233)	$248

CANADIAN INCOME TAX CONSIDERATIONS

Thorsteinssons, Tax Lawyers, Canadian tax counsel to MFC, have advised that the following general summary fairly describes the principal Canadian federal income tax consequences of the proposed Arrangement to those persons who hold shares of MFC as capital property.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force on the date hereof, any proposals to amend the Tax Act previously announced by the Federal Minister of Finance (the "tax proposals") and counsel's understanding of the current administrative and assessing policies of the Canada Revenue Agency. This description is not exhaustive of all Canadian federal income tax consequences and does not anticipate any changes in law, whether by legislative, governmental or judicial action, other than the tax proposals, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

This summary is of a general nature only and it is not intended to be, nor should it be construed to be, legal or tax advice to any MFC Common Shareholder. Accordingly, MFC Common Shareholders should consult their own tax advisors for advice with respect to the Canadian income tax consequences to them of the Arrangement.

The Blue Earth Distribution and Reduction of Stated Capital of MFC

MFC Common Shareholders who receive Blue Earth Common Shares pursuant to the Arrangement will not be subject to tax in Canada in respect of the Blue Earth Distribution. In accordance with the Arrangement, the stated capital account of MFC for corporate purposes and the paid-up capital account of MFC for purposes of the Tax Act will both be reduced by $85,076,241 and such amount will be applied to the Blue Earth Distribution. The Blue Earth Distribution will not constitute a dividend but, instead, a non-taxable distribution for purposes of the Tax Act.

Reduction in Cost Base of MFC Common Shares

As noted above, the paid-up capital of the issued MFC Common Shares will be reduced as a consequence of the Arrangement by $85,076,241. Having regard to the number of MFC Common Shares anticipated to be issued and outstanding at the Effective Date of the Arrangement, the reduction in paid-up capital of the MFC Common Shares, calculated on a per share basis, will be approximately $5.17 per share.

MFC Common Shareholders who receive Blue Earth Common Shares pursuant to the Arrangement will be required to reduce the adjusted cost base of each MFC Common Share held at the time of the Arrangement by the amount by which the paid-up capital of each MFC Common Share is reduced (i.e. $5.17) as a result of the Arrangement.

The adjusted cost base of each MFC Common Share held by a shareholder at any particular time, will be the average adjusted cost base to him of all shares owned at that time.

Adjusted Cost Base of Blue Earth Common Shares

The adjusted cost base of the Blue Earth Common Shares to MFC Common Shareholder who receive shares of Blue Earth pursuant to the Arrangement will be $5.17 per share, which is equal to the fair market value of each Blue Earth Common Share on the Effective Date.

Certain US Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences which may be applicable to a US Holder of MFC Common Shares who holds such shares as capital assets and receives shares of Blue Earth Common Shares pursuant to the Distribution. This discussion does not address all relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based on sections of the Internal Revenue Code of 1986, as amended ("the Code"), treasury regulations, published Internal Revenue Service ("IRS") rulings, published administrative portions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of prospective holder of MFC Common Shares, and no opinion or representation with respect to the US federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of MFC Common Shares should consult their own tax advisors about federal, state, local and foreign tax consequences of receiving Blue Earth Common Shares pursuant to the distribution.

As used herein, a "US Holder" includes a holder of MFC Common Shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for US tax purposes and any other person or entity whose ownership of MFC Common Shares is effectively connected with the conduct of a trade or business in the United States. A US Holder does not include persons subject to special provisions of US federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

The Distribution will not qualify as a tax-free distribution under the Code. A US Holder of MFC Common Shares who receives Blue Earth Common Shares pursuant to the Distribution will be treated as if such shareholder had received a distribution in an amount equal to the fair market value of the Blue Earth Common Shares received, which will result in:

1. A taxable dividend to the extent of such shareholder's pro rata share of MFC's current and accumulated earnings and profits as calculated under US tax laws and regulations ("the Accumulated Earnings"). Each shareholder will include that portion of the Distribution which is a taxable dividend in gross income, taxable as ordinary income. Although MFC cannot determine with any certainty whether it will have Accumulated Earnings in the year of the Distribution, MFC expects that no part of the Distribution will be treated as a taxable dividend;

2. A reduction in such shareholder's costs basis in MFC Common Shares to the extent that the fair market value of Blue Earth Common Shares received exceeds such shareholder's pro rata share of the Accumulated Earnings. Generally, a shareholder's adjusted cost base for MFC Common Shares will be equal to the shareholder's purchase cost of such shares; and

3. A capital gain to the extent that the market value of Blue Earth Common Shares exceeds both such shareholder's pro rata share of Accumulated Earnings and such shareholder's cost basis in MFC Common Shares.

Foreign Tax Credit

The following is a general discussion of certain possible United States federal foreign income tax credits under current law, generally applicable to a US Holder of MFC Common Shares who holds such shares as capital assets. This discussion does not address all relevant United States federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of United States federal income tax law, such as those described below and excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of MFC Common Shares may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's United States income tax liability that the US Holder's foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders of MFC Common Shares should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Company

The following is a general discussion of certain possible United States federal income tax consequences generally applicable to a US Holder of a passive foreign investment company ("PFIC"). This discussion does not address all relevant United States federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of United States federal income tax law and excluded from the definition of a US Holder. The company has not made a determination as to whether MFC or Blue Earth would be considered a PFIC.

If a US Holder disposes of shares in a PFIC, any resultant gain will be subject to a tax that is determined by apportioning the gain pro rata over the entire holding period of the shares. The amount of gain that is apportioned to the current year, and to any pre-1987 holding period, is included in the US Holder's current income.

The tax on the amount apportioned to any prior years beginning with 1987 is calculated using the highest tax rate in each applicable year. In addition, interest compounded daily is charged on the tax due for each prior year from the due date of the return for the respective year to the due date for the current year. The interest rate is set quarterly. The US Holder's current year tax is increased by the special tax and interest on amounts apportioned to prior years.

A US Holder can avoid this special tax and interest charge by making a permanent election to treat a PFIC as a "qualified electing fund" and to report in each year thereafter such shareholder's pro rata share of the ordinary earnings and net capital gains of a PFIC. If the election is not made in the first year that the US Holder owns the shares, a special election would have to be made to cleanse the effect of the prior year's holding periods.

These rules apply similarly to distributions from a PFIC that would be considered excess distributions. Complex rules govern the determination of applicable gains and excess distributions, the calculation of the amounts allocated pro rata to prior years, the resultant tax and applicable interest, and the qualified electing fund elections whether as pedigreed or non-pedigreed. Holders and prospective holders of common shares of a PFIC should consult their own tax advisor regarding their individual circumstances.

INFORMATION CONCERNING BLUE EARTH

Name and Incorporation

Blue Earth was incorporated in the Territory of the British Virgin Islands on November 25, 2003, under the name Nature Extrac Limited. It formally changed its corporate name to Blue Earth Refineries Inc. effective July 8, 2004. The registered office of Blue Earth is located at Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. The registered agent of Blue Earth is Mossack Fonseca & Co. (B.V.I.) Ltd., P.O. Box 3136, Road Town, Tortola, British Virgin Islands.

Description of Business

Blue Earth was set up by MFC as a wholly-owned subsidiary of Sutton Park to be the holding company of all of the Cobalt Assets held by MFC and its subsidiaries and to facilitate the Arrangement. Following the consummation of the Arrangement, Blue Earth will operate primarily through KCCL which will then be its 75% majority-owned subsidiary. It also plans to keep the balance of the Cobalt Assets, including the 49% interest in 36569 Yukon currently indirectly held by MFC. Details concerning KCCL and 36569 Yukon are set forth below under the respective headings "Information Concerning KCCL" and "Information Concerning 36569 Yukon".

Existing Share Capital Structure

The share capital structure of Blue Earth as at the date of this Information Circular consists of 100,000,000 shares without par value. The issued and outstanding number of shares in the capital of Blue Earth is 50,000 all held by Sutton Park.

Directors and Officers

The directors of Blue Earth are the same as the directors of MFC. The President and Secretary of Blue Earth is Michael J. Smith.

Conflicts of Interests

Some of the directors of Blue Earth are or may be directors and officers of other companies engaged in similar business as Blue Earth. These directors are aware of their fiduciary duties and of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest that Blue Earth will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by its directors and officers and will deal with any conflicts of interest in accordance with the provisions of the YBCA. In order to avoid the possible conflicts of interest which may arise between the directors' duties to Blue Earth and their duties to other companies on whose boards they serve, the directors shall allocate business prospects between the various companies on the basis of prudent business judgement and the relative financial abilities and needs of such companies.

Interest of Insiders in Material Transactions

Other than as disclosed elsewhere in this Information Circular, none of the directors or senior officers of Blue Earth, any shareholder holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of Blue Earth, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, in any transaction during the preceding three years or proposed transaction which materially affected or will materially affect Blue Earth or its subsidiaries.

A distribution agreement between KCCL and Danzas Corporation ("Danzas") (an indirect subsidiary of MFC) relating to the sale and distribution of KCCL's cobalt cathodes was entered into in 2004 (the "Danzas Distribution Agreement"). Pursuant to the Danzas Distribution Agreement, for an initial term ending on December 31, 2014 and with three successive automatic renewal terms of two years each, KCCL granted Danzas exclusive worldwide rights to market and sell KCCL's complete production of cobalt metal broken cathodes, currently totaling approximately 700 tons per annum, at a purchase price of US$12, plus 50 percent of the difference between US$12 and the purchase price attained by Danzas from its customers, but not less than the minimum purchase price of US$10. KCCL has assigned the portion of the purchase price that exceeds US$12 to be applied to repayment of the KCCL Debt.

Legal Proceedings

There are no legal proceedings to which Blue Earth is a party and, to MFC's knowledge, no such proceedings are pending. There are no legal proceedings to which KCCL is a party and, to MFC's knowledge, no such proceedings are pending. There are lawsuits conducted by Newmont in the name of KCCL in relation to the original construction of the KCCL plant. This conduct was agreed to in the original acquisition agreement from Newmont and KCCL has a full indemnity if this conduct of legal proceedings causes any loss to KCCL.

There are no legal proceedings to which 36569 Yukon is a party and, to MFC's knowledge, no such proceedings are pending.

Risk Factors

Please refer to "Risk Factors" in this Information Circular for risks involved with an investment in Blue Earth.

Dividend Record

Blue Earth has not paid its shareholders any dividends since its inception. It is anticipated that Blue Earth will pay dividends following consummation of the Arrangement, to the extent that sufficient cash is generated from the operation of the Cobalt Assets, and subject to any limitations imposed by applicable corporate laws. In particular, any future payment of dividends will be determined by the board of directors of Blue Earth on the basis of Blue Earth's earnings, financial requirements and other relevant factors. Successful operation of the Cobalt Assets is subject to a number of risks and uncertainties, including those described under the heading "Risk Factors."

Auditors

The auditors of Blue Earth are Peterson Sullivan PLLC, Certified Public Accountants, of Seattle, Washington.

Material Contracts of Blue Earth

With the exception of the Arrangement Agreement and the Plan of Arrangement, Blue Earth has not entered into any material contracts during the last twenty-four months.

Information Concerning KCCL

Name and Incorporation

KCCL was incorporated in the Republic of Uganda on June 24, 1992. The head office of KCCL is located at the refinery, Kasese/Mbarara Road, PO Box 524, Kasese, Uganda. The registered office of KCCL is at c/o Livingstone Registrars (U), Rwenzori House, PO Box 10314, Kampala, Uganda. KCCL's business is administered principally from its head office and a logistics office at Suite W1, 3 Mukwasi House, Lumumba Avenue, Kampala.

Description of Business

KCCL operates a cobalt refining project (the "Kasese Project") located in southwest Uganda that recovers the cobalt contained in a pyrite stockpile from a former copper mine. KCCL's metal refining operations involve the bioleaching of the pyrite concentrate, solvent extraction of the dissolved cobalt and recovery through electro-winning. The Kasese Project includes the Mubuku hydro electric power station that has an effective deliverable capacity of about 9.9 megawatts. While the cobalt refinery was on care and maintenance status prior to recommencing operations in early 2004, electricity generated at Mubuku was sold to the state-owned grid of the Ugandan Electrical Transmission Company Limited (the "UETCL").

MFC acquired its interests in the Kasese Project from Newmont Australia Limited ("Newmont") in August 2002. Newmont inherited its position in the Kasese Project in February 2002 through its acquisition of Normandy Mining Limited ("Normandy"), a major Australian gold producer. Normandy was the parent company of Banff Resources Ltd., a company formerly listed on the Toronto Stock exchange that was financed in Canada. Newmont retains a relatively small 2% royalty of free cash flow that is capped at US$10 million.

MFC, through its wholly-owned subsidiary Sutton Park, completed the acquisition of the KCCL Debt, which currently has a face value of approximately US$140 milllion, in December 2002.

KCCL is currently 75% controlled by MFC. The Government of Uganda holds the remaining 25% interest in KCCL through Kilembe Mines Ltd., which owned the pyrite stockpile. The Kasese Project is located approximately 420 kilometres west of Kampala. The former mining town of Kilembe is 15 kilometres west of Kasese.

The Kasese Project grew out of a feasibility study on the reopening of the Kilembe mine that had operated from 1956 to 1978. While it was not economic to restart mining operations, an alternative was to produce cobalt from a pyrite stockpile using bio-leaching technology. The stockpile near Kasese, the shipping point of the Kilembe mine, graded 1.38% cobalt.

KCCL has the rights to the pyrite stockpile owned by Kilembe Mines Limited so long as extraction of cobalt is commercially viable. KCCL has a 20 year lease of the land supporting the stockpile and the refinery.

The original cost estimate for the processing plant and facilities arrived at a capital cost of US$110 million for the KCCL complex. The capital estimate included provision for a captive hydro-power plant on the nearby Mubuku

River, because Uganda is deficient in electrical transmission and generating capacity. Demands for electricity on the western Ugandan power grid were, and continue to be, in excess of generating capacity at heavy load periods. The Mubuku hydro-power plant is approximately 22 kilometres from the cobalt refinery. Electricity generation is achieved without a dam, instead using an 8.7 km canal from the river intake to the power station.

When operating, the power requirements of the KCCL refinery range between six and seven megawatts. Excess power, when available, can be sold into the UETCL power grid for local use. At times of low water volumes or plant breakdowns, shortfalls from the power grid can been supplemented by four on-site diesel powered generators capable of supplying one megawatt of power each.

Financing of US$110 million for the Kasese Project was originally provided by five international institutions in the amount of about US$66 million in debt and US$44 million in equity financing. Construction commenced in November 1997, but the commissioning process was longer than expected. Although five tons of cobalt was produced in June 1999, the initial commissioning period was extended from July to October 1999 and identified some limitations in both the processing and power plants.

The second phase of commissioning lasted from November 1999 to June 2000. By the end of May 2000, three primary and one secondary bioleach tanks were in continuous operation. The third phase of commissioning ended in September 2000 when Ugandan President Yoweri Museveni officially opened the KCCL plant. In the fiscal year ended June 30, 2001, cobalt production increased on a quarter to quarter basis and reached a total of 575 tonnes for the year. A total of 670 tonnes of cobalt was produced in fiscal 2002. Plant throughput was lower than expected in the bio-leach area and metal recovery also proved to be below expectations. However, in the quarter ended September 30, 2001, cash cost was US$9.30 per pound (not including interest costs) whereas the selling price was US$9.00 per pound in September 2001. The cash cost in September 2002 was US$12.13 per pound whereas selling price was US$6.00 per pound.

The problems encountered in the commissioning of the KCCL operations combined with other operational issues and the precipitous drop in cobalt prices resulted in project capital costs reaching US$169 million. This represented a cost overrun of approximately 54%. The original design parameters of the project included a cobalt price assumption of US$15 a pound, estimated cash operating costs of US$4 a tonne and annual production rate of 1,000 tonnes of cobalt. However, as the KCCL plant was not able to attain the targeted production rate, actual costs incurred were higher.

KCCL's cash operating costs in fiscal 2001 amounted to US$12.01 a pound of cobalt produced. Cash unit costs for fiscal 2002 were US$10.23 a pound although in the last quarter to June 30, 2002 average cash costs declined to US$9.20 a pound. The average cash cost achieved in April 2002 was actually US$7.70 a pound. The KCCL operations were placed on a care and maintenance status in September 2002, and electricity from the Mubuku power plant was sold into what is now the UETCL power grid.

According to KCCL's Annual Report of Operations dated August 13, 2002, the highest price realised by KCCL for cobalt was about US$17.14 a pound in August 1999 and a low price of approximately US$5.93 a pound was realised in November and December of 2001. Cobalt prices are generally quoted as a high and low price for 99.8% and 99.3% pure cobalt. The high/low range in prices is a factor of the levels of various impurities contained in the cobalt. KCCL cobalt has traditionally attracted a price midway between the low 99.8% and the high 99.3% quotes. The range between 99.8% and 99.3% is usually less than US$1.00 depending on price levels. Cobalt prices recovered to the US$7.60 to US$7.50 range in May and June of 2002 but trended lower in the fourth quarter. By the end of 2002, cobalt prices had entered a new upward trend. The first and last spot prices for cobalt in calendar year 2003, as published by Australia's WMC Limited, were US$7.15 a pound and US$22.50 a pound, respectively. As of early July 2004, the spot price was approximately US$25.00 a pound but producers tend to commit production at lower prices to ensure uninterrupted operations and to lock in future revenue.

Cobalt production at KCCL resumed in October 2003, and after a four-month start up period, produced metal in the circuit by February 2004. KCCL committed one half of its annual production to a buyer at US$17.20 a pound in December 2003. Cobalt output is budgeted at 60 tonnes a month or 720 tonnes annually (i.e. 1,587,000 pounds). The build-up in production is gradual due to the required increase in bacteria in the leach tanks.

Uganda Economic Profile

The following economic information is taken from The World Factbook 2004, a publication of the US Central Intelligence Agency.

Uganda has substantial natural resources, including fertile soils, regular rainfall, and sizeable mineral deposits of copper and cobalt. Agriculture is the most important sector of the economy, employing over 80% of the work force. Coffee accounts for the bulk of export revenues. Since 1986, the government - with the support of foreign countries and international agencies - has acted to rehabilitate and stabilize the economy by undertaking currency reform, raising producer prices on export crops, increasing prices of petroleum products, and improving civil service wages. The policy changes are especially aimed at dampening inflation and boosting production and export earnings. During 1990 to 2001, the economy turned in a solid performance based on continued investment in the rehabilitation of infrastructure, improved incentives for production and exports, reduced inflation, gradually improved domestic security, and the return of exiled Indian-Ugandan entrepreneurs. Corruption within the government and slippage in the government's determination to press reforms raise doubts about the continuation of strong growth. In 2000, Uganda qualified for enhanced Highly Indebted Poor Countries (HIPC) debt relief worth US$1.3 billion and Paris Club debt relief worth US$145 million. These amounts combined with the original HIPC debt relief added up to about US$2 billion. Growth for 2001-02 was solid despite continued decline in the price of coffee, Uganda's principal export. Solid growth in 2003 reflected an upturn in Uganda's export markets.

Principal Holders of Voting Securities of KCCL

MFC, through its wholly-owned subsidiary, Blue Earth, owns 1,674 B class shares or 75% of the capital of KCCL. The Ugandan government, through its stake in Kilembe Mines Limited, owns 566 A class shares or 25% in the capital of KCCL.

Information Concerning 36569 Yukon

Name and Incorporation

36569 Yukon was incorporated in the Yukon Territory on July 15, 2003. The registered office is located at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada Y1A 2M9.

Description of MFC's Interest in 36569 Yukon

MFC holds a 49% interest in 36569 Yukon through its wholly-owned subsidiaries MFC Subco and Sutton Park. Together, MFC Subco and Sutton Park hold 49% of the voting shares of 4025776 Canada, which in turn owns all of the issued and outstanding shares of 36569 Yukon. This position was acquired as a result of MFC having been a debenture holder in Canmine Resources Corporation ("Canmine") and facilitating the restructuring and refinancing of the company. Canmine had sought protection under the CCAA when it had failed to make required interest and sinking fund payments in June of 2002. Debtor in Possession ("DIP") financing was provided to allow the company to attempt an orderly reorganization. The company was placed in court appointed Interim Receivership on February 26, 2003.

Description of Business

The 36569 Yukon refinery is a modern hydrometallurgical cobalt extraction facility employing environmentally compatible and commercially proven technologies. It is currently on a care and maintenance program. Unlike the Kasese Project which produces cobalt metal through an electrowinning process, the Yukon refinery produces cobalt compounds that are generally priced at a premium to cobalt metal. The six major operating stages at the 36569 Yukon refinery consist of: (i) pressure leaching, (ii) solution purification, (iii) solvent extraction, (iv) manganese removal, (v) cobalt carbonate precipitation, and (vi) nickel carbonate precipitation.

36569 Yukon's cobalt refinery is located in Lorrain Township, 450 kilometres north of Toronto, Ontario, Canada. It is adjacent to Highway #567 and is approximately three kilometres north and east of North Cobalt, Ontario, Canada.

The refinery was originally built in 1995 by another company at an estimated cost of $30 million. The refinery was intended to process ore from local mines and operated intermittently until 1999, although never at capacity. The refinery was in operating condition when Canmine purchased the refinery in 1999 from the mortgage holders for $6.1 million. Canmine invested approximately $1.0 million in pre-start planning, engineering and process testing and spent an added $5.3 million in modifications to allow for production of value added cobalt chemicals from a variety of feedstocks.

The modifications to the Yukon refinery were completed on time and on budget in early 2002. This work was conducted under the guidance of AMEC, formerly Agra Simons Ltd., a major engineering firm. Control over refinery operations was turned over to Canmine's management in April 2002.

By mid July of 2002, the refinery's systems and tanks were fully charged with feed and production commenced. The process loading required 52 days. The refinery produced approximately 1,845 pounds of cobalt carbonate and 2,215 pounds of nickel carbonate, prior to management's decision to place the facility on a care and maintenance program when the company filed for protection under the CCAA. After being in operation for only three months, including the loading procedures, it was found that the refinery processes were free of any major problems.

Canmine's planned output during the first full year of operation was 300 tonnes of cobalt contained in the value-added chemical form of cobalt carbonate. At this level of output it was anticipated that the refinery would also produce about 100 tonnes of nickel, 70 tonnes of copper and up to 75,000 ounces of silver contained in purchased concentrate. The company's expansion plans envisioned phase two and phase three capacity increments to 1,000 tonnes and 2,000 tonnes, respectively, contained in value added compounds. Other by-products that could be recovered in the refinery include nickel, copper, silver, gold or platinum elements in residual or concentrate form.

Although the capacity of the North Cobalt refinery is 300 tonnes, it is based on the assumed characteristics of the low grade tailings that Canmine had purchased in 2000 from Agnico-Eagle Mines Limited ("A-E") as a partial feedstock to blend with higher grade material. A-E had operated a local silver refinery that had been closed for a number of years. The acquired concentrate graded less than 3% cobalt and also contained approximately 12% arsenic, a characteristic that complicated the refining process.

MFC's recent review of equipment on hand in the Yukon refinery has indicated that a glass lined autoclave, which is not included in the present configuration of the refinery, can be integrated into the current flow plan at little cost. This debottlenecking combined with the use of a high grade feedstock containing closer to 10% cobalt should increase the effective capacity of the refinery to at least 600 tonnes at virtually zero capital cost. A preliminary review of the facility has concluded that capacity can be increased to 1,000 tonnes with the replacement of a dryer with a larger unit and the addition of another autoclave. The estimated cost of these additions would be under $1.0 million.

Currently, MFC has been pursuing alternatives to place the Yukon refinery back into production. A mine tailings sample from a potential tolling client has been sent to MFC's engineering consultant for testing, analyses and study to establish the characteristics of the refined product and order of magnitude operating costs.

Principal Holders of Voting Securities of 36569 Yukon

MFC holds a 49% interest in 36569 Yukon through its wholly-owned subsidiaries, MFC Subco and Sutton Park, which in turn, hold 23% and 26% respectively, of 4025776 Canada, which in turn holds 100% of the share capital of 36569 Yukon. 4025776 Canada is held by third parties unrelated to MFC, 45% by First Equity Securities AG, 3% by Holinger Asset Management AG, and 3% by Gemarfin SA.

CONTINUANCE

MFC Common Shareholder approval as evidenced by a majority of not less than two-thirds of the votes cast at the Shareholders' Meeting will be sought to approve the Continuance pursuant to the BCBCA. The principal purpose for MFC seeking to continue into the British Columbia is the greater flexibility afforded to the Company under the BCBCA than under the YBCA. For example, under the BCBCA:

(i) a company may hold its own shares instead of returning them to treasury, unlike a company existing under the YBCA which may do so only in very limited circumstances; and

(ii) a subsidiary company may hold the shares of a parent company incorporated under the BCBCA, which is generally not possible where the parent company is existing under the YBCA.

Accordingly, the special resolution set out in Appendix E of this Information Circular will be presented for approval at the Shareholders' Meeting. Assuming that the special resolution is adopted by the MFC Common Shareholders, it is anticipated that MFC will cause the Continuance to take effect as soon as practicable following the completion of the Arrangement. The Board of Directors reserves the right not to proceed with the Continuance, even if approved by the requisite majority of votes cast at the Shareholders' Meeting, if, in its sole discretion, the Board of Directors determines that it would not be in the best interests of MFC to proceed.

Corporate Charter

Subject to and as a result of the Continuance, MFC will adopt a corporate charter (the "Charter") consisting of a Notice of Articles and Articles. Copies of the draft Notice of Articles and the draft Articles are attached as, respectively, Appendix F and G hereto, and shall be available for inspection at the offices of MFC's legal counsel, Messrs. Clark, Wilson, 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1, during normal business hours up to and including the date of the meeting.

Authorized Share Structure

The authorized share structure of MFC, as contemplated in the proposed Notice of Articles, will consist of: (a) an unlimited number of common shares without par value, and (b) an unlimited number of preference shares without par value, issuable in one or more series, with the number of shares in, and the special rights or restrictions attached to such series to be designated by the directors, by resolution.

The authorized share structure provided for in the proposed Notice of Articles is generally consistent with MFC's current authorized capital, which consists of MFC Common Shares and Class A preferred shares issuable in one or more series. The Class A preferred shares of each series rank on a parity with the Class A preferred shares of any other series, and are entitled to a preference over the MFC Common Shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of MFC.

MFC Common Shareholders are (and, after the Continuance, will be) entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by MFC and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of MFC upon dissolution.

MFC's existing Articles of Amalgamation provide that the board of directors may fix the number of shares which is to comprise each series of Class A preferred shares, and the designation, rights, privileges, restrictions and conditions attaching to each series. To date, the Board of Directors has designated: (a) 140,000 Class A preferred shares, series 1 (the "Series 1 Preferred Shares"); (b) 140,000 Class A preferred shares, series A (the "Series A Preferred Shares"); (c) 100,000 Class A preferred shares, series 2 (the "Series 2 Preferred Shares"); and (d) 20,000 Class A preferred shares, series 3 (the "Series 3 Preferred Shares" and together with the Series 1 Preferred Shares, Series A Preferred Shares, and Series 2 Preferred Shares, the "Designated Preferred Shares").

Holders of the Series 1 Preferred Shares and the Series A preferred shares are entitled to dividends of $5.00 per share per annum. The Series 1 Preferred Shares and the Series A preferred shares are redeemable at MFC's option at a price of $100.00 and carry retraction rights entitling a holder to require MFC to redeem their Series 1 Preferred Shares or the Series A preferred shares, respectively, at any time after five years from the date of issuance for a price of $100.00. The Series 1 Preferred Shares and the Series A preferred shares are also convertible into such number of MFC Common Shares as is specified in the MFC's Articles of Amalgamation at any time after five years from the date of issuance or in the event the Series 1 Preferred Shares or the Series A preferred shares, respectively, are called for redemption.

Holders of Series 2 Preferred Shares and the Series 3 preferred shares are entitled to dividends of $3.00 per share per annum. The Series 2 Preferred Shares and the Series 3 Preferred Shares are redeemable at MFC's option at a price of $100.00.

There are no Class A preferred shares outstanding. Since the special rights and restrictions attaching to the Designated Preferred Shares were tailored to facilitate specific past financings of MFC, management is of the view that there is no need to replicate them in the Articles proposed for adoption by MFC in connection with the Continuance.

Management believes that continuing to authorize MFC to issue an unlimited number of shares, and providing for a class of preference shares issuable in series in the manner proposed, would benefit MFC by maintaining its flexibility. In particular, management believes that adoption of the authorized share structure contemplated by the proposed Notice of Articles and Articles would help to avoid the delays and expenses associated with convening an extraordinary general meeting to approve alterations to MFC's authorized share structure to facilitate private placement financings, which may involve the issuance of preference shares with specifically-negotiated terms and conditions. The proposed Notice of Articles and Part 22 of the proposed Articles provide that:

1. The authorized share structure include an unlimited number of Class A Preference shares without par value;

2. The Class A Preference shares may include one or more series and, subject to the BCBCA, the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of MFC and authorize the alteration of the Notice of Articles of MFC, as the case may be, to do one or more of the following:

(a) determine the maximum number of shares of that series that MFC is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b) create an identifying name for the shares of that series, or alter any such identifying name; and

(c) attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions;

3. The holders of Class A Preference shares shall be entitled, on the liquidation or dissolution of MFC, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of common shares or any other shares of MFC ranking junior to the Class A Preference shares with respect to the repayment of capital on the liquidation or dissolution of MFC, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Class A Preference share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of the Class A Preference shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of MFC, except as specifically provided in the special rights and restrictions attached to any particular series; and

4. Except as may be set out in the rights and restrictions to any series of the Class A Preference shares by the directors, holders of Class A Preference shares shall not be entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of MFC.

Under section 60(6) of the BCBCA no special rights or restrictions attached to a series of shares may confer on the series priority over any other series of shares of the same class of shares respecting:

(a) dividends, or

(b) a return of capital

(i) on the dissolution of the company, or

(ii) on the occurrence of any other event that entitles the shareholders holding the shares of all series of shares of the same class of shares to a return of capital.

Directors

Consistent with MFC's existing Articles, the proposed Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his or her term or until his or her successor is elected or appointed, unless his or her office is earlier vacated. At each annual general meeting of MFC, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his or her predecessor.

Summary of Certain Key Differences between the YBCA and the BCBCA

Management of MFC is of the view that the BCBCA will provide to the MFC Common Shareholders substantively the same rights as are available to the MFC Common Shareholders under the YBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. The following is a summary of certain key differences between the YBCA and the BCBCA. This summary is not intended to be exhaustive and the MFC Common Shareholders should consult their legal advisors regarding all of the implications of the Continuance. A copy of the BCBCA will be available at the offices of MFC's legal counsel, Messrs. Clark, Wilson, 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1 prior to the Shareholders' Meeting and will also be available at the Shareholders' Meeting.

Special Resolutions

Under the YBCA, the majority of votes required for a company to pass a special resolution at a meeting of shareholders is 2/3 of the votes cast on the resolution.

Under the BCBCA, a company may specify in its Articles the level of shareholder approval required to pass a special resolution at a meeting of shareholders, provided the required level of approval is at least 2/3 and not more than 3/4 of the votes cast. The draft Articles proposed for adoption by MFC subject to, and upon the effectiveness of the Continuance, provides in section 8.2 that the majority of votes required for MFC to pass a special resolution at a meeting of shareholders is 2/3 of the votes cast on the resolution.

Amendments to the Charter Documents of the Company

Substantive changes to the corporate charter of a company under the YBCA, such as a change in name of the company, an alteration of the restrictions, if any, on the business of the company, or changes to the authorized capital structure of the company, generally require shareholder approval by way a special resolution passed by not less than 2/3 of the votes cast by the shareholders voting on the resolution. Where the rights of the holders of a class or series of shares would be affected differently by the alteration than those of the holders of other classes or series of shares, the alteration must be approved by a special resolution passed by not less than 2/3 of the votes cast by the holders of the shares of such class or series.

Generally, any alteration to the notice of articles (including an alteration to effect a change in the company's name) or the articles of a company under the BCBCA must be authorized by: (i) the type of resolution specified by the BCBCA; (ii) if the BCBCA does not specify the type of resolution, by the type of resolution specified by the articles; or (iii) if neither the BCBCA nor the articles specify the type of resolution, by a special resolution.

The draft Articles proposed for adoption by MFC subject to, and upon the effectiveness of the Continuance, specifies that a directors' resolution will be required to authorize alternations to MFC's Notice of Articles or the Articles, unless the BCBCA requires some other resolution to effect any alterations to the MFC's Notice of Articles or its Articles.

Sale, Lease or Exchange of All or Substantially All of the Company's Property

The YBCA requires that a sale, lease or exchange of all or substantially all of the property of a company, other than in the ordinary course of business, be approved at a shareholders meeting by special resolution. Each share of the company carries the right to vote in respect of an extraordinary sale, lease or exchange of all or substantially all of the property, whether or not it otherwise carries the right to vote. Where the rights of the holders of a class or series of shares would be affected differently than those of the holders of other classes or series of shares, the sale, lease or exchange of property must be approved by a special resolution passed by not less than 2/3 of the votes cast by the holders of the shares of such class or series.

Similarly, under the BCBCA, a company must not sell, lease or otherwise dispose of all or substantially all of its undertaking unless: (i) it does so in the ordinary course of its business; or (ii) it has been authorized to do so by a special resolution.

Amalgamation

An amalgamation involving a YBCA company (except by way of a "short form" amalgamation between a holding company and one or more of its wholly-owned subsidiaries, or between two or more wholly-owned subsidiaries of the same holding company) must be authorized by a special resolution adopting the amalgamation agreement. Each share of an amalgamating YBCA company carries the right to vote in respect of an amalgamation whether or not it otherwise carries the right to vote. Where the rights of the holders of a class or series of shares would be affected differently by the amalgamation agreement than those of the holders of other classes or series of shares, the amalgamation agreement must be approved by a special resolution passed by not less than 2/3 of the votes cast by the holders of the shares of such class or series.

Generally, under the BCBCA, an amalgamation (except by way of a short form amalgamation) must be approved by a special resolution of the shareholders adopting the amalgamation agreement. Each share of an amalgamating BCBCA company carries the right to vote in respect of an amalgamation whether or not it otherwise carries the right to vote. Where the rights of the holders of a class or series of shares would be prejudiced or interfered with by the adoption of the amalgamation agreement, the amalgamation agreement must be approved by a special resolution passed by a separate special resolution of the holders of the shares of such class or series. The BCBCA contemplates amalgamations that are subject to court approval and, where the management of each amalgamating company has taken certain steps to establish a reasonable belief that no creditor will be materially prejudiced by the amalgamation, are not subject to court approval.

Continuance

A YBCA company may be continued under the laws of another jurisdiction, provided that it has been authorized to do so by a special resolution. Each share of an amalgamating YBCA company carries the right to vote in respect of a continuance whether or not it otherwise carries the right to vote.

Similarly, a BCBCA company may be continued under the laws of another jurisdiction, provided that it has been authorized to do so by a special resolution.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable in respect of, among other things:

(i) a resolution to alter any restrictions contained in the company's articles on the powers of the company or on the business that it is permitted to carry on;

(ii) a resolution to adopt an amalgamation agreement;

(iii) a resolution to amalgamate with a foreign corporation to form a foreign amalgamated corporation;

(iv) a resolution to approve an arrangement, where the terms of the arrangement permit dissent;

(v) a resolution to ratify the sale, lease or other disposition of all or substantially all of the company's undertaking; and

(vi) a resolution to authorize the continuation of the company out of British Columbia.

The YBCA contains similar dissent rights, although the procedure for exercising this remedy is different than that contained in the BCBCA.

Oppression Remedies

Under the BCBCA, a shareholder of a company (including a beneficial owner of shares), and any other person who in the discretion of the British Columbia Supreme Court is an appropriate person, has the right to apply to British Columbia Supreme Court for an order on the ground that: (i) the affairs of the company are being or have been conducted, or that the powers of the directors have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant; or (ii) some act of the company has been done or is threatened, or that some resolution of the shareholders has been passed or is proposed, that is unfairly prejudicial to the one or more shareholders, including the applicant. On such an application the British Columbia Supreme Court may make such order as it sees fit, including an order to prohibit any act.

The YBCA contains similar rights. Under the YBCA, a shareholder, former shareholder, director, former director, officer or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the corporation or its affiliates are or have been exercised in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer.

Shareholders Derivative Actions

Under the BCBCA, a shareholder (including a beneficial owner of shares and any other person who in the discretion of the British Columbia Supreme Court is an appropriate person) or a director of a company may, with leave of the British Columbia Supreme Court, prosecute a legal proceeding in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such obligation.

The YBCA provides for a similar right to bring an derivative action that extends to a shareholder, former shareholder, director, former director, officer or former officer of a corporation or its affiliates, and any person who, in the discretion of the British Columbia Supreme Court, is a proper person to make an application to Court to bring a derivative action.

Requisition of Meetings

The BCBCA provides that shareholders of a company holding in the aggregate not less than 1/20 of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting of shareholders within four months.

The YBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a general meeting of a corporation.

Place of Shareholder Meetings

Under the BCBCA, a general meeting of the shareholders of a company must be held in British Columbia unless: (i) the location outside British Columbia is provided for in the articles; (ii) the articles do not restrict the company from approving a location outside British Columbia for the holding of the general meeting and the location for the meeting is (A) approved by the resolution required by the articles for that purpose, or (B) if no resolution is required for that purpose by the articles, approved by ordinary resolution of the shareholders; or (iii) the location for the meeting is approved in writing by the British Columbia Registrar of Companies before the meeting is held.

The draft Articles proposed for adoption by MFC subject to, and upon the effectiveness of the Continuance, provides in section 7.2 that general meetings of the shareholders of MFC may be held in: Bridgetown, Barbados; Toronto, Ontario; Vancouver, British Columbia; Hong Kong; Munich, Germany; Shanghai, China; Zurich, Switzerland; Vienna, Austria; Hamilton, Bermuda; Frankfurt, Germany; or at such other location inside or outside British Columbia as may from time to time be fixed by a resolution of the Board of Directors.

The YBCA provides that meetings of shareholders may be held outside the Yukon where the articles so provide.

Shareholders' RightS to Dissent

A MFC Common Shareholder may give written objection to the Arrangement Resolution or the Continuance Resolution pursuant to Section 193 of the YBCA, at or before the Shareholders' Meeting, or, if MFC did not send notice to MFC Common Shareholder of the purpose of the Shareholders' Meeting or of his or her right to dissent, within a reasonable time after the shareholder learns that the Arrangement Resolution or the Continuance Resolution, as the case may be, was adopted and of his right to dissent.

The written objection must be given by registered mail or by delivery addressed to MFC (Attention: The President) at the address of MFC's registered and records office at Suite 300 - 204 Black Street, Whitehorse, Yukon, Canada Y1A 2M9.

In addition to any other right he may have, a dissenting MFC Common Shareholder who complies with section 193 of the YBCA is entitled to be paid by MFC the fair value of the MFC Common Shares held by him or her, determined as of the close of business on the last business day before the day of the approval of the Arrangement Resolution or the Continuance Resolution, as the case may be.

A vote against the Arrangement Resolution or the Continuance Resolution, as the case may be, an abstention or the execution or exercise of a proxy to vote against the Resolution does not constitute a written objection, but a MFC Common Shareholder need not vote against the Resolution in order to object. However, a MFC Common Shareholder who consents to or votes, other than as a proxy for a MFC Common Shareholder whose proxy required an affirmative vote, in favour of the Resolution or otherwise acts inconsistently with the dissent will cease to be entitled to exercise any rights of dissent.

After adoption of the Arrangement Resolution or the Continuance Resolution, as the case may be, MFC or any dissenting MFC Common Shareholder who has given a written objection in accordance with Section 193 of the YBCA may make an application to the Court (an "Application") to fix the fair value of the MFC Common Shares held by the dissenting MFC Common Shareholder, whereupon MFC will be required, unless the Court otherwise orders, to send to each dissenting MFC Common Shareholder a written offer to pay him an amount considered by the Board of Directors to be the fair value of such MFC Common Shareholder's MFC Common Shares. Unless the Court otherwise orders, MFC's offer must be sent to each dissenting MFC Common Shareholder at least ten days before the Application is returnable, if MFC is the applicant, or within ten days after MFC is served with a copy of the originating notice in respect of the Application, if a MFC Common Shareholder is the applicant. Every offer made by MFC to the dissenting MFC Common Shareholders shall be on the same terms, and shall contain or be accompanied by a statement how the fair value was determined.

A dissenting MFC Common Shareholder may agree with MFC for the purchase of his or her MFC Common Shares by MFC in the amount of MFC's offer or otherwise, at any time before the Court pronounces an order under the Application fixing the fair value of MFC Common Shares.

The Court:

(a) may give directions for, among other things:

(i) joining as parties all dissenting MFC Common Shareholders whose MFC Common Shares are not purchased by MFC and for the representation of dissenting MFC Common Shareholders who, in the opinion of the Court, are in need of representation;

(ii) the payment to the dissenting MFC Common Shareholder of all or part of the sum offered by MFC for his or her MFC Common Shares; and

(iii) the appointment and payment of independent appraisers, and the procedures to be followed by them; and

(b) shall make an order:

(i) fixing the fair value of MFC Common Shares held by all dissenting MFC Common Shareholders who are parties to the Application (which value may be greater or less than the value of the common shares that the dissenting MFC Common Shareholder(s) would otherwise have received);

(ii) giving judgment in that amount against MFC and in favour of each of those dissenting MFC Common Shareholders; and

(iii) fixing the time within which MFC must pay that amount to any such dissenting MFC Common Shareholder.

A dissenting MFC Common Shareholder ceases to have any rights of a MFC Common Shareholder in respect of the MFC Common Shares for which a written objection has been given, other than the right to receive payment for those MFC Common Shares, upon the earlier of: (a) the effective time of the Arrangement or the Continuance, as the case may be; (b) the making of an agreement between the dissenting MFC Common Shareholder and MFC for the purchase of his or her MFC Common Shares; or (c) the issuance of an order of the Court as described above. Until one of these foregoing events occurs, the dissenting MFC Common Shareholder may withdraw his or her dissent, or MFC may rescind the Arrangement Resolution or the Continuance Resolution, as the case may be, and in either case the proceedings under the Application will be discontinued.

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to be a comprehensive statement of the procedures to be followed by a dissenting MFC Common Shareholder who seeks payment of the fair value of such shareholder's MFC Common Shares, and is qualified in its entirety by reference to section 193 of the YBCA, the full text of which is attached to this Information Circular as Appendix H. The provisions of section 193 of the YBCA require strict adherence to the procedures established therein and failure to do so may result in the loss of dissent rights. Accordingly, each MFC Common Shareholder who might desire to exercise dissent rights should carefully consider and comply with the provisions of that section and should consult a legal advisor.

OTHER BUSINESS

Management of MFC knows of no other matters to come before the MFC Meeting other than as referred to in the Notices of Meeting. However, if any other matters which are not known to the management of MFC, shall properly come before the MFC Meeting, the Proxy given pursuant to the solicitation by management of MFC will be voted on such matters in accordance with the best judgement of the persons voting the Proxy.

AVAILABLE INFORMATION

MFC files annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the "SEC") in the United States. The documents filed with the SEC are available to the public from the SEC's website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com. MFC Securityholders may contact MFC by writing to MFC's Secretary to request copies of MFC's financial statements and MD&A. Financial Information is provided in MFC's comparative financial statements and MD&A for the financial year ended December 31, 2003.

APPROVAL AND CERTIFICATE

The undersigned hereby certifies that the contents and the sending of this Information Circular have been approved by the Board of Directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER CERTAIN SECURITIES LEGISLATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DATED this 13th day of July, 2004.

By Order of the Board of Directors

/s/ Michael J. Smith

Michael J. Smith
President

INDEX TO FINANCIAL STATEMENTS

MFC BANCORP LTD.
Consolidated Financial Statements of MFC Bancorp Ltd. and Subsidiaries As of December 31, 2003	FS-2
Independent Auditors' Report	FS-2
Consolidated Balance Sheets	FS-3
Consolidated Statements of Income	FS-4
Consolidated Statements of Changes in Shareholders' Equity	FS-5
Consolidated Statements of Cash Flows	FS-6
Notes to Consolidated Financial Statements	FS-7
Interim Consolidated Financial Statements of MFC Bancorp Ltd. For the Three Months ended March 31, 2004 (unaudited)	FS-30
Notice to Reader	FS-30
Consolidated Balance Sheets	FS-31
Consolidated Statements of Operations and Retained Earnings	FS-32
Consolidated Statement of Cash Flows	FS-33
Notes to Consolidated Financial Statements	FS-34
Pro Forma Consolidated Financial Statements of MFC Bancorp Ltd. (unaudited)	FS-36
Compilation Report	FS-37
Pro Forma Consolidated Balance Sheets (as at March 31, 2004)	FS-38
Pro Forma Consolidated Statement of Operations (for the year ended December 31, 2003)	FS-39
Pro Forma Consolidated Statement of Operations (for the three months ended March 31, 2004)	FS-40
Notes to Pro Forma Consolidated Financial Statements	FS-41
BLUE EARTH REFINERIES INC. Pro Forma Consolidated Financial Statements of Blue Earth Refineries Inc. (unaudited)	FS-42
Compilation Report	FS-43
Pro Forma Consolidated Balance Sheets (as at March 31, 2004)	FS-45
Pro Forma Consolidated Statement of Operations (for the year ended December 31, 2003)	FS-46
Pro Forma Consolidated Statement of Operations (for the three months ended March 31, 2004)	FS-47
Notes to Pro Forma Consolidated Financial Statements	FS-48

PETERSON SULLILVAN PLLC 601 UNION STREET - SUITE 2300 - SEATTLE WA 98101 (206 382-777 - FAX: 382-7700
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders
MFC Bancorp Ltd.

We have audited the accompanying consolidated balance sheets of MFC Bancorp Ltd. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States and Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MFC Bancorp Ltd. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years ended December 31, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in Canada, which differ from accounting principles generally accepted in the United States as described in Note 20 to the consolidated financial statements.

/s/ Peterson Sullivan PLLC

Seattle, Washington
April 2, 2004

MFC BANCORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002
(Canadian Dollars, In Thousands)

ASSETS	2003	2002

Cash and cash equivalents	$ 145,452	$ 102,413
Securities	44,963	62,649
Loans	16,872	77,879
Receivables	50,367	53,955
Commodity investments	10,964	13,172
Properties	62,235	72,228
Resource property	36,044	36,747
Goodwill	16,127	16,412
Equity method investments	15,906	7,917
Prepaid and other	5,647	3,202

	$ 404,577	$ 446,574

LIABILITIES AND
SHAREHOLDERS' EQUITY	2003	2002

Liabilities
Accounts payable and accrued expenses	$ 54,092	$ 47,537
Debt	33,297	68,798
Deposits	22,185	39,198
Distribution payable	71,730	-

Total liabilities	181,304	155,533
Minority interests	4,826	5,751
Shareholders' Equity
Common stock, without par value;
authorized unlimited number	61,891	70,269
Cumulative translation adjustment	(17,118)	18,733
Retained earnings	173,674	196,288

Total shareholders' equity	218,447	285,290

	$ 404,577	$ 446,574

On behalf of the Board:

/s/ Michael J. Smith Director	/s/ Silke Brossmann Director

The accompanying notes are an integral part of these consolidated financial statements

MFC BANCORP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2003, 2002 and 2001
(Canadian Dollars, In Thousands, Except Earnings Per Share)

	2003	2002	2001

Financial services revenue	$ 409,513	$ 284,339	$ 214,246
Expenses
Financial services	329,549	175,792	143,071
General and administrative	25,187	35,758	21,793
Goodwill impairment	-	16,116	-
Interest	4,392	9,493	5,369

	359,128	237,159	170,233

Income from operations
before income taxes
and minority interests	50,385	47,180	44,013
Recovery of (provision for) income
taxes	(837)	3,497	772

Income from operations
before minority interests	49,548	50,677	44,785
Minority interests	(432)	78	503

Net income	$ 49,116	$ 50,755	$ 45,288

Earnings per share
Basic	$ 3.76	$ 3.93	$ 3.59

Diluted	$ 3.59	$ 3.70	$ 3.35

The accompanying notes are an integral part of these consolidated financial statements

MFC BANCORP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2003, 2002 and 2001
(Canadian Dollars, In Thousands)

	Common Stock			Cumulative
	Number of Shares	Amount	Retained Earnings	Translation Adjustment	Total

Balance at December 31, 2000	12,088,156	$ 65,138	$ 148,767	$ (771)	$ 213,134
Net income	-	-	45,288	-	45,288
Shares issued for exercise of stock options	1,089,000	11,535	-	-	11,535
Translation adjustment	-	-	-	5,223	5,223
Dividend in equity securities, at carrying value	-	-	(29,183)	-	(29,183)

Balance at December 31, 2001	13,177,156	76,673	164,872	4,452	245,997
Net income	-	-	50,755	-	50,755
Shares issued for exercise of stock options	157,500	1,635	-	-	1,635
Shares issued for purchase of minority interest
in consolidated subsidiary	25,071	397	-	-	397
Repurchase of shares	(546,100)	(8,660)	-	-	(8,660)
Shares issued for compensation	18,227	224	-	-	224
Translation adjustment	-	-	-	14,281	14,281
Dividend in equity securities, at carrying value	-	-	(19,339)	-	(19,339)

Balance at December 31, 2002	12,831,854	70,269	196,288	18,733	285,290
Net income	-	-	49,116	-	49,116
Shares issued for exercise of stock options	487,500	4,281	-	-	4,281
Shares issued for conversion of bonds	72,261	1,294	-	-	1,294
Repurchase of shares	(672,183)	(13,953)	-	-	(13,953)
Translation adjustment	-	-	-	(35,851)	(35,851)
Distribution of assets declared, at carrying value	-	-	(71,730)	-	(71,730)

Balance at December 31, 2003	12,719,432	$ 61,891	$ 173,674	$ (17,118)	$ 218,447

The accompanying notes are an integral part of these consolidated financial statements

MFC BANCORP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003, 2002 and 2001
(Canadian Dollars, In Thousands)

	2003	2002	2001

Cash flows from operating activities
Net income	$ 49,116	$ 50,755	$ 45,288
Adjustments for:
Goodwill impairment	-	16,116	-
Gain on debt reduction	-	(19,746)	(22,409)
Amortization and depreciation	1,487	1,528	2,049
Minority interests	432	(78)	(503)
Dividend from equity method investee	-	-	1,021
Debt extinguishment	-	(49,122)	-
Financial advisory services revenue	(6,089)	-	-
Gain on sales of securities and assets, net	(17,574)	-	-
Changes in operating assets and liabilities,
net of effects of acquisitions
Securities	7,021	12,179	1,836
Receivables	9,459	1,621	48,315
Commodity investments	1,080	(6,026)	-
Properties held for sale	1,064	13,487	(406)
Accounts payable and accrued expenses	(2,617)	3,767	(8,466)
Future income tax liability	-	(4,604)	(1,417)
Other	(6,016)	970	(777)

Cash flows from operating activities	37,363	20,847	64,531
Cash flows from investing activities
Net decrease (increase) in loans	52,438	(4,778)	25,099
Sales (purchases) of long-term securities, net	4,788	(5,441)	(4,816)
Sale of equity method investment	-	25,915	-
Purchases of subsidiaries, net of cash acquired	(755)	(34,978)	(1,018)
Proceeds from sale of assets	10,634	-	-
Other	(2,175)	204	(425)

Cash flows from investing activities	64,930	(19,078)	18,840
Cash flows from financing activities
Net increase (decrease) in deposits	(13,516)	33,894	(62,385)
Borrowings	6,649	38,660	12,310
Debt repayments	(31,722)	(52,005)	(37,562)
Issuance (repurchase) of common stock, net	(9,672)	(7,025)	11,535
Other	(31)		-

Cash flows from financing activities	(48,292)	13,524	(76,102)
Exchange rate effect on cash and cash equivalents	(10,962)	9,954	1,373

Increase in cash and cash equivalents	43,039	25,247	8,642
Cash and cash equivalents, beginning of year	102,413	77,166	68,524

Cash and cash equivalents, end of year	$145,452	$102,413	$77,166

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company and Summary of Significant Accounting Policies

The consolidated financial statements and accompanying notes have been prepared in conformity with generally accepted accounting principles applicable in Canada. The notes are stated in Canadian dollars, as rounded to the nearest thousand (except per share amounts).

Nature of Operations

MFC Bancorp Ltd. and subsidiaries ("the Company") is in the financial services business and its principal activities focus on merchant banking. This includes financial advisory services, proprietary investing, and trading activities on an international basis which are facilitated by the Company's banking and trading subsidiaries. The Company seeks investments in many industries while emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Company uses its financial and management expertise to add value within a relatively short time period. The Company also trades in various basic materials primarily on its own account. Revenues from these activities are recognized as agreed upon activities are performed or as assets are disposed of with no substantial further involvement by the Company and collectibility is reasonably assured. The Company is managed as a unit and is treated as a single and integrated business segment.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Investments in entities where the Company owns at least a 20% voting interest, but does not have control, are accounted for under the equity method. The amount of earnings from equity investees was not material. All significant intercompany accounts and transactions have been eliminated.

In December 2003, the board of directors declared a distribution of assets consisting of the shares in a subsidiary with a carrying value of $64,718 and an investment in an equity method investee with a carrying value of $7,012. The Company expects to distribute the shares in 2004 when certain regulatory requirements are met. Both entities are involved in natural resources production.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less and are generally interest bearing. The Company regularly maintains cash balances in other financial institutions in excess of insured limits. Interest paid on a cash basis was $4,001, $7,188, and $4,667 for the years ended December 31, 2003, 2002 and 2001, respectively. Income tax amounts paid were not material.

Nonmonetary transactions in 2003 include receipt of debentures for financial advisory services in the amount of $6,089, valued based on the fair value of the debentures received, and the reduction of a mining tax liability on resource property of $1,943.

Securities

Securities are classified, based on management's intentions, as trading account securities, short-term securities and long-term investment securities.

Trading account securities, which are purchased for sale in the near term by the Company's banking subsidiary, are stated at their quoted market value with the unrealized gain or loss included in the results of operations. Short-term securities held by the other subsidiaries are carried at the lower of aggregate cost or quoted market value.

Long-term investment securities are purchased with the original intention to hold the securities to maturity or until market conditions render alternative investments more attractive. Equity securities are stated at cost and debt securities at amortized cost unless there has been an other than temporary decline in value, at which time the security is written down and the unrealized loss is included in the results of operations.

Realized gains or losses on sales of securities are determined based on the specific identification basis.

Loans and Receivables

Loans are stated net of any allowances for credit losses, accrued interest, reimbursable expenses and unamortized loan fees. Receivables are stated at their principal balances net of any allowance for credit losses. Receivables are considered past due on an individual basis based on the terms of the contracts.

Loans are classified as impaired when there is no longer reasonable assurance of the timely collection of principal and interest. Whenever a contractual payment is 90 days past due, loans are automatically classified as impaired unless they are fully secured and in the process of collection. When a loan is deemed impaired, its carrying amount is reduced to its estimated realizable amount, measured by discounting the expected future cash flows at the effective interest rate in the loan or, as a practical expedient, based on a loan's observable market price or the fair value of collateral if the loan is collateral dependent. In subsequent periods, any increase in the carrying value of the loan is credited to the provision for credit losses. Impaired loans are returned to performing status when there is no longer reasonable doubt regarding timely collection of principal and interest, all amounts in arrears including interest have been collected, and all charges for loan impairment have been reversed. Where a portion of a loan is written off and the remaining balance is restructured, the new loan is carried on the accrual basis when there is no longer any reasonable doubt regarding collectibility of principal and interest, and payments are not 90 days past due. Collateral is obtained for loans and receivables if, based on an evaluation of credit-worthiness, it is considered necessary for the overall credit facility.

Assets acquired in satisfaction of loans are recorded at the lesser of their fair value at the date of transfer or the carrying value of the loan. Any excess of the carrying value of the loan over the fair value of the assets acquired is written off. Operating results and gains and losses on disposal of such assets are treated as write-offs and recoveries.

Interest income from loans is recognized when earned using the interest method unless the loan is classified as impaired at which time recognition of interest income ceases. Interest on impaired loans is credited to the carrying value of the loan when received. Loan origination fees are considered to be adjustments to loan yield and are deferred and amortized to interest income over the term of the loan. Commitment fees are amortized to income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are deferred and amortized to interest income over the term of the resulting loan. Loan syndication fees are recognized in income unless the yield on any loans retained by the Company is less than that of other comparable lenders involved in the financing. In such cases, an appropriate portion of the fee is deferred and amortized to interest income over the term of the loan.

Allowance for Credit Losses

The Company's allowance for credit losses is to be maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management's best estimate of the losses in the Company's credit portfolio and judgments about economic conditions. Estimates and judgments could change in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from loans or receivables but may also relate to other credit instruments such as guarantees and letters of credit. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.

Specific provisions are established on a loan-by-loan or receivable basis. A general provision may be established to absorb potential credit losses attributable to the deterioration of credit quality on aggregate exposures for which specific provisions cannot yet be determined. A country risk provision may be made based on exposures in less developed countries and on management's overall assessment of the underlying economic conditions in those countries. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery.

No loans were considered impaired at December 31, 2003 and 2002, and the Company did not consider it necessary to reserve for any specific loans or receivables, country risks or general risks.

Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. These instruments are either exchange-traded or negotiated. Derivatives may be designated as hedges, provided certain criteria are met. The Company has no derivative financial instruments which have been designated as hedges.

The Company enters into derivative contracts usually to meet the needs of its customers and to take trading positions. These derivatives are marked to market with any unrealized gains or losses recognized immediately in income.

The Company held one interest rate swap derivative financial instrument with a notional amount of $13,309 at December 31, 2003, with the purpose of managing the interest rate fluctuation of its debt. The Company recognized a fair value loss on this derivative of $79 in 2003.

During 2002, the Company entered into a loan agreement with a client for $49,691, which contained an embedded derivative clause. This embedded derivative was designed to eliminate an inherent foreign currency risk. The loan was repaid in 2003 and there was no realized gain or loss on this embedded derivative.

At December 31, 2001, the Company held foreign currency exchange contracts amounting to $24,655 in notional amount which were settled in 2002 for a realized gain of $129. During 2001, the Company recorded a loss from a change in the fair value of these contracts amounting to $1,070.

Commodity Investments

Commodity investments consist of basic materials held for sale. These investments are stated at the lower of cost (specific identification) or market.

Resource Property

Resource property is stated at cost. Amortization is provided on the straight-line basis over the period revenue is to be received which will end in 2055. However, if expected future undiscounted cash flows are less than carrying value, a loss will be recognized. No such losses have been recorded in these consolidated financial statements.

Properties and Depreciation

Properties are carried at cost, net of applicable accumulated depreciation, unless the estimated future undiscounted cash flows expected to result from disposition is less than carrying value in which case a loss is recognized based on the fair value of similar property in the same geographic region. No such losses have been recorded in these consolidated financial statements.

Properties, other than those used in the production of owned natural resources, are depreciated using the straight-line method over the estimated useful lives of the assets. Properties used in owned natural resources production are depreciated using the units-of-production method. Units-of-production rates are based on estimated production from existing facilities using current operating methods.

Depreciation expense of properties amounting to $1,487 in 2003, $1,528 in 2002, and $1,099 in 2001 is included in general and administrative expenses. Repairs and maintenance are charged to expense as incurred.

Goodwill and Other Intangible Assets

The Company adopted the new Canadian accounting standard for goodwill and other intangible assets for periods beginning January 1, 2002. Goodwill represents the difference between the acquisition cost of a business and the fair value of its net tangible assets after an allocation has been made for assets with indefinite and finite lives. Under this standard, goodwill and other intangible assets with indefinite useful lives are not amortized but are subject to fair value impairment tests, on at least an annual basis (as required in prior periods these assets were amortized over their estimated useful lives). Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value. If any potential impairment is identified, then the amount of the impairment is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit.

Intangibles with a finite life are amortized over their estimated useful life and also are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. Other intangible assets are considered impaired and written down to their net recoverable amount when their net carrying value exceeds their estimated future net cash flows. Any impairment of goodwill or other intangible assets is charged to income in the period in which the impairment is determined.

Foreign Currency Translation

The Company translates foreign assets and liabilities of its self-sustaining foreign subsidiaries at the rate of exchange at the balance sheet date. Revenues and expenses have been translated at the average rate of exchange throughout the year. Unrealized gains or losses from these translations are included in the equity section of the consolidated balance sheet. The translation adjustments did not recognize the effect of income tax because the Company expects to reinvest the amounts indefinitely. Transaction gains that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency amounting to $8,348, $453, and $2,342 in 2003, 2002 and 2001, respectively, have been included in general and administrative expenses in the consolidated statements of income.

Taxes on Income

The Company uses the asset and liability method to provide for income taxes on all transactions recorded in these consolidated financial statements. Under this method, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses to be carried forward to future years for tax purposes that are likely to be realized using expected tax rates in which the temporary differences are expected to be recovered or settled.

Stock Based Compensation

The Company follows the intrinsic value based method of accounting for compensation resulting from the granting of stock options to employees. No compensation expense has been recognized in these consolidated financial statements for the granting of options to employees because the exercise price of the options approximated the market price for the common shares at the grant date. Shares of stock issued to employees are expensed as compensation in the year the shares are issued based on fair value at the date of issuance. Stock based payments to non-employees are to be expensed based on the fair value of shares or options issued. There have been no stock based payments to non-employees.

The following table illustrates the effect on net income and earnings per share if compensation expense had been recognized on the basis of fair value of employee stock options granted.

	2003	2002	2001

Net Income
As reported	$ 49,116	$ 50,755	$ 45,288
Deduct: Total stock option compensation expense determined under fair value based methods, net of any related tax effects	-	-	217

Proforma net income - basic	49,116	50,755	45,071
Dilution adjustment from Note 12	1,599	1,735	1,634

Proforma net income - diluted	$ 50,715	$ 52,490	$ 46,705

Basic Earnings Per Share
As reported	$ 3.76	$ 3.93	$ 3.59
Proforma	$ 3.76	$ 3.93	$ 3.57

Diluted Earnings Per Share
As reported	$ 3.59	$ 3.70	$ 3.35
Proforma	$ 3.59	$ 3.70	$ 3.34

There were no stock options granted during 2003, 2002 or 2001. Proforma stock option compensation expense in 2001 related to the amortization of compensation expense on options granted in 2000.

Earnings Per Share

Basic earnings per share is determined by dividing net income applicable to common shares by the average number of common shares outstanding for the period. Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options and warrants granted as well as convertible debt computed under the treasury stock method. The treasury stock method determines the number of additional common shares by assuming that outstanding stock warrants and options whose exercise price is less than the average market price of the Company's common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. However, such potential dilution is not recognized in a loss period.

Estimates

The preparation of financial statements in conformity with Canadian and United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Key areas of estimation where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to allowance for credit losses, fair value of financial investments, other than temporary impairments of investment securities, and valuation of commodity investments, properties, intangible assets and provision for income taxes among other items. Therefore, actual results could differ from those estimates.

New Canadian Accounting Standards

  A standard which will require the Company to document hedging relationships and explicitly demonstrate that they are sufficiently effective in order to use accrual accounting for positions hedged with derivatives. Otherwise, the derivative instrument will be marked-to-market through the current year's statement of income. This standard is applicable for years beginning on or after July 1, 2003. The effect on the Company's consolidated financial statements is not yet determinable.

  Related standards will apply with respect to impairment or disposal of long-lived assets (effective for years beginning on or after April 1, 2003) and disposal of long-lived assets and discontinued operations (effective for years beginning on or after May 1, 2003), and impaired loans (effective for years beginning on or after May 1, 2003). Generally, these standards give guidance on write-downs and disposals of long-lived assets. Also, the definition of discontinued operations is broadened. The effect on the Company's consolidated financial statements is not yet determinable.

  A standard which will require consolidation of investments that are subject to control on a basis other than ownership of voting interests, such as financial support or participation in profits or losses, or net asset changes. Such investments are called variable interest entities. This guideline is applicable for years beginning on or after January 1, 2004. The effect on the Company's consolidated financial statements is not yet determinable.

  A standard which will apply to the recognition, measurement, and disclosure of asset retirement obligation and costs. This standard is effective for years beginning on or after January 1, 2004. The effect on the Company's consolidated financial statements is not yet determinable.

  A new standard will require the use of a fair-value-based method for certain stock-based compensation arrangements with employees and others. This standard is effective for years beginning on or after January 1, 2004, however, earlier application is encouraged. Since the Company did not grant options in either 2003 or 2002, the adoption of this standard in 2004 will have no effect on these consolidated financial statements.

Note 2. Acquisition

In July 2003, the Company acquired an 80% interest in the outstanding common shares of Alson Enterprises Corporation ("Alson"), a British Virgin Island corporation. The results of Alson's operations have been included in these consolidated financial statements since the acquisition date. Alson is involved in the manufacture of zinc alloys and pigments primarily in the United Kingdom and Slovakia. The acquisition is consistent with the Company's business of proprietary investing. The aggregate purchase price was $785 and paid in cash. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at date of acquisition:

Current assets	$ 14,846
Property and equipment	2,131

Total assets acquired	16,977
Current liabilities	16,079
Minority interest	113

Total liabilities assumed	16,192

Net assets acquired	$ 785

Unaudited proforma information was not available regarding this acquisition because the assets and liabilities were acquired from a venture capital division of a United Kingdom bank and full and complete financial information was not provided by the bank.

Note 3. Goodwill

The changes in the carrying amount of goodwill are as follows:

	2003	2002

Balance at beginning of year	$ 16,412	$ 28,066
Acquisitions	-	3,708
Reductions due to purchase price adjustments	-	(695)
Exchange rate effect	(285)	1,449

	16,127	32,528
Impairment	-	(16,116)

Balance at end of year	$ 16,127	$ 16,412

Goodwill amortization expense amounted to $950 during the year ended December 31, 2001. Had goodwill not been amortized in 2001, net income would have been $46,238; basic earnings per share would have increased by $.08; and diluted earnings per share would have increased by $.07.

Based on a review of the fair value of the Company's reporting units, management has determined that no impairment of goodwill was necessary at December 31, 2003, and an impairment of $16,116 was necessary at December 31, 2002. The Company has no other intangible assets.

Note 4. Securities

At December 31, 2003, the Company had no bank trading account securities. At December 31, 2002, bank trading account securities consisted of debt securities of $26,544 and common shares of $5,585. The change in market value of bank trading account securities amounted to $1,245 and $12,567 for the years ended December 31, 2002 and 2001, respectively, and has been included in results of operations.

Short-term securities consisted of debt securities of $580 and $1,906, preferred shares of $1,096 and $1,878 and common shares of $6,736 and $10,328 at December 31, 2003 and 2002, respectively. Holding gains (losses) of $12, $415, and $(3,868) were included in the results of operations for years ended December 31, 2003, 2002 and 2001, respectively.

Long-term securities consist of the following at December 31:

	Unrealized Gains and Losses

	2003				2002

	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

Debt	$19,229	$ -	$ -	$ 19,229	$ 789	$ 98	$ -	$ 887
Preferred shares	299	-	-	299	299	-	-	299
Common shares	17,023	-	3,342	13,681	15,320	197	-	15,517

	$ 36,551	$ -	$ 3,342	$ 33,209	$ 16,408	$ 295	$ -	$ 16,703

At December 31, 2002, bank trading account and short-term securities included common shares in an affiliate with a carrying value of $7,048. Also, at December 31, 2003 and 2002, the Company had long-term investments in the common shares of six and two affiliates with a carrying value of $13,460 and $11,565, respectively.

The maturity of securities is as follows at December 31, 2003:

	Remaining Terms

	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	No Specific Maturity	2003 Total	2002 Total

Bank trading account securities:
Debt:
Governments	$ -	$ -	$ -	$ -	$ -	$ -	$ 6,324
Other issuers	-	-	-	-	-	-	20,220

	-	-	-	-	-	-	26,544

Common shares	-	-	-	-	-	-	5,585

Total	-	-	-	-	-	-	32,129

Short-term securities:
Debt (other issuers)	580	-	-	-	-	580	1,906

Equities:
Preferred shares	-	-	-	-	1,096	1,096	1,878
Common shares	-	-	-	-	6,736	6,736	10,328

	-	-	-	-	7,832	7,832	12,206

Total	580	-	-	-	7,832	8,412	14,112

Long-term securities:
Debt:
Governments	5,246	5,617	1,426	-	-	12,289	-
Other issuers	-	4,112	2,828	-	-	6,940	789

	5,246	9,729	4,254	-	-	19,229	789

Equities:
Preferred shares	-	-	-	-	299	299	299
Common shares	-	-	-	-	17,023	17,023	15,320

	-	-	-	-	17,322	17,322	15,619

Total	5,246	9,729	4,254	-	17,322	36,551	16,408

Total securities	$ 5,826	$ 9,729	$ 4,254	$ -	$25,154	$ 44,963	$ 62,649

Note 5. Loans
	2003	2002

Bank loans, collateralized by traded securities and other assets, amounts due from one company of $5,091 and $3,303 at December 31, 2003 and 2002, respectively, are collateralized by patents.	$ 6,899	$ 9,845

Other loans, collateralized by traded securities, receivables, inventories and other tangible assets, due from two companies $6,319 at December 31, 2003, and due from one company $63,907 at December 31, 2002.	9,973	68,034

	$ 16,872	$ 77,879

Loan maturities:

	Within 1 Year	1 - 5 Years	2003 Total

Bank loans	$ 6,844	$ 55	$ 6,899

Other loans	7,531	2,442	9,973

	$ 14,375	$ 2,497	$ 16,872

Bank loans generally earn interest ranging from 3.1% to 14.0% and other loans generally earn interest ranging from 4.0% to 8.0% as of December 31, 2003.

At December 31, 2003, other loans include $1,482 due from two affiliates in which the Company has a less than 20% equity interest.

Note 6. Receivables
	2003	2002

Commodity transactions	$ 32,369	$ 38,210
Sale of a subsidiary	4,884	-
Sale of investment	6,556	-
Short-term advances	1,277	5,548
Investment income	400	3,496
Pension plan recovery	1,587	1,587
Government taxes	646	3,294
Other	2,648	1,820

	$ 50,367	$ 53,955

Note 7. Properties
	2003	2002

Natural resources processing facility	$ 58,165	$ 71,082
Manufacturing plant equipment	3,579	-
Office equipment	1,477	2,615

	63,221	73,697
Less accumulated depreciation	(986)	(1,469)

	$ 62,235	$ 72,228

Note 8. Accounts Payable and Accrued Expenses
	2003	2002

Accounts payable	$ 40,444	$ 38,657
Bank overdrafts	3,137	-
Property and other taxes	1,487	2,605
Affiliates	1,138	1,485
Commissions and severance	803	752
Interest	392	708
Other	6,691	3,330

	$ 54,092	$ 47,537

Note 9. Deposits
	2003	2002

Clients	$ 22,185	$ 39,190
Banks	-	8

	$ 22,185	$ 39,198

All deposits at December 31, 2003 and 2002, were payable on demand and bear interest at not more than .25%. At December 31, 2003, deposits from three affiliates in which the Company has a less than 20% equity interest amounted to $12,694. At December 31, 2002, deposits from affiliates where the Company's president was also the affiliate's president and the Company had minority voting rights amounted to $36,370.

 Note 10. Debt

	2003	2002

Bonds payable, US$12,647 and US$13,617 at December 31, 2003 and 2002, respectively, interest at 8% due semi-annually in October and April, principal due April 2008, unsecured, non-recourse. Convertible into common stock of the Company at US$13.22 per share (956,688 common shares reserved at December 31, 2003)

	$ 16,340	$ 21,509

Bonds payable, US$1,674 and US$2,088 at December 31, 2003 and 2002, respectively, interest at 5%, principal and interest due December 2006, unsecured	2,163	3,298

Notes payable under lines of credit due to banks, up to a maximum of approximately € 75 million and € 40 million at December 31, 2003 and 2002, respectively, interest from 3.7% to 4.4%, secured by commodity transaction receivables	-	24,953

Note payable to a bank, interest at six month Euribor plus 1.5% (resulting in a rate of 3.6% at December 31, 2003), interest and principal payments of $2,218 due semi-annually beginning June 2003, due in full December 2006, secured by commodity transactions receivables	13,309	18,055

Note payable, interest at 3.5%, payable on demand, unsecured, non-recourse	-	983

Other	1,485	-

	$ 33,297	$ 68,798

As of December 31, 2003, the principal maturities of debt are as follows:

Maturity	Amount

2004	$ 5,921
2005	4,436
2006	6,600
2007	-
2008	16,340

$ 33,297

Note payable of $983 at December 31, 2002, was to an affiliate where the Company had an equity interest and the Company's president was also the president and director of the creditor. In 2003, this affiliate became a consolidated subsidiary of the Company.

 Note 11. Income Taxes

Income before income taxes and minority interests consists of:

	2003	2002	2001

Canadian	$ 4,587	$ 36,427	$ 28,623
Foreign	45,798	10,753	15,390

	$ 50,385	$ 47,180	$ 44,013

The recovery of (provision for) income taxes consists of the following:

	2003	2002	2001

Current
Canadian	$ (202)	$ (1,004)	$ (220)
Foreign	(529)	(589)	(427)
Future
Canadian	221	301	525
Foreign	(327)	4,789	894

	$ (837)	$ 3,497	$ 772

A reconciliation of the provision for income taxes calculated at applicable statutory rates in Canada to the provision in the consolidated statements of income is as follows:

	2003	2002	2001

Income before income taxes and minority interests	$ 50,385	$ 47,180	$ 44,013

Computed provision for income taxes at statutory rates	$ (17,191)	$ (17,041)	$ (15,897)
(Increase) decrease in taxes resulting from:
Nontaxable dividend income	1,695	1,795	1,795
Foreign statutory tax rate differences	3,740	2,286	3,086
Permanent differences	4,731	7,807	6,048
Valuation allowance	12,480	2,526	(6,935)
Non-capital tax loss carryforwards lost from change in subsidiary's jurisdiction	(5,323)	-	-
Non-capital tax loss carryforwards acquired from purchase of subsidiary	-	6,124	12,469
Other, net	(969)	-	206

Recovery of (provision for) income taxes	$ (837)	$ 3,497	$ 772

The tax effect of temporary differences that give rise to significant components of future tax liabilities and assets are as follows:

	2003	2002

Future income tax liability, difference in tax basis of assets acquired in the United States	$ (387)	$ (258)
Future income tax asset, non-capital tax loss carryforwards:
Canada	227	1,066
United States	-	7,433
Switzerland	1,682	5,254
Austria	3,103	3,739

	5,012	17,492
Valuation allowance	(5,012)	(17,492)

Net future income tax asset	-	-

Net future income tax liability	$ (387)	$ (258)

Management believes that, due to the nature of its operations, the Company's available tax loss carryforwards may not be utilized prior to their expiration dates. Therefore, the resulting tax benefit has been fully reserved at December 31, 2003 and 2002.

At December 31, 2003, the Company had estimated accumulated non-capital losses which expire in the following countries as follows:

Year	Canada	Switzerland	Austria

2004	$ -	$ -	$ -
2005	-	-	-
2006	4	-	-
2007	395	-	-
2008	-	-	-
2010-2020	266	4,931	-
Indefinite	-	-	9,094

	$ 665	$ 4,931	$ 9,094

Note 12. Earnings Per Share

Earnings per share data for years ended December 31 from operations is summarized as follows:

	2003	2002	2001

Basic earnings from operations available to common shareholders	$ 49,116	$ 50,755	$ 45,288

Effect of dilutive securities Interest on convertible bonds	1,599	1,735	1,634

Diluted earnings from operations	$ 50,715	$ 52,490	$ 46,922

	Shares

	2003	2002	2001

Basic earnings per share, weighted average number of common shares outstanding	13,054,727	12,931,117	12,621,633

Effect of dilutive securities:
Convertible bonds	1,020,951	1,030,038	1,030,038
Options	52,943	209,006	350,764

Weighted average number of common shares outstanding - diluted	14,128,621	14,170,161	14,002,435

Note 13. Stock Option Plan

The Company has a stock option plan which enables certain employees and directors to acquire common shares. Under the plan, options vest on grant and have a five-year term. The Company is authorized to issue up to 2,762,000 shares under this plan.

During 2000, options to acquire 30,000 shares at $13.31 and 100,000 shares at $10.50 were granted to officers and employees of the Company. At December 31, 2003, none of these options were outstanding.

During 1998, options to acquire 750,000 shares at $9.26 were granted to officers and employees of the Company. At December 31, 2003, none of these options were outstanding.

Following is a summary of the status of the plan:

	Number of Shares	Weighted Average Exercise Price

Outstanding at December 31, 2000	1,214,000	$ 10.12

Exercised	(189,000)	(11.17)

Outstanding at December 31, 2001	1,025,000	10.77

Exercised	(157,500)	(10.49)
Forfeited	(372,500)	(11.43)

Outstanding at December 31, 2002	495,000	10.05

Exercised	(487,500)	(10.04)
Forfeited	(7,500)	(10.50)

Outstanding at December 31, 2003	-	$ -

Note 14. Commitments and Contingencies

Leases

Future minimum commitments under long-term non-cancelable leases are as follows for the next five years:

Year	Amount

2004	$ 1,570
2005	1,371
2006	1,238
2007	1,155
2008	1,052

$ 6,386

Rent expense was $1,919, $1,166, and $439 for the years ended December 31, 2003, 2002 and 2001, respectively.

Litigation

The Company and its subsidiaries are subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at December 31, 2003.

Guarantees

The Company has guaranteed to one of its client's account the value of an investment in common shares to a maximum amount of $1,012. The Company has provided a five-year guarantee expiring August 2007 to an affiliate with respect to a $1,656 asset sale transaction. This affiliate has agreed to deposit the same amount against this guarantee. The Company has provided a guarantee to an affiliate with respect to a € 2,500 ($4,070 at December 31, 2003) line of credit arrangement with a bank which is effective until the line of credit is terminated. The Company has provided a guarantee to an affiliate with respect to a credit facility agreement with a bank for a maximum of € 3,000 ($4,884 at December 31, 2003) expiring January 2005. The Company has provided a guarantee expiring December 2004 to a former subsidiary with respect to their contractual payment obligations to a vendor for up to a maximum of € 3,500 ($5,698 at December 31, 2003).

Regulations

The Company's wholly-owned banking subsidiary is located in Switzerland. The subsidiary is subject to the rules and regulations of the Swiss Federal Banking Commission which require equity capital amounting to $10,441 to be maintained as of December 31, 2003. The subsidiary is in compliance with this regulation as of December 31, 2003.

Note 15. Interest Rate Sensitivity Position

Management has analyzed the bank subsidiary's interest rate sensitivity position at December 31, 2003. Because of the current nature (over 80% of assets and liabilities and off-balance sheet positions are due within three months) of the bank subsidiary's position, the total interest rate gap is not significant at December 31, 2003, assuming no interest rate hedging is undertaken over the next twelve months.

 Note 16. Segmented Information

The following table presents revenues attributed to Canada, the Company's country of domicile, and other geographic areas based upon the customer's location:

	2003	2002	2001

Canada	$ 7,872	$ 26,006	$ 17,183
Europe	391,282	254,564	192,714
United States	9,563	3,559	4,349
Other	796	210	-

	$ 409,513	$ 284,339	$ 214,246

The following table presents total assets by geographic area based upon the location of the assets.

	2003	2002

Canada	$ 58,884	$ 119,763
Europe	271,778	200,206
United States	15,047	52,308
Africa	58,868	74,297

	$ 404,577	$ 446,574

During 2001, one client represented approximately 13% of financial services revenues. There was no client concentration in 2003 or 2002. At December 30, 2002, the Company exchanged assets located in Europe with a carrying value of $7,292 for a 49% interest in Equitable Industries Limited Partnership. No gain or loss was recorded as a result of the exchange. It was treated as a nonmonetary transaction with an affiliate in 2002.

Note 17. Fair Value of Financial Instruments

The fair value of financial instruments at December 31 is summarized as follows:

	2003		2002

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Cash and cash equivalents	$ 145,452	$ 145,452	$ 102,413	$ 102,413
Loans	16,872	16,872	77,879	77,879
Deposits	22,185	22,185	39,198	39,198
Debt	33,297	35,958	68,798	63,421
Interest rate swap derivative contract, liability	81	81	-	-

The fair value of cash and cash equivalents is based on reported market value. The fair value of loans is based on the value of similar loans. The fair value of deposits approximates their carrying value as they are all due on demand. The fair value of debt was determined using discounted cash flows at prevailing market rates or based on reported market value for the Company's publicly traded debt. The fair value of the interest rate swap is obtained from dealer quote. This value represents the estimated amount the Company would pay to terminate the agreement taking into consideration current interest rates, the credit-worthiness of the counterparties, and other factors. The Company does not anticipate nonperformance with respect to any of its derivative financial instruments.

 Note 18. Transactions with Affiliates

During 2003, 2002, and 2001, the Company earned fees in the normal course from affiliated entities amounting to $4,579, $9,164 (of which $4,115 was a merchant bank client where the Company's president is also the president of the affiliate), and $323, respectively. In 2002, the Company sold real estate to an affiliate for $4,202 on which no gain or loss has been recognized. The Company sold commodities amounting to $7,840 and $3,490 in the normal course to three affiliates and one affiliate during 2003 and 2002, respectively, $2,967 and $2,856 of which is included in receivables from commodity transactions at December 31, 2003 and 2002, respectively. The Company received dividends of $4,900 on preferred shares of stock in an affiliate in 2003 and 2002. Generally, the Company has representation on the board of an affiliate and/or an equity interest.

The Company had a receivable from an officer of a subsidiary amounting to $761 at December 31, 2002, which was paid in 2003.

Note 19. Subsequent Events

In January 2004, the Company declared redemption of its 8% convertible bonds. The majority of the bonds were converted into the Company's common shares at the pre-determined conversion rate of US$13.22 per share. Approximately $861 cash was paid out for the bond redemption.

On January 7, 2004, the Company issued to third parties an aggregate of € 3,214 face amount of unsecured convertible debentures. The debentures bear interest at the rate of 4.4% and mature on December 31, 2009. The debentures are convertible into common stock of the Company at various contractually fixed prices depending on the time of conversion. At any time after December 31, 2005, the Company may redeem the debentures at their principal amount plus accrued interest.

In March, 2004, the Company, through various purchases, acquired 1,494,408 common shares (resulting in an approximate 62% ownership interest) of Med Net International Ltd. ("Med Net") for a cash consideration of $2,294. Med Net will be consolidated since its acquisition date. Med Net, through its unincorporated joint ventures, operates technologically advanced eye care centers in China. It also markets medical supplies. The financial statements of Med Net on the acquisition date are not available at this time. The acquisition is consistent with the Company's business of proprietary investing.

In March, 2004, the Company acquired 7,015,985 common shares (resulting in an effective ownership of approximately 68%) in Fahr Beteiligungen AG ("Fahr") for a cash consideration of approximately $24,951. Fahr will be consolidated since its acquisition date. Fahr is engaged in the business of real estate development, equipment and engineering services in the fields of cement, coal and minerals processing technologies. The financial statements of FAHR on the acquisition date are not available at this time. The acquisition is consistent with the Company's business of proprietary investing.

Note 20. United States Generally Accepted Accounting Principles

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which conform in all material respects with those in the United States (US), except as set forth below:

	December 31

Reconciliation of Net Income	2003	2002	2001

Net income in accordance with Canadian GAAP	$ 49,116	$ 50,755	$ 45,288
Adjustment of gain on sale of shares in investee	-	-	169
Change in unrealized gain (loss) on trading securities, net	-	-	(2,246)

Net income in accordance with US GAAP	$ 49,116	$ 50,755	$ 43,211

Basic earnings per common share US GAAP	$ 3.76	$ 3.93	$ 3.42

Diluted earnings per common share US GAAP	$ 3.59	$ 3.70	$ 3.20

	2003	2002	2001

Retained earnings in accordance with US GAAP	$ 172,144	$ 194,758	$ 163,342

Comprehensive Income	2003	2002	2001

Net income in accordance with US GAAP	$ 49,116	$ 50,755	$ 43,211

Other comprehensive income, net of tax
Foreign currency translation adjustment	(35,851)	14,281	5,223
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during period	(3,524)	2,151	(594)
Reclassification adjustment for gains realized in net income	(182)	(233)	(775)
Reclassification adjustment for other than temporary decline in value	66	-	-

Net unrealized gains (losses)	(3,640)	1,918	(1,369)

Other comprehensive income	(39,491)	16,199	3,854

Comprehensive income	$ 9,625	$ 66,954	$ 47,065

Securities

US GAAP requires that certain investments be classified into available-for-sale or trading securities categories and be stated at their fair values. Any unrealized holding gains or losses are to be reported as a component of other comprehensive income until realized for available-for-sale securities, and included in earnings for trading securities.

At December 31, 2003, investment in one trading security represented approximately 58% of total investment in trading securities. At December 31, 2002, approximately 15% of trading securities represents an investment in the common shares of an affiliate and approximately 27% represents debt securities from two entities.

The fair value of trading securities held by non-bank subsidiaries is summarized as follows:

	December 31

	2003	2002

Debt securities	$ 580	$ 1,906
Preferred shares	1,096	1,878
Common shares	6,736	10,328

	$ 8,412	$ 14,112

Available-for-sale securities consist of common shares, preferred shares and debt securities at December 31, 2003, 2002 and 2001. At December 31, 2003 and 2002, securities in three and two companies represented 54% and 80%, respectively, of the total available-for-sale securities of $33,209 and $16,703. The proceeds from the sale of these securities amounted to $2,519, $1,330, and $5,703, which resulted in realized gains of $182, $233, and $775 during 2003, 2002 and 2001, respectively. The cost of these securities was $2,337, $11,588, and $6,908, which resulted in unrealized losses in accumulated other comprehensive income of $(3,342), $298, and $(1,620) at December 31, 2003, 2002 and 2001, respectively.

New United States Accounting Standards

Statement of Financial Accounting Standards ("SFAS") No. 149 amends existing standards on derivatives (effective for derivatives entered into or modified after June 30, 2003). SFAS No. 150 gives guidance on the accounting for certain financial instruments with characteristics of both liabilities and equity (effective for financials instruments entered into after May 31, 2003). Financial Accounting Standards Board interpretation No. 46 requires consolidation of certain variable interest entities (effective for fiscal years ending after December 15, 2003). Certain of these new standards will not have an affect on the Company's consolidated financial statements. For others, the effect on the Company's financial statements has not yet been determined.

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, MFC Bancorp Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2004.

NOTICE TO READER OF THE
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated balance sheet of MFC Bancorp Ltd. as at March 31, 2004 and the related consolidated statements of earnings, retained earnings and cash flows for the three month period then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of MFC Bancorp Ltd.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

MFC BANCORP LTD.

CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Canadian Dollars in Thousands)

	March 31 2004	December 31 2003

ASSETS
Cash and cash equivalents	$203,123	$145,452
Restricted cash	4,188	-
Securities	29,440	44,963
Loans	39,725	16,872
Receivables	112,111	50,367
Commodity investments	20,632	10,964
Inventories	6,745	-
Real estate inventories	33,585	3,342
Properties	95,053	62,235
Resource property	35,868	36,044
Goodwill	16,047	16,127
Equity method investments	22,376	15,906
Prepaid and other	2,694	2,305

	$621,587	$404,577

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued expenses	$185,437	$54,092
Debt	53,359	33,297
Deposits	42,317	22,185
Distribution payable	71,730	71,730

Total liabilities	352,843	181,304

Minority interests	22,784	4,826

Shareholders' equity
Common stock	78,003	61,891
Equity component of convertible debt	173	-
Cumulative translation adjustment	(17,321)	(17,118)
Retained earnings	185,105	173,674

	245,960	218,447

	$621,587	$404,577

MFC BANCORP LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the Three Months Ended March 31, 2004 and 2003
(Unaudited)
(Canadian Dollars in Thousands Except Per Share Amounts)

	2004	2003

Financial services revenue	$114,329	$82,868

Expenses
Financial services	94,101	68,005
General and administrative	7,823	4,280
Interest	1,093	837

	103,017	73,122

Income before income taxes	11,312	9,746
Recovery of (Provision for) income taxes	(199)	47

	11,113	9,793
Minority interests	(12)	25

Net income	11,101	9,818

Retained earnings, beginning of period	173,674	196,288
Postacquisition income of purchased subsidiaries	330	-

Retained earnings, end of period	$185,105	$206,106

Earnings per share
Basic	$0.84	$0.77

Diluted	$0.81	$0.73

MFC BANCORP LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS
For Three Months Ended March 31, 2004 and 2003
(Unaudited)
(Canadian Dollars in Thousands)

	2004	2003

Operating activities:
Net income	$11,101	$9,818
Adjustments to reconcile net income for net cash
provided by operating activities:
Depreciation and amortization	1,175	303
Minority interests	12	(17)
Exchange adjustments	(984)	(4,515)
Gain on sales of assets and investments	-	(5,402)

Changes in current assets and liabilities
Securities	8,069	(3,533)
Receivables	(7,546)	(2,907)
Commodity receivables	(20,918)	(15,179)
Commodity investments	(9,463)	(3,674)
Properties held for sale	-	(11)
Accounts payable and accrued expenses	12,993	1,560
Other	115	(254)

	(5,446)	(23,811)

Financing activities:
Net increase in deposits	22,129	2,455
Borrowings	22,434	13,064
Debt repayments	(1,779)	(599)
Other	(17)	-

	42,767	14,920

Investing activities:
Net decrease in loans	2,119	2,049
Purchases of long-term investments	-	(215)
Proceeds from sale of long-term investment	609	-
Purchases of subsidiaries, net of cash acquired	18,641	-
Other	(181)	(152)

	21,188	1,682

Exchange rate effect on cash and cash equivalents	(838)	(4,337)

Net change in cash	57,671	(11,546)
Cash, opening balance	145,452	102,413

Cash, ending balance	$203,123	$90,867

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004
(Unaudited)

Note 1. Basis of Presentation

The consolidated financial statements contained herein include the accounts of MFC Bancorp Ltd. and its subsidiaries (the "Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

Note 2. Nature of Business

The Company is in the financial services business and its principal activities focus on merchant banking.

Note 3. Earnings Per Share

The Company adopted the Canadian Institute of Chartered Accountants' Accounting Handbook Section 3500, "Earnings Per Share". Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earning per share by application of the "if-converted" method. The dilutive effect of outstanding call options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The computation of earnings per share under Canadian generally accepted accounting principles conforms in all material respects with the computation under US generally accepted accounting principles.

The weighted average number of shares (in thousands) outstanding for the purposes of calculating basic earnings per share was 13,139 for the three months ended March 31, 2004 and 12,832 for the three months ended March 31, 2003. The weighted average number of shares (in thousands) outstanding for the purposes of calculating diluted earnings per share was 13,836 for the three months ended March 31, 2004 and 13,938 for the three months ended March 31, 2003.

 Note 4. Acquisitions

In March 2004, the Company acquired 7,015,985 common shares in Fahr Beteiligungen AG ("Fahr") for a cash consideration $25,296 including capitalized expenses, which resulted in an effective ownership of approximately 68% in Fahr. Fahr was consolidated since its acquisition date. Fahr is engaged in the business of real estate development, equipment and engineering services in the fields of cement, coal and minerals processing technologies. The acquisition of Fahr was accounted for on a step-by-step basis, and the fair value of the assets acquired and liabilities assumed at the dates of acquisitions was allocated as follows:

Cash and cash equivalents	$44,928
Restricted cash	4,188
Loans	26,635
Receivable	37,223
Inventories	4,664
Real estate inventories	30,243
Properties	28,440
Other assets	3,791
180,112

Current liabilities	116,104
Bank loans	13,572
Minority interest	15,715
Postacquisition income of purchased subsidiaries	334

Net assets acquired	$34,387

In March 2004, the Company, through various purchases, acquired 1,494,408 common shares of Med Net International Ltd. ("Med Net") , for a cash consideration of $2,285, which resulted in an approximately 62% ownership interest in Med Net. This acquisition was not considered as material business combination. No goodwill nor intangible assets were acquired. Med Net was consolidated since its acquisition date. Med Net, through its unincorporated joint ventures, operates technically advanced eye care centers in China. The unincorporated joint ventures are accounted for by equity method. It also markets medical supplies. The acquisition of Med Net was accounted for on a step-by-step basis.

The Company relied on the subsidiaries' unaudited financial statements as the basis to determine the fair value of assets acquired and liabilities assumed. Certain adjustments, which involved estimates and judgment, had been made to reflect such fair value.

Note 5. Reporting Currency

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in US dollars for reference purposes. Amounts reported in US dollars have been translated from Canadian dollars at a rate of US $1.00 = Canadian $1.3105 as at March 31, 2004, being the period-end exchange rate as prescribed by Regulation S-X (the accounting regulation of the US Securities and Exchange Commission).

MFC BANCORP LTD.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

PETERSON SULLIVAN PLLC 601 UNION STREET SUITE 2300 SEATTLE WA 98101	(206) 382-7777 FAX 382-7700 CERTIFIED PUBLIC ACCOUNTANTS

COMPILATION REPORT ON UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS

To the Directors and Shareholders of MFC Bancorp Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of MFC Bancorp Ltd. ("the Company") as of March 31, 2004, and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2004, and for the year ended December 31, 2003, and have performed the following procedures:

1. Compared the figures in the columns captioned "Historical" to the unaudited consolidated balance sheet and statement of operations of the Company as of and for the three months ended March 31, 2004, and the audited consolidated statement of operations of the Company for the year ended December 31, 2003, respectively, and found them to be in agreement.

2. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a) the basis for determination of the pro forma adjustments; and

(b) whether the pro forma financial statements comply as to form in all material respects with B.C. Securities Commission requirements.

The officials:

(a) described to us the basis for determination of the pro forma adjustments, and

(b) stated that the pro forma statements comply as to form in all material respects with B.C. Securities Commission requirements.

3. Read the notes to the unaudited pro forma consolidated financial statements; and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

4. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Historical" as of and for the three months ended March 31, 2004, and for the year ended December 31, 2003, and found the amounts in the column captioned "Pro forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated balance sheet and statements of operations, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

/s/ Peterson Sullivan PLLC

Seattle, Washington
June 28, 2004

MFC BANCORP LTD.

PRO FORMA CONSOLIDATED BALANCE SHEETS
As at March 31, 2004
(Unaudited)
(Dollars in Thousands)

	Historical	Pro forma adjustments	Pro forma

ASSETS
Cash and cash equivalents	$203,123	$(296)	$202,827
Restricted cash	4,188	0	4,188
Securities	29,440	9,842	39,282
Loans	39,725	0	39,725
Receivables	112,111	1,394	113,505
Commodity investments	20,632	(3,325)	17,307
Inventories	6,745	0	6,745
Real estate inventories	33,585	0	33,585
Properties	95,053	(58,203)	36,850
Resource property	35,868	0	35,868
Goodwill	16,047	0	16,047
Equity method investments	22,376	(8,260)	14,116
Prepaid and other	2,694	0	2,694

	$621,587	$(58,848)	$562,739

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued expenses	$185,437	$1,027	$186,464
Debt	53,359	0	53,359
Deposits	42,317	0	42,317
Distribution payable	71,730	(71,730)	0

Total liabilities	352,843	(70,703)	282,140
Minority interests	22,784	1,661	24,445
Shareholders' equity
Common stock	78,003	0	78,003
Equity component of convertible debt	173	0	173
Cumulative translation adjustment	(17,321)	12,025	(5,296)
Retained earnings	185,105	(1,831)	183,274

	245,960	10,194	256,154
	$621,587	$(58,848)	$562,739

MFC BANCORP LTD.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2003
(Unaudited)
(Dollars in Thousands, Except Per Share Amounts)

	Historical	Pro forma adjustments	Pro forma

Financial services revenue	$409,513	$(462)	$409,051
Expenses
Financial services	329,549	191	329,740
General and administrative	25,187	(105)	25,082
Interest	4,392	0	4,392

	359,128	86	359,214

Income before income taxes	50,385	(548)	49,837
Provision for income taxes	(837)	0	(837)

	49,548	(548)	49,000
Minority interest	(432)	0	(432)

Net income	$49,116	$(548)	$48,568

Earnings per share
Basic	$3.76		$3.72

Diluted	$3.59		$3.55

MFC BANCORP LTD.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For three Months Ended March 31, 2004
(Unaudited)
(Dollars in Thousands, Except Per Share Amounts)

	Historical	Pro forma adjustments	Pro forma

Financial services revenue	$114,329	$(63)	$114,266
Expenses
Financial services	94,101	0	94,101
General and administrative	7,823	0	7,823
Interest	1,093	0	1,093

	103,017	0	103,017

Income before income taxes	11,312	(63)	11,249
Provision for income taxes	(199)	0	(199)

	11,113	(63)	11,050
Minority interest	(12)	0	(12)

Net income	$11,101	$(63)	$11,038

Earnings per share
Basic	$0.84		$0.84

Diluted	$0.81		$0.81

MFC BANCORP LTD.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Canadian Dollars in Thousands)

1. In December 2003, the board of the directors of MFC Bancorp Ltd. (the "Company") declared a distribution of assets consisting of the shares in and the debts to a subsidiary and an equity method investee. Both entities are involved in natural resources production (the "Cobalt Assets"). The Company expected to distribute the Cobalt Assets in 2004 when certain regulatory requirements are met.

2. The unaudited pro forma consolidated balance sheet and consolidated statements of operations are based on our unaudited consolidated balance sheet as at March 31, 2004, our audited consolidated statement of operations for the year ended December 31, 2003 and our unaudited consolidated statement of operations for the three months ended March 31, 2004, adjusted as if the Cobalt Assets were distributed on the balance sheet date or at the beginning of the periods of the operations.

3. The pro forma consolidated balance sheet and consolidated statements of operations presented are not necessarily indicative of the operating results that would have been achieved had such distribution occurred at the dates indicated above.

4. The pro forma adjustments involve estimates and judgments made by the Company.

5. The pro forma adjustments represent the assets, liabilities, revenues and expenses relating to the Cobalt Assets that would have been eliminated as if the Cobalt Assets were distributed on the balance sheet date or at the beginning of the periods of the operations.

BLUE EARTH REFINERIES INC.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

PETERSON SULLIVAN PLLC 601 UNION STREET SUITE 2300 SEATTLE WA 98101	(206) 382-7777 FAX 382-7700 CERTIFIED PUBLIC ACCOUNTANTS

COMPILATION REPORT ON UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of MFC Bancorp Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of Blue Earth Refineries Inc. (formerly Nature Extrac Limited) ("the Company") as of March 31, 2004, and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2004, and for the year ended December 31, 2003, and have performed the following procedures:

1. Compared historical figures to the unaudited consolidated balance sheet and statement of operations of MFC Bancorp Ltd. (see Note 1 to the pro forma consolidated financial statements) as of and for the three months ended March 31, 2004, and the audited consolidated statement of operations of MFC Bancorp Ltd. for the year ended December 31, 2003, respectively, and found them to be in agreement.

2. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

a. the basis for determination of the pro forma adjustments; and

b. whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with B.C. Securities Commission requirements.

The officials:

a. described to us the basis for determination of the pro forma adjustments, and

b. stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with B.C. Securities Commission requirements.

3. Read the notes to the unaudited pro forma consolidated financial statements; and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

4. Recalculated the application of the pro forma adjustments to the aggregate of the historical figures as of and for the three months ended March 31, 2004, and for the year ended December 31, 2003, and found the amounts to be arithmetically correct.

 A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated balance sheet and statements of operations, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

 /s/ Peterson Sullivan PLLC

 Seattle, Washington
June 29, 2004

FS-45

BLUE EARTH REFINERIES INC.

PRO FORMA CONSOLIDATED BALANCE SHEET
March 31, 2004
(Unaudited)
(Canadian Dollars in Thousands)

Current Assets
Cash	$ 296
Current receivable	573
Inventories	3,325

4,194

Long-term Assets
Equity method investment	8,665
Capital assets	75,949

84,614

Total Assets	$ 88,808

Current Liabilities
Accounts payable	$ 1,457
Short-term debt	1,966

3,423
Share Capital	85,385

$ 88,808

BLUE EARTH REFINERIES INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2003
(Unaudited)
(Canadian Dollars in Thousands)

Operating costs	$ 1,038
General and administrative expenses	105

Loss before other items	1,143

Interest income from an investee	96
Other sales	796
Equity loss in an investee	(433)

459

Net loss for the year	$ (684)

BLUE EARTH REFINERIES INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For three months ended March 31, 2004
(Unaudited)
(Canadian Dollars, in Thousands)

Interest income from an investee	$ 120
Other sales	73
Equity income in an investee	55

Net income for the period	$ 248

BLUE EARTH REFINERIES INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. In December 2003, the board of the directors of MFC Bancorp Ltd. ("MFC") declared a distribution of assets consisting of the shares in and the debts to a subsidiary and an equity method investee. Both entities are involved in natural resources production (the "Cobalt Assets"). MFC expected to distribute the Cobalt Assets in 2004 when certain regulatory requirements are met. Blue Earth Refineries Inc. (the "Company"), which is an indirect wholly-owned subsidiary of MFC, was created to assume the Cobalt Assets. The shares in the Company will be distributed to the shareholders of MFC on a pro rata basis.

2. The unaudited pro forma consolidated balance sheet and consolidated statements of operations are based on MFC's unaudited consolidated balance sheet as at March 31, 2004, MFC's audited consolidated statement of operations for the year ended December 31, 2003 and MFC's unaudited consolidated statement of operations for the three months ended March 31, 2004, adjusted as if the shares in the Company were distributed by MFC and the Cobalt assets were assumed by the Company on the balance sheet date or at the beginning of the periods of the operations.

3. The pro forma consolidated balance sheet and consolidated statements of operations presented are not necessarily indicative of the operating results that would have been achieved had such distribution occurred at the dates indicated above.

4. The preparation of pro forma statements involves estimates and judgments made by the Company. The pro forma statements of operations include the recurring events and transactions only.

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APPENDIX A

ARRANGEMENT RESOLUTION

Arrangement under Section 195
of the Business Corporations Act (Yukon)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The plan of arrangement (the "Plan of Arrangement"), pursuant to section 195 of the Business Corporations Act (Yukon) (the "YBCA") involving MFC Bancorp Ltd. (the "Corporation"), its shareholders, Sutton Park International Limited, Blue Earth Refineries Inc., 4025776 Canada Inc., New Sutton Canco Inc. and New Nature Canco Inc. set forth in Exhibit I to Appendix B to the management information circular of MFC dated July 13, 2004 (the "Information Circular") accompanying the Notice of this Meeting, as the same may be amended, modified or supplemented pursuant to the provisions thereof, be and it is hereby authorized, approved and adopted.

2. Any one director or one officer of MFC be, and is hereby authorized and empowered, acting for, in the name of and on behalf of MFC, to execute and to deliver such documents as are necessary or desirable, and to deliver the order of the Supreme Court of the Yukon Territory approving the Arrangement to the Registrar appointed under section 263 of the YBCA for filing.

3. Any one director or one officer of MFC be, and is hereby authorized and empowered, acting for, in the name of and on behalf of MFC, to execute or cause to be executed, under seal of MFC or otherwise, and to deliver or to cause to be delivered, all such documents, agreements and instruments and to do or to cause to be done all such other acts and things as such one director or one officer of MFC shall determine to be necessary or desirable in order to carry out the intent of the foregoing paragraphs of this special resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of such action or thing.

4. Notwithstanding the passage of this special resolution by the securityholders of MFC or the approval of the Supreme Court of the Yukon Territory, the board of directors of MFC, without further notice to or approval of the securityholders of MFC or the Supreme Court of the Yukon Territory, may decide not to proceed with the Arrangement or may revoke this special resolution at any time prior to the Arrangement becoming effective.

APPENDIX B

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 13th day of July, 2004

AMONG:

MFC BANCORP LTD., a corporation continued under the laws of the Yukon Territory

("MFC")

AND:

SUTTON PARK INTERNATIONAL LIMITED, a company incorporated under the laws of Barbados

("Sutton Park")

AND:

BLUE EARTH REFINERIES INC., a company incorporated under the laws of the British Virgin Islands

("Blue Earth")

AND:

NEW SUTTON CANCO INC., a corporation incorporated under the laws of the Yukon Territory

("New Sutton")

AND:

NEW NATURE CANCO INC., a corporation incorporated under the laws of the Yukon Territory

("New Nature")

AND:

4025750 CANADA INC., a corporation incorporated under the laws of Canada

("MFC Subco")

WHEREAS:

A. MFC owns or controls, through its direct and indirect subsidiaries, including KCCL (as defined herein) and MFC Subco, certain cobalt mineral deposits, refineries and related assets, which are non-core, superfluous assets of MFC;

B. MFC wishes to reorganize its operations and dispose of the aforementioned non-core, superfluous assets to the shareholders of MFC by way of a reduction of excess stated capital;

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C. MFC intends to propose to the MFC Securityholders (as defined herein) an Arrangement (as defined herein) under section 195 of the Act (as defined herein) to effect the aforementioned reorganization and disposition;

D. the Arrangement will be on the terms and conditions set forth in the Plan of Arrangement; and

E. the parties have agreed to enter into this Agreement setting out the terms and conditions on which the Arrangement will be carried out;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the premises and the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the subject matter or context is inconsistent therewith:

(a) "Act" means the Business Corporations Act (Yukon), as now enacted or as the same may be amended;

(b) "Agreement", "hereof", "herein", "hereunder" and similar expressions means this Agreement, and not any particular article, section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

(c) "Amalgamated Subco" means the corporation resulting from the Amalgamation;

(d) "Amalgamated Subco Common Shares" means the common shares in the capital of Amalgamated Subco;

(e) "Amalgamated Subco Transfer" means the transfer by MFC to Blue Earth of one Amalgamated Subco Common Share, the KCCL Payable and the MFC Receivable in exchange for one Blue Earth Common Share;

(f) "Amalgamation" means the amalgamation of MFC Subco, New Sutton, and New Nature pursuant to the Arrangement;

(g) "Arrangement" means an arrangement (including, without limitation, the Amalgamation, the Amalgamated Subco Transfer, the Blue Earth Transfer, the Blue Earth Split, the Stated Capital Reduction and the Blue Earth Distribution) to be effected under the provisions of section 195 of the Act, on the terms and conditions set forth in the Plan of Arrangement, and any amendment or variation thereto in accordance with Section 6.3;

(h) "Blue Earth Common Shares" means the common shares in the capital of Blue Earth;

(i) "Blue Earth Common Shareholders" means at any time the holders at that time of Blue Earth Common Shares;

(j) "Blue Earth Distribution" means the distribution by MFC of all of the Blue Earth Common Shares to holders of MFC Common Shares on a pro rata basis by way of a reduction of capital;

(k) "Blue Earth Split" means the division of the issued and outstanding Blue Earth Common Shares as at the Distribution Record Date by a factor to be determined jointly by Blue Earth and MFC so that the number of issued and outstanding Blue Earth Common Shares is equal to the number of issued and outstanding MFC Common Shares;

(l) "Blue Earth Transfer" means the transfer by Sutton Park to MFC of all of its Blue Earth Common Shares and the Sutton Park Receivable in exchange for $2.0 million in cash, the MFC Promissory Note and set-off of the Sutton Park Debt;

(m) "Business Day" means a day other than a Saturday, Sunday or a civic or statutory holiday in Vancouver, British Columbia;

(n) "Circular" means the management information circular of MFC to be prepared and sent to the MFC Common Shareholders and MFC Bondholders in connection with the MFC Meeting;

(o) "Court" means the Supreme Court of the Yukon Territory;

(p) "Distribution Record Date" has the meaning ascribed thereto in Section 3.1(h) of the Plan of Arrangement;

(q) "Effective Date" means the date shown in the certificate of arrangement giving effect to the Arrangement which is issued under the Act by the Registrar;

(r) "Final Order" means the final order of the Court made in connection with the approval of the Arrangement following the application therefor contemplated by Section 2.1 of this Agreement;

(s) "Income Debenture" means the income debenture representing a principal amount of € 4,242,000 held by Sutton Park issued under the trust indenture dated August 8, 2003 between 36569 Yukon Inc. and Thurn & Taxis Capital Management AG in respect of € 10,000,000 variable rate secured income debentures due 2013;

(t) "Interim Order" means the interim order of the Court made in connection with the approval of the Arrangement following the application therefor contemplated by Section 2.1 of this Agreement;

(u) "KCCL" means Kasese Cobalt Company Limited, a company incorporated under the laws of Uganda;

(v) "KCCL Debt" means the indebtedness owed by KCCL to Sutton Park in the principal amount of approximately US$140.0 million as at March 31, 2004 plus accrued interest thereon;

(w) "KCCL Payable" means the accounts payable of MFC due to KCCL of approximately US$350,000;

(x) "Mailing Date" means the date of mailing of the Circular to MFC Common Shareholders and MFC Bondholders;

(y) "MFC Bonds" means the 4.4% convertible unsecured subordinated bonds of MFC due December 31, 2009;

(z) "MFC Bondholder" means a holder of MFC Bonds;

(aa) "MFC Common Shares" means the common shares in the capital of MFC;

(bb) "MFC Common Shareholders" means at any time the holders at that time of MFC Common Shares;

(cc) "MFC Promissory Note" means the promissory note to be issued by MFC in favour of Sutton Park for a principal amount of $63.0 million with interest thereon at a rate equal to three percent per annum calculated at the end of the 2004 calendar year and at the end of each calendar year thereafter as well as before maturity and default until paid, secured by a pledge by MFC to Sutton Park of shares in MFC Merchant Bank SA, and such other reasonable commercial terms to be agreed between MFC and Sutton Park;

(dd) "MFC Meeting" means, as the context requires, the annual and special meeting of MFC Common Shareholders (including any adjournment thereof) and/or the meeting of the MFC Bondholders, each to be held to consider and, if deemed advisable, to approve the Arrangement, among other matters;

(ee) "MFC Receivable" means the accounts receivable of MFC due from 36569 Yukon of approximately $731,679;

(ff) "Plan of Arrangement" means the plan of arrangement set out as Exhibit I hereto and any amendments or variations thereto made in accordance with Section 6.3 of this Agreement;

(gg) "Pre-Arrangement Transactions" means the transfer by Sutton Park to New Sutton of 4,242 common shares in the capital of 4025776 Canada Inc. in exchange for the issuance by New Sutton to Sutton Park of one New Sutton Common Share to be undertaken and completed on or prior to the Effective Date;

(hh) "Registrar" means the registrar of corporations or a deputy registrar of corporations appointed under section 263 of the Act;

(ii) "Securities Act" means the Securities Act (British Columbia), as amended;

(jj) "Securities Legislation" means the United States Securities Act of 1933, the United States Securities Exchange Act of 1934, and such other provincial, state or territorial securities legislation as may be applicable, as now enacted or as the same may be amended and the applicable rules, regulations, rulings, orders and forms made or promulgated under such statutes and the published policies of the regulatory authorities administering such statutes;

(kk) "Stated Capital Reduction" means the reduction in the stated capital account in respect of the MFC Common Shares pursuant to the Arrangement;

(ll) "Sutton Park Debt" means the debt owed by Sutton Park to MFC of approximately $20.0 million;

(mm) "Sutton Park Receivable" means the accounts receivable of Sutton Park (or its subsidiary) due from 36569 Yukon of approximately $936,808;

(nn) "Tax Act" means the Income Tax Act (Canada), as now enacted or as the same may be amended; and

(oo) "Termination Date" means 11:59 p.m., Pacific Daylight Time, on December 31, 2004.

1.2 Subsidiaries

When reference is made in this Agreement to subsidiaries of any entity, the word "subsidiary" means any corporation of which outstanding voting securities carrying more than 50 percent of the votes for the election of directors are, or any partnership, joint venture or other entity more than 50 percent of whose total equity interest is, directly or indirectly, owned by such entity.

1.3 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise stated.

1.4 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.5 Number, etc.

Unless the subject matter or context requires the contrary, words importing the singular number only shall include the plural and vice versa; words importing the use of any gender shall include all genders; and words importing persons shall include natural persons, firms, trusts, partnerships and corporations.

1.6 Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.7 Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject mater hereof and supersedes all prior agreements, understandings, negotiations, and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

ARTICLE 2
THE ARRANGEMENT

2.1 The Arrangement

As soon as reasonably practicable, and in any event, within the time required in order that the MFC Meeting be held on or before August 12, 2004, MFC shall apply to the Court pursuant to subsection 195 of the Act for an order approving the Arrangement and, in connection with such application, shall also apply for an Interim Order under subsection 195 of the Act providing for, among other things, the calling and holding of the MFC Meeting on or before August 12, 2004. If the approval of the Arrangement is obtained at the MFC Meeting in accordance with the Interim Order and the conditions set forth in Article 5 have been satisfied, waived or released, as soon as reasonably practicable thereafter, but in any event prior to the Termination Date, MFC shall take the necessary steps to obtain the Final Order under subsection 195 of the Act approving the Arrangement subject to the satisfaction, waiver or release of the conditions set forth in Article 5 prior to the Effective Date. If such Final Order is obtained, as soon as reasonably practicable thereafter, MFC shall cause to be filed, pursuant to subsection 195(10) of the Act and in accordance with the provisions hereof, articles of arrangement and such other documents as may be required to give effect to the Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.3 Mutual Representations and Warranties

Each party represents and warrants to the other parties as follows and acknowledges that the other parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) it is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the corporate power and authority to own or lease its property and assets and to carry on its business as now conducted by it;

(b) the execution and delivery of this Agreement by it, including all matters contemplated hereby, have been authorized by all necessary corporate action and it has the corporate power and authority to enter into and perform its obligations under this Agreement except for the approvals of the MFC Common Shareholders and the MFC Bondholders to be sought at the MFC Meeting;

(c) it has duly executed and delivered this Agreement, and this Agreement is a valid and binding agreement enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and to general principles of equity; and

(d) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby and in the Plan of Arrangement do not now and will not as of the Effective Date:

(i) conflict with, or result in a breach of, or create a state of facts which after notice or lapse of time or both results or may result in a breach of, any of the terms, conditions or provisions of its constating documents or the constating documents of any of its subsidiaries or any material agreement, instrument, licence, permit, undertaking, commitment or understanding to which it or any of its subsidiaries is a party or by which it is bound; or

(ii) violate any provision of law or administrative regulation or any judicial or administrative award, judgment or decree applicable and known to it (after due inquiry), the breach of which would have a material adverse effect on it.

ARTCLE 4
COVENANTS

4.1 Covenants of MFC

(a) Immediately after the Final Order has been obtained, MFC shall execute and deliver all documents, and cause its subsidiaries to execute and deliver all documents necessary to complete the Arrangement, subject to the satisfaction or waiver of the conditions in Sections 5.1 and 5.3 of this Agreement, and shall file the articles of arrangement on the Business Day next following the day on which the Final Order is obtained or on such subsequent Business Day as may be agreed to by MFC and by Sutton Park, but, in any event, on or before the Termination Date.

(b) MFC will cause Blue Earth to use all reasonable commercial efforts to register the Blue Earth Common Shares as a class under section 12(g) of the Securities Exchange Act of 1934.

(c) MFC shall, in a timely and expeditious manner, prepare and file (or ensure that there is prepared and filed) the Circular in all jurisdictions where the same is required and mail the same in accordance with applicable law.

(d) Subject to the satisfaction or waiver of the conditions contained in Sections 5.1 and 5.3 of this Agreement, MFC shall complete the Arrangement.

4.2 Covenants of Sutton Park

(a) Subject to the waiver or continued satisfaction of the conditions in Sections 5.1 and 5.2 of this Agreement, Sutton Park shall execute and deliver all documents, and cause its subsidiaries to execute and deliver all documents, necessary to complete this Arrangement.

(b) Subject to the satisfaction or waiver of the conditions contained in Sections 5.1 and 5.2 of this Agreement, Sutton Park shall complete the Arrangement.

(c) Prior to the Effective Date, Sutton Park shall cause the Pre-Arrangement Transactions to be completed, all to the satisfaction of MFC, acting reasonably.

(d) Sutton Park will cause Blue Earth to use all reasonable commercial efforts in the registration of Blue Earth Common Shares as a class under section 12(g) of the Securities Exchange Act of 1934.

4.3 Mutual Covenants

Except as contemplated in this Agreement and the Plan of Arrangement, until the Effective Date, each of MFC and Sutton Park agrees, except with the prior written agreement of the other, that:

(a) it will use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under applicable laws and regulations to complete the Arrangement, including using reasonable commercial efforts:

(i) to allow the Interim Order and the Final Order to be obtained prior to the Termination Date to allow the Arrangement to be completed; and

(ii) to lift or rescind any injunction or restraining order or other order against it which may be entered against it adversely affecting the ability of the parties to complete the Arrangement;

(b) to co-operate with the other in good faith in order to ensure the timely completion of the Pre-Arrangement Transactions and the Circular;

(c) to use all reasonable commercial efforts to co-operate with each other in connection with the performance by the other of its obligations under this section; and

(d) prior to the Effective Date, it will not, and will not permit any of its subsidiaries to, enter into any transaction or perform any act which might interfere with or be inconsistent with the successful completion of the Arrangement.

4.4 Covenants of MFC Subco

MFC Subco agrees that:

(a) prior to the Effective Date it will not, and will not permit any of its subsidiaries to, enter into any transaction or perform any act which might interfere with or be inconsistent with the successful completion of the Arrangement; and

(b) it will not take or fail to take any action within its control which would result in a condition precedent to the Arrangement not being satisfied.

4.5 Covenants of Blue Earth

Blue Earth agrees that:

(a) prior to the Effective Date it will not, and will not permit any of its subsidiaries to, enter into any transaction or perform any act which might interfere with or be inconsistent with the successful completion of the Arrangement or which would render inaccurate any of the representations and warranties of Sutton Park or Blue Earth set forth herein if such representations and warranties were made at a date subsequent to such transaction or act and all references to the date hereof were references to such later date;

(b) it will complete the Pre-Arrangement Transactions, all to the satisfaction of MFC in form and substance; and

(c) Blue Earth will use all reasonable commercial efforts to register the Blue Earth Common Shares as a class under section 12(g) of the Securities Exchange Act of 1934.

(d) it will not take or fail to take any action within its control which would result in a condition precedent to the Arrangement not being satisfied.

4.6 Covenants of New Sutton

New Sutton agrees that:

(a) prior to the Effective Date, it will not enter into any transaction or perform any act which might interfere with or be inconsistent with the successful completion of the Arrangement;

(b) it will complete the Pre-Arrangement Transactions, all to the satisfaction of MFC in form and substance; and

(c) it will not take or fail to take any action within its control which would result in a condition precedent to the Arrangement not being satisfied.

4.7 Covenants of New Nature

New Nature agrees that:

(a) prior to the Effective Date, it will not enter into any transaction or perform any act which might interfere with or be inconsistent with the successful completion of the Arrangement or which would render inaccurate any of the representations and warranties of Sutton Park, Blue Earth or New Nature set forth herein if such representations and warranties were made at a date subsequent to such transaction or act and all references to the date hereof were references to such later date; and

(b) it will not take or fail to take any action within its control which would result in a condition precedent to the Arrangement not being satisfied.

4.8 MFC Meeting

As soon as practicable but in any event not later than July 16, 2004, MFC will prepare the Circular in compliance with applicable disclosure laws for mailing to its shareholders and, subject to the issuance of the Interim Order, MFC will convene the MFC Meeting. Such meeting will be held on or before August 12, 2004. MFC will file the Circular with the appropriate regulatory authorities in all jurisdictions where the same is required and will mail the same to the MFC Common Shareholders and any other appropriate persons in accordance with applicable law and the Interim Order. Each party will provide the other on a timely basis with all such information as may be required to be included in the Circular which relates to it. The parties will co-operate with each other in connection with the preparation of the Circular and all other documentation for submission to regulatory authorities and holders of their respective securities and will keep each other informed of any requests or comments made by regulatory authorities in connection with such documentation. This section 4.8 will apply, mutatis mutandis, in respect of the MFC Meeting of the MFC Bondholders.

4.9 Co-operation, Consents and Approvals

Each party will, and will cause its subsidiaries to, co-operate and use their respective reasonable commercial efforts to obtain, before the Effective Date, all authorizations, waivers, exemptions, consents, orders and other approvals from domestic or foreign courts, governmental or regulatory agencies, boards, commissions or other authorities, shareholders and third parties as are necessary for the consummation of the transactions contemplated hereby. Each party will vigorously defend or cause to be defended any lawsuits or other legal proceedings brought against it or any of its subsidiaries challenging this Agreement or the completion of the Arrangement. Neither party will settle or compromise any claim brought by their respective present, former or purported holders of any of their securities in connection with the transactions contemplated by this Agreement prior to the Effective Date without the prior written consent of the other, such consent not to be unreasonably withheld.

4.10 Public Announcements

No news release or other public announcement concerning the proposed transactions contemplated by this Agreement will be made by any party hereto without the prior consent of the other, such consent not to be unreasonably withheld; provided, however, that any party may without such consent make such disclosure as may be required by any stock exchange on which its securities are listed or by any Securities Legislation or any regulatory authority having jurisdiction over such party and, if such disclosure is required, the party making the disclosure will use reasonable efforts to give prior oral or written notice to the other party and an opportunity to allow the other party to comment on the disclosure.

4.11 Material Changes

Each party will advise the other party orally and in writing of any material change with respect to it or its subsidiaries on a consolidated basis (and for this purpose, Sutton Park and its subsidiaries shall not be considered subsidiaries of MFC) promptly after it has occurred and will promptly send to the other a copy of any press release or material change report filed by it with securities regulatory authorities.

4.12 Notification

Each party will promptly notify the other if any of the representations and warranties made by it in this Agreement ceases to be true, accurate and complete in any material respect and of any failure to comply in any material respect with any of its obligations hereunder.

4.13 Confidential Information

Each of the parties confirms and acknowledges that it has been provided, in connection with the review of the proposed transactions among them and the preparation of materials required to implement those transactions which have culminated in the parties entering into this Agreement (the "Intended Purposes"), certain confidential information concerning the affairs of the disclosing party (the "Disclosing Party") in written, electronic, spoken or other form in presentations, discussions, tours or other means including direct disclosure and disclosure by way of authorized agents, representatives and consultants (which disclosed information together with all third party reports to any party based in whole or in part on such disclosed information is herein referred to as the "Confidential Information"). Each party acknowledges that the Confidential Information is the property of the Disclosing Party, is confidential and material to the interests, business and affairs of the Disclosing Party and includes information that has not been generally

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disclosed to the public and that disclosure thereof, other than as contemplated herein, would cause irreparable harm to the Disclosing Party and its shareholders. Accordingly, each party will maintain the confidentiality of the Confidential Information and will not disclose the Confidential Information to any person except as part of the Intended Purposes or except as required by applicable law or legal process, in which latter case such party shall provide the Disclosing Party with prompt notice of such requirement to allow the Disclosing Party to seek an appropriate protective order or other remedy. Each of the parties acknowledges and agrees that any Disclosing Party and its shareholders would be irreparably damaged and that compensation by damages alone would be insufficient if any provision of this Section 4.13 is not performed by any of the other parties in accordance with its terms. Accordingly, the Disclosing Party will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section 4.13 and may specifically enforce such provisions by an action instituted in a court having jurisdiction and the party in breach of such provisions will be deemed to have waived defences to such an action. These specific remedies are in addition to any other remedy to which a Disclosing Party may be entitled at law or in equity.

ARTICLE 5
CONDITIONS

5.1 Mutual Conditions Precedent

The obligations of each of the parties to this Agreement to complete the Arrangement are subject to the fulfilment or mutual waiver by each of MFC and Sutton Park on or before the Effective Date of each of the following conditions:

(a) the Interim Order shall have been obtained in form and substance satisfactory to each of MFC and Sutton Park;

(b) the Arrangement shall have been approved at the MFC Meeting in accordance with the Interim Order;

(c) the Final Order shall have been obtained in form and substance satisfactory to each of MFC and Sutton Park, acting reasonably;

(d) there shall not have occurred any actual or threatened (including any proposal by the Minister of Finance (Canada)) change or amendment to the Tax Act or regulations thereunder or to any applicable provincial tax legislation or the regulations thereunder or any publicly stated administrative position or practice in relation thereto which, directly or indirectly, has or may have any material adverse significance with respect to the Arrangement including, without limitation, the Blue Earth Distribution;

(e) all requisite stock exchange approvals, all requisite domestic and foreign regulatory approvals and consents, and rulings or orders from the securities regulatory authorities providing that,

(i) trades by Sutton Park of 4025776 Canada Inc. Common Shares to New Sutton under the Arrangement are exempt from prospectus and registration requirements;

(ii) trades by New Sutton of New Sutton Common Shares to Sutton Park under the Arrangement are exempt from prospectus and registration requirements;

(iii) trades by Sutton Park of KCCL Common Shares to Blue Earth under the Arrangement are exempt from prospectus and registration requirements;

(iv) trades by Sutton Park of Amalgamated Subco Common Shares to Blue Earth under the Arrangement are exempt from prospectus and registration requirements;

(v) trades by Blue Earth of Blue Earth Common Shares to Sutton Park under the Arrangement are exempt from prospectus and registration requirements;

(vi) trades by MFC of Amalgamated Subco to Blue Earth under the Arrangement are exempt from prospectus and registration requirements;

(vii) trades by Blue Earth of Blue Earth Common Shares to MFC under the Arrangement are exempt from prospectus and registration requirements;

(viii) trades by Sutton Park of Blue Earth Common Shares to MFC under the Arrangement are exempt from prospectus and registration requirements;

(ix) trades by MFC of Blue Earth Common Shares to former dissenting shareholders upon the abandonment of the dissent right are exempt from prospectus and registration requirements; and

(x) the trades by MFC in Blue Earth Shares to the shareholders of MFC pursuant to the Blue Earth Distribution are exempt from prospectus and registration requirements;

shall each have been obtained on terms and conditions satisfactory to MFC and Sutton Park, acting reasonably;

(f) no order or decree of any domestic or foreign court, tribunal, governmental agency or other regulatory authority or administrative agency, board or commission, and no law, regulation, policy, directive or order shall have been enacted, promulgated, made, issued or applied to cease trade, enjoin, prohibit or impose material limitations on, the Arrangement or the transactions contemplated thereby;

(g) there shall not exist any prohibition at law against the completion of the Arrangement; and

(h) this Agreement shall not have been terminated pursuant to the provisions hereof.

5.2 Additional Conditions Precedent to the Obligations of Sutton Park

The obligations of Sutton Park to complete the Arrangement will also be subject to the following conditions, each of which is for Sutton Park's exclusive benefit and may be asserted or waived by it in its sole discretion at any time, in whole or in part:

(a) MFC and MFC Subco shall have performed each covenant or obligation to be performed by it hereunder in favour of Sutton Park on or prior to the Effective Date;

(b) the representations and warranties of MFC and MFC Subco set out in this Agreement shall be true and correct on and as of the Effective Date as if made on and as of such date, except as affected by transactions contemplated or permitted by this Agreement;

(c) Sutton Park and New Sutton shall have completed to the satisfaction of MFC, prior to the Effective Date, the Pre-Arrangement Transactions;

(d) on or before the Termination Date, not less than two-thirds of the MFC Common Shareholders and not less than two-thirds of the MFC Bondholders voted at the MFC Meeting shall have been voted in favour of the Arrangement;

(e) any required governmental or regulatory approvals, which if not received would have a material adverse effect on the business or prospects of MFC or Sutton Park and their respective subsidiaries on a consolidated basis, shall have been obtained or waived on terms satisfactory to Sutton Park, acting reasonably;

(f) no act, action, suit or proceedings shall have been taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, or no law, regulation or policy shall have been proposed, enacted, promulgated or applied:

(i) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase or acquisition by or the sale to Sutton Park of the Blue Earth Common Shares or the New Sutton Common Shares or the KCCL Common Shares or the Amalgamated Subco Common Shares to own or exercise full rights of ownership of the Blue Earth Common Shares or the New Sutton Common Shares or the KCCL Common Shares or the Amalgamated Subco Common Shares or the payment of the Blue Earth Distribution or to enjoin, prohibit or impose material limitations or conditions on the Arrangement; or

(ii) which, in the sole judgement of Sutton Park, acting reasonably in the circumstances, if the Arrangement was consummated would materially and adversely affect Sutton Park and its subsidiaries;

(g) MFC and its subsidiaries shall have co-operated in taking all steps required to meet regulatory requirements, provided that such steps would not have adverse consequences to the holders of MFC Common Shares or to MFC or any of its subsidiaries if the Arrangement were not completed; and

(h) the opinion of Stephen W. Semeniuk, CFA as to the fairness of the Arrangement from a financial point of view to the MFC Securityholders shall have been delivered prior to the Mailing Date and such opinion shall have been reconfirmed as of the Effective Date.

5.3 Additional Conditions Precedent to the Obligations of MFC

The obligations of MFC to complete the Arrangement will also be subject to the following conditions, each of which is for MFC's exclusive benefit and may be asserted or waived by it in its sole discretion at any time, in whole or in part:

(a) Sutton Park shall have performed each covenant or obligation to be performed by it hereunder in favour of MFC on or prior to the Effective Date;

(b) the representations and warranties of Sutton Park set out in this Agreement shall be true and correct on and as of the Effective Date as if made on and as of such date, except as affected by transactions contemplated or permitted by this Agreement;

(c) the opinion of Stephen W. Semeniuk, CFA as to the fairness of the Arrangement from a financial point of view to the MFC Securityholders shall have been delivered prior to the Mailing Date and such opinion shall have been reconfirmed as of the Effective Date;

(d) MFC's registrar and transfer agent has received valid and irrevocable instructions, subject only to the acceptance for filing of the articles of arrangement to issue certificates representing all non-cash consideration which holders of MFC Common Shares are entitled to receive under the Arrangement;

(e) the Blue Earth Common Shares will not be subject to restrictions on resale under the securities laws of Canada, except by reason of the existence of any controlling interest in Blue Earth pursuant to the securities laws of any applicable jurisdiction;

(f) no right of dissent under the Act shall have been exercised in respect of the Arrangement by such number of MFC Common Shareholders such that the board of directors of MFC has determined that as a result it would be inadvisable to proceed with the Arrangement;

(g) any required governmental or regulatory approvals, which if not received would have a material adverse effect on the business or prospects of MFC or Sutton Park and their respective subsidiaries on a consolidated basis, shall have been obtained or waived on terms satisfactory to MFC, acting reasonably;

(h) no act, action, suit or proceedings shall have been taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, or no law, regulation or policy shall have been proposed, enacted, promulgated or applied:

(i) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase or acquisition by or the sale to MFC of the Blue Earth Common Shares or the Amalgamated Subco Common Shares or the right of MFC to own or exercise full rights of ownership of the Blue Earth Common Shares or the payment of the Blue Earth Distribution or to enjoin, prohibit or impose material limitations or conditions on the Arrangement; or

(ii) which, in the sole judgement of MFC, acting reasonably in the circumstances, if the Arrangement was consummated would materially and adversely affect MFC and its subsidiaries; and

(i) from and after April 1, 2004, there shall not have occurred or arisen (or there shall have been generally disclosed or discovered, if not previously disclosed in writing to and acknowledged by MFC), any change or fact (or any condition, event or development involving a prospective change) in the business, operations, affairs, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, financial condition, licenses, permits, rights or privileges, whether contractual or otherwise, or prospects of Sutton Park and any of its subsidiaries considered on a consolidated basis which, in the sole judgement of MFC, acting reasonably in the circumstances, has or may have a material adverse effect either on the value of Sutton Park and its subsidiaries considered on a consolidated basis.

5.4 Satisfaction of Conditions

The conditions set out in Sections 5.1, 5.2 and 5.3 hereof shall be conclusively deemed to have been satisfied, waived or released when the articles of arrangement are filed hereunder and a certificate of arrangement is issued by the Director under the Act in compliance with the terms hereof.

ARTICLE 6
TERMINATION AND AMENDMENT

6.1 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by agreement in writing executed by MFC and Sutton Park;

(b) by Sutton Park at any time on or after the Termination Date if, by that date, the conditions set forth in Sections 5.1 and 5.2 have not been satisfied or waived; or

(c) by MFC at any time on or after the Termination Date if, by that date, the conditions set forth in Sections 5.1 and 5.3 have not been satisfied or waived.

6.2 Effect of Termination

In the event of any termination of this Agreement, the provisions hereof will become void and no party will have any liability to any other party in respect of this Agreement, except in respect of any breach of this Agreement which occurred on or before the Termination Date.

6.3 Amendment

(a) Subject as hereinafter provided, this Agreement may, at any time and from time to time before and after the holding of the MFC Meeting, but not later than the Effective Date, be amended by written agreement of MFC and Sutton Park (or, in the case of a waiver, by written instrument of the party giving the waiver) without, subject to applicable law, further notice to or authorization on the part of the shareholders of MFC or Sutton Park or the Court. Without limiting the generality of the foregoing, any such amendment may:

(i) change the time for performance of any of the obligations or acts of the parties hereto;

(ii) waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; or

(iii) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto.

Notwithstanding the foregoing, the terms of the Plan of Arrangement and this Agreement shall not be amended in a manner prejudicial to the shareholders of MFC or Sutton Park without the approval of the shareholders of MFC or Sutton Park, as the case may be, given in the same manner as required by law for the approval of the Arrangement or as may be ordered by the Court.

(b) This Agreement may be amended in accordance with the Final Order by written agreement of MFC and Sutton Park, but in the event that the terms of the Final Order require any such amendment, the rights of the parties hereto under Article 5 and Section 6.1 hereof shall remain unaffected.

ARTICLE 7
GENERAL PROVISIONS

7.1 Notices

All notices and other communications hereunder shall be in writing and shall be delivered by hand to the parties at the following addresses or sent by telecopy at the following telecopier numbers or at such other addresses or telecopier numbers as shall be specified by the parties by like notice:

(a) if to MFC or MFC Subco:

204 Black Street
Suite 300
Whitehorse, Yukon
Y1A 2M9

Attention: Michael J. Smith, President
Telecopy: (604) 683-3205

with a copy to:

Clark, Wilson
885 West Georgia Street
Suite 800
Vancouver, British Columbia
V6C 3H1

Attention: Virgil Z. Hlus
Telecopy: (604) 687-6314; and

(b) if to Sutton Park, New Sutton, Blue Earth or New Nature:

Palm Court
28 Pine Road
Belleville, St. Michael
Barbados

Attention: Michael J. Smith
Telecopy: (604) 683-3205

and with a copy to:

Clark, Wilson
885 West Georgia Street
Suite 800
Vancouver, British Columbia
V6C 3H1

Attention: Virgil Z. Hlus
Telecopy: (604) 687-6314.

The date of receipt of any such notice shall be deemed to be the date of delivery thereof or, in the case of notice sent by telecopy, the date of successful transmission thereof (unless transmission is received after normal business hours, in which case the date of receipt shall be deemed to be the next Business Day).

7.2 Survival of Representations and Warranties

The respective representations, warranties and covenants of MFC, MFC Subco, Sutton Park, New Sutton, Blue Earth and New Nature contained herein shall expire with, and be terminated and extinguished upon, completion of the Arrangement except for the provisions of Section 4.13 which shall survive as continuing covenants following the completion of the Arrangement.

7.3 Applicable Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

7.4 Binding Effect and Assignment

This Agreement and all the provisions hereof shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights hereunder or under the Arrangement shall be assigned by any of the parties hereto without the prior written consent of the other parties hereto.

7.5 Time of Essence

Time shall be of the essence of this Agreement.

7.6 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.7 Further Assurances

Each party shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be reasonably required in order to implement this Agreement.

IN WITNESS WHEREOF each of the parties hereto has executed this Agreement as of the date first written above.

MFC BANCORP LTD.

Per: _________________________________
Authorized Signatory

SUTTON PARK INTERNATIONAL LIMITED

Per: _________________________________
Authorized Signatory

BLUE EARTH REFINERIES INC.

Per: _________________________________
Authorized Signatory

NEW SUTTON CANCO INC.

Per: _________________________________
Authorized Signatory

NEW NATURE CANCO INC.

Per: _________________________________
Authorized Signatory

4025750 CANADA INC.

Per: ________________________________
Authorized Signatory

EXHIBIT I

PLAN OF ARRANGEMENT

IN THE MATTER OF AN ARRANGEMENT among MFC Bancorp Ltd., the holders from time to time of the issued and outstanding Common Shares of MFC Bancorp Ltd., Sutton Park International Limited, Blue Earth Refineries Inc., 4025750 Canada Inc., New Sutton Canco Inc., and New Nature Canco Inc. pursuant to section 195 of the Business Corporations Act (Yukon).

SECTION 1
INTERPRETATION

1.1 Definitions

In this Plan of Arrangement:

(a) "36569 Yukon" means 36569 Yukon Inc., a corporation incorporated under the laws of the Yukon Territory;

(b) "4025776 Canada" means 4025776 Canada Inc., a corporation incorporated under the laws of Canada;

(c) "4025776 Canada Transfer" means the transfer by Sutton Park to New Sutton of 4,242 common shares in the capital of 4025776 Canada in exchange for one common share in the capital of New Sutton;

(d) "Act" means the Business Corporations Act (Yukon), as now enacted or as the same may be enacted;

(e) "Amalgamated Subco" means the corporation resulting from the Amalgamation;

(f) "Amalgamated Subco Common Shares" means common shares in the capital of Amalgamated Subco;

(g) "Amalgamated Subco Transfer" means the transfer by MFC to Blue Earth of one Amalgamated Subco Common Share, the KCCL Payable and the MFC Receivable in exchange for one Blue Earth Common Share;

(h) "Amalgamation" means the amalgamation of MFC Subco, New Sutton and New Nature pursuant to this Plan of Arrangement;

(i) "Arrangement" means an arrangement under the provisions of section 195 of the Act, on the terms and conditions set forth in this Plan of Arrangement and any amendment or variation thereto made in accordance with the terms of the Arrangement Agreement;

(j) "Arrangement Agreement" means the agreement dated as of July 13, 2004 among MFC, Sutton Park, Blue Earth, MFC Subco, New Sutton, and New Nature entered into for the purpose of effecting the Arrangement;

(k) "Blue Earth" means Blue Earth Refineries Inc., a corporation incorporated under the laws of the British Virgin Islands;

(l) "Blue Earth Common Shares" means common shares in the capital of Blue Earth;

(m) "Blue Earth Distribution" means the distribution by MFC of 15,527,797 Blue Earth Common Shares to holders of MFC Common Shares on a pro rata basis pursuant to the Stated Capital Reduction;

(n) "Blue Earth Transfer" means the transfer by Sutton Park to MFC of all of its Blue Earth Common Shares and the Sutton Park Receivable in exchange for $2.0 million in cash, the MFC Promissory Note and the set-off of the Sutton Park Debt;

(o) "Court" means the Supreme Court of the Yukon Territory;

(p) "Distribution Record Date" has the meaning ascribed thereto in Section 3.1(h);

(q) "Dissent Rights" means the right to dissent to the Arrangement described in Section 4 of this Plan of Arrangement;

(r) "Effective Date" means the date shown in the certificate of arrangement giving effect to the Arrangement which is issued under the Act by the Registrar;

(s) "Final Order" means the final order of the Court made in connection with the approval of the Arrangement following the application therefor contemplated by Section 2.1 of the Arrangement Agreement;"Interim Order" means the interim order of the Court made in connection

(t) with the approval of the Arrangement following the application therefor contemplated by Section 2.1 of the Arrangement Agreement;

(u) "KCCL" means Kasese Cobalt Company Limited, a company incorporated under the laws of Uganda;

(v) "KCCL Payable" means the accounts payable of MFC due to KCCL of approximately US$350,000;

(w) "Letter of Transmittal" means the letter of acceptance and transmittal from the non-dissenting MFC Common Shareholders pursuant to the Arrangement Agreement;

(x) "MFC" means MFC Bancorp Ltd., a corporation incorporated under the laws of the Yukon Territory;

(y) "MFC Bonds" means the 4.4% convertible unsecured subordinated bonds of MFC due December 31, 2009;

(z) "MFC Bondholder" means a holder of MFC Bonds;

(aa) "MFC Common Shares" means common shares in the capital of MFC;

(bb) "MFC Common Shareholder" means a holder of MFC Common Shares;

(cc) "MFC Promissory Note" means the promissory note to be issued by MFC in favour of Sutton Park for a principal amount of $63.0 million with interest thereon at a rate equal to three percent per annum calculated at the end of the 2004 calendar year and at the end of each calendar year thereafter as well as before maturity and default until paid, secured by a pledge by MFC to Sutton Park of shares in MFC Merchant Bank SA, and such other reasonable commercial terms to be agreed between MFC and Sutton Park;

(dd) "MFC Receivable" means the accounts receivable of MFC due from 36569 Yukon of approximately $731,679;

(ee) "MFC Securities" means the MFC Common Shares and the MFC Bonds, collectively;

(ff) "MFC Securityholder" means a holder of MFC Common Shares or MFC Bonds;

(gg) "MFC Subco" means 4025750 Canada Inc., a corporation incorporated under the laws of Canada;

(hh) New Nature" means New Nature Canco Inc., a corporation incorporated under the laws of the Yukon Territory;

(ii) "New Sutton" means New Sutton Canco Inc., a corporation incorporated under the laws of the Yukon Territory;

(jj) "Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement, and not any particular article, section or other portion hereof;

(kk) "Registrar" means the registrar of corporations or a deputy registrar of corporations appointed under section 263 of the Act;

(ll) "Special Meeting" means the special meeting (including any adjournment thereof) of the MFC Securityholders scheduled to be held on August 12, 2004 to consider and, if deemed advisable, to approve the Arrangement;

(mm) "Stated Capital Reduction" has the meaning ascribed thereto in Section 3.1(f);

(nn) "Sutton Park" means Sutton Park International Limited, a company existing under the laws of Barbados;

(oo) "Sutton Park Debt" means the debt owed by Sutton Park to MFC of approximately $20.0 million;

(pp) "Sutton Park Receivable" means the accounts receivable of Sutton Park (or its subsidiary) due from 36569 Yukon of approximately $936,808; and

(qq) "Transfer Agent" means Mellon Investor Services, LLC at its principal offices in Ridgefield Park, New Jersey, USA.

1.2 Headings and References

The division of this Plan of Arrangement into Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Sections are to Sections of this Plan of Arrangement.

1.3 Currency

All references to currency in this Plan of Arrangement are to Canadian dollars, unless otherwise indicated.

1.4 Time

Unless otherwise indicated, all times expressed herein are local time, Vancouver, Canada.

SECTION 2
ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms part of the Arrangement Agreement.

SECTION 3
THE ARRANGEMENT

3.1 The Arrangement

On the Effective Date, the following will occur and will be deemed to occur in the following order without any further act or formality:

(a) the 4,242 common shares in the capital of 4025776 Canada held by Sutton Park will be transferred to New Sutton in exchange for one common share in the capital of New Sutton;

(b) MFC Subco, New Sutton, and New Nature will amalgamate to form Amalgamated Subco as provided for in Section 3.2;

(c) the one Amalgamated Subco Common Shares held by Sutton Park will be transferred to Blue Earth in exchange for one Blue Earth Common Shares;

(d) the one Amalgamated Subco Common Shares held by MFC, the KCCL Payable and the MFC Receivable will be transferred to Blue Earth in exchange for one Blue Earth Common Share;

(e) Sutton Park will transfer to MFC all of its Blue Earth Common Shares and the Sutton Park Receivable for $2.0 million in cash, the MFC Promissory Note and set-off of the Sutton Park Debt;

(f) the issued and outstanding Blue Earth Common Shares, immediately prior to the Arrangement, will be divided by a factor to be determined jointly by Blue Earth and MFC so that the number of issued and outstanding Blue Earth Common Shares is equal to the number of issued and outstanding MFC Common Shares on the Distribution Record Date;

(g) the stated capital account maintained for the MFC Common Shares will be reduced by $85,076,241 (the "Stated Capital Reduction"); and

(h) in exchange for the Stated Capital Reduction, the holders of MFC Common Shares on that date which is ten business days following the effective date of the registration statement on Form 20-F to be filed by Blue Earth in discharge of its obligation under paragraph 4.5(c) of the Arrangement Agreement (the "Distribution Record Date") will receive the Blue Earth Distribution.

3.2 Amalgamation of MFC Subco, New Sutton and New Nature

Immediately after the 4025776 Canada Transfer, MFC Subco, New Sutton and New Nature (sometimes collectively referred to hereinafter as "predecessor corporations") will amalgamate to form Amalgamated Subco and in connection with the Amalgamation:

(a) the predecessor corporations shall continue as one corporation;

(b) Amalgamated Subco shall possess all of the property, rights and privileges of each of the predecessor corporations immediately before the Amalgamation;

(c) Amalgamated Subco shall possess all of the liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts obligations of each of the predecessor corporations immediately before the Amalgamation;

(d) the articles of amalgamation in respect of the Arrangement shall be deemed to be the articles of incorporation of Amalgamated Subco and the certificate of arrangement in respect of the Arrangement shall be deemed to be the certificate of incorporation of Amalgamated Subco;

(e) Amalgamated Subco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against a predecessor corporation immediately before the amalgamation;

(f) the issued and outstanding MFC Subco Common Shares shall be converted into issued and fully paid Amalgamated Subco Common Shares on the basis of one Amalgamated Subco Common Share for each MFC Subco Common Share;

(g) the issued and outstanding New Sutton Common Shares shall be converted into issued and fully paid Amalgamated Subco Common Shares on the basis of one Amalgamated Subco Common Share for two New Sutton Common Share; and

(h) the issued and outstanding New Nature Common Shares shall be converted into issued and fully paid Amalgamated Subco Common Shares on the basis of one Amalgamated Subco Common Share for each New Nature Common Share.

3.3 Articles and By-laws of Amalgamated Subco

On the Amalgamation:

(a) the name of Amalgamated Subco shall be "Blue Earth Refineries (Canada) Inc.";

(b) the registered office of Amalgamated Subco shall be in the City of Whitehorse in the Yukon Territory;

(c) the authorized capital of Amalgamated Subco shall consist of an unlimited number of common shares;

(d) there shall be no restrictions on the transfer of the shares of Amalgamated Subco;

(e) there shall be no restrictions on the business which Amalgamated Subco is authorized to carry on or on the powers Amalgamated Subco may exercise;

(f) the by-laws of New Sutton shall be the by-laws of Amalgamated Subco until repealed, amended, altered or added to;

(g) without limit to the powers of the board of directors of Amalgamated Subco as set out in the Act, the board of directors of Amalgamated Subco may from time to time on behalf of Amalgamated Subco:

(i) borrow money upon the credit of Amalgamated Subco;

(ii) issue, re-issue, sell or pledge debt obligations of Amalgamated Subco;

(iii) to the extent permitted by the Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee to secure the performance of an obligation or otherwise; and

(iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of Amalgamated Subco owned or subsequently acquired, to secure any obligation of Amalgamated Subco; and

the board of directors may from time to time delegate to such one or more of the directors and officers of Amalgamated Subco as may be designated by the board of directors all or any of the powers conferred on the board of directors in relation to the foregoing by this Section or by the Act to such extent and in such manner as the board of directors shall determine at the time of each such delegation; and nothing in this Section limits or restricts the borrowing of money by Amalgamated Subco on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of Amalgamated Subco;

(h) the number of directors of Amalgamated Subco shall be such number not less than one and not more than ten as the board of directors may from time to time determine;

(i) the directors of Amalgamated Subco may appoint one or more directors who shall hold office for a term expiring not later than the close of the next annual meeting of Amalgamated Subco, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of Amalgamated Subco; and

(j) the number of the first directors of Amalgamated Subco shall be one and the first director of Amalgamated Subco shall be Michael J. Smith, President and Chief Executive Officer of MFC, who shall hold office until the first annual meeting of Amalgamated Subco or until his successor is elected or appointed.

3.4 Distribution of Blue Earth

At the time of the Blue Earth Distribution:

(a) the Memorandum of Association and Articles of Association of Blue Earth shall be, respectively, the Memorandum of Association and Articles of Association of Blue Earth immediately following completion of the Pre-Arrangement Transactions as defined in the Arrangement Agreement, until repealed, amended, altered or added to;

(b) the board of directors of Blue Earth shall be constituted by the persons serving as the directors of MFC, at the time of the Blue Earth Distribution, until their successors are appointed or elected in accordance with applicable law;

(c) the officers of Blue Earth shall be Michael J. Smith as President and Secretary, until their successors are duly appointed or elected in accordance with applicable law; and

(d) there shall be no restrictions on the transfer of the shares of Blue Earth.

3.5 Fractional Shares

Notwithstanding anything herein contained, no fractional Blue Earth Common Shares will be issued in connection with this Plan of Arrangement. An MFC Common Shareholder otherwise entitled to receive a fraction of a Blue Earth Common Share equal to or greater than half a share will instead be entitled to receive one whole Blue Earth Common Share and a MFC Common Shareholder otherwise entitled to receive a fraction of a Blue Earth Common Share equal to less than half a share will forfeit such entitlement.

3.6 Acquisition of Common Shares of Dissenting Holders

Each MFC Common Shareholder who sends to MFC a written objection to the resolution to approve the Arrangement at or prior to the Special Meeting in accordance with section 195 of the Act, as modified by the Interim Order or the Final Order, shall be, and shall be deemed to be, transferred to MFC for cancellation and cancelled contemporaneously with the Effective Date and such holders shall thereupon have no rights or entitlements with respect to those MFC Common Shares except as provided in Section 4.

SECTION 4
RIGHTS OF DISSENT

4.1 Rights of Dissent

MFC Common Shareholders may exercise rights of dissent ("Dissent Rights") in respect of the Arrangement pursuant to the Interim Order and in the manner set forth in section 193 of the Act and this Section 4.1. MFC Shareholders who duly exercise Dissent Rights with respect to their MFC Shares ("Dissenting Shares") and who:

(a) are ultimately entitled to be paid fair value for their Dissenting Shares shall be deemed to have transferred their Dissenting Shares to MFC for cancellation immediately before the effective time of the Arrangement on the Effective Date; or

(b) for any reason are ultimately not entitled to be paid fair value for their Dissenting Shares or withdraw their dissent in accordance with section 193 of the Act shall be deemed to have participated in the Arrangement as of and from the Effective Date on the same basis as any non-dissenting holder of MFC Common Shares.

But in no case shall MFC be required to recognize such holders as holders of MFC Common Shares on or after the Effective Date, and the names of such holders of MFC Common Shares shall be deleted from MFC's register of holders of such shares on the Effective Date.

SECTION 5
CERTIFICATES

5.1 Rights to Share Certificates

As soon as practicable following the Effective Date, MFC will cause the Transfer Agent to forward or cause to be forwarded by first class mail to each holder of MFC Common Shares the certificates representing such holder's entitlement to Blue Earth Common Shares pursuant to the Blue Earth Distribution.

5.2 Payment Registration

Unless otherwise directed by the Letter of Transmittal, each of the certificates representing the Blue Earth Common Shares referred to in Section 5.1 will be issued in the name of the registered holder of the Blue Earth Common Shares acquired.

5.3 Illegality of Delivery of Shares

Notwithstanding the foregoing, if it appears to MFC that it would be contrary to applicable law to issue Blue Earth Common Shares pursuant to the Arrangement to a person who is not a resident of Canada, the Blue Earth Common Shares that otherwise would be issued to that person will be issued and delivered to the Transfer Agent for sale by the Transfer Agent on behalf of that person. The Blue Earth Common Shares so delivered to the Transfer Agent will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Transfer Agent determines in its sole discretion. The Transfer Agent shall not be obligated to seek or obtain a minimum price for any of the Blue Earth Common Shares sold by it. Each such person will receive a pro rata share of the cash proceeds from the sale of the Blue Earth Common Shares sold by the Transfer Agent (less commissions, other reasonable expenses incurred in connection with the sale of the Blue Earth Common Shares and any amount withheld in respect of Canadian taxes) in lieu of the Blue Earth Common Shares themselves. The net proceeds will be remitted in the same manner as other payments pursuant to this Section 5. None of MFC, Blue Earth, the Transfer Agent or any party to the Arrangement Agreement will be liable for any loss arising out of any such sales.

SECTION 6
STATED CAPITAL

6.1 Stated Capital of Amalgamated Subco Common Shares

The amount to be added to the stated capital account for the Amalgamated Subco Common Shares issued on the Amalgamation shall be equal to the amount of the stated capital account for the MFC Subco, New Sutton and Blue Earth Common Shares as they existed immediately prior to the Amalgamation attributable to the MFC Subco, New Sutton and Blue Earth Common Shares that are converted into Amalgamated Subco Common Shares.

6.2 Reduction of Stated Capital of MFC

Pursuant to the Arrangement, the stated capital account maintained for the MFC Common Shares will be reduced by $85,076,241 immediately following the Amalgamation and such amount shall be applied to the Blue Earth Distribution.

APPENDIX C

VALUATION AND FAIRNESS OPINION

Stephen W. Semeniuk, CFA

Capital Research & Consulting

Blue Earth Refineries Inc.

Fairness Opinion on the Arrangement Proposal

of MFC Bancorp Ltd. to Reorganize its Non-Core,

Superfluous Cobalt Interests into a Single Entity

and Reduction of Capital Transaction

Prepared for: MFC Bancorp Ltd.
Floor 21, Milenium Tower
Handelskai 94-96, A-1200
Vienna, Austria

Prepared by: Stephen W. Semeniuk, CFA

Submitted: June 30, 2004

3845 Southridge Avenue, West Vancouver, B.C. V7V 3H9 Phone 604.926.6481 Fax 604.926.6480

Summary and Conclusions

This report contains the valuation and fairness opinion on the proposed plan of arrangement ('Arrangement') and capital reduction transaction by which MFC Bancorp Ltd. ('MFC') proposes to reorganize, consolidate and distribute to its shareholders its various non-core superfluous cobalt interests to be held through Blue Earth Refineries Inc. ('Blue Earth Refineries'), a corporate entity created for this purpose. Current MFC shareholders will receive Blue Earth Refineries shares in the same amounts as their holdings of MFC shares. Thus, under the Arrangement each MFC shareholder will receive 1.0 Blue Earth Refineries share on the basis of each 1.0 MFC share held. No fractional shares will be issued under the Arrangement.

The Arrangement will constitute a reduction of MFC's capital in the amount of approximately $85 million. The impact on MFC's shareholders, in terms of their proportional ownership positions in MFC's various cobalt interests, will be offset through their direct, proportional share ownership positions in a separate cobalt focused entity that will hold the identical cobalt interests as held by MFC. There will be no change in the proportional ownership by MFC shareholders in such assets on a before and after Arrangement basis. The initial shareholders equity of Blue Earth Refineries will be approximately $85 million, which equates to the amount of the reduction of capital by MFC.

Since acquiring its cobalt interests at a time when cobalt prices were lower, MFC now intends to distribute these assets to its shareholders in the form of shares of Blue Earth Refineries. The transaction will be essentially tax neutral to MFC. The tax implications on MFC shareholders will depend on their particular circumstances, residential domiciles and jurisdictions. The Arrangement will allow MFC shareholders to directly participate in the ownership of MFC's cobalt interests. One reason for the distribution is that MFC considers that the value of its cobalt interests may not be fully valued in the price of its shares. Secondly, due to the relative importance of MFC's commitment of its resources to its merchant banking activities and the significance of MFC's cobalt interests, MFC shareholders will more easily manage the non-systematic risk associated with MFC's cobalt interests by directly holding Blue Earth Refineries shares in their own appropriately diversified share portfolios.

Based on the Arrangement information and details provided to, and observations analyses and prior valuations of MFC's cobalt interests completed by the writer, it is the writer's considered opinion that the proposed Arrangement, by which MFC proposes to reorganize, consolidate and distribute to its shareholders its various cobalt interests to be held through Blue Earth Refineries, is fair, from a financial point of view, to all shareholders of MFC. As proposed, current MFC shareholders will receive Blue Earth Refineries shares in identical numbers as their holdings of MFC shares. Under the Arrangement each MFC shareholder will receive 1.0 Blue Earth Refineries share on the basis of each 1.0 MFC share held.

June 30, 2004

Board of Directors
MFC Bancorp Ltd.
Floor 21, Milenium Tower
Handelskai 94-96, A -1200
Vienna, Austria

Sirs:

This Valuation and Fairness Opinion is submitted on the plan of arrangement ('Arrangement') by which MFC Bancorp Ltd. ('MFC') proposes to reorganize, consolidate and distribute to its shareholders its various non-core, superfluous cobalt interests to be held through Blue Earth Refineries Inc. ('Blue Earth Refineries'), a corporate entity created for this purpose. Current MFC shareholders will receive Blue Earth Refineries shares in the same numbers as their holdings of MFC shares. Thus, under the Arrangement each MFC shareholder will receive 1.0 Blue Earth Refineries share on the basis of each 1.0 MFC share held. No fractional MFC shares will be issued under the Arrangement.

The Arrangement will constitute a reduction of MFC's capital. The impact on MFC's shareholders, in terms of their proportional ownership positions in MFC's various cobalt interests, will be offset through their direct unchanged proportional ownership positions of shares in a separate cobalt focused entity holding the same assets. The transaction is tax neutral to MFC. The tax implications on MFC shareholders will depend on their particular circumstances, residential domiciles and jurisdictions.

Currently, MFC owns directly and indirectly through wholly owned and partially owned subsidiaries a total of:

  75% of the shares of Kasese Cobalt Company Ltd. ('Kasese') in Uganda,
  Kasese debt with a face value of US$140 million,
  49.2% of the shares of 36569 Yukon Inc. ('Yukon'), and
  a Yukon income debenture in the face amount of approximately Euro 4.2 million and other receivables of approximately $1.7 million.

The current fair market value of the debt is approximately US$69 million to US$78 million, which coincides with the fair value of Kasese as established by the writer. Unless otherwise stated, all dollar amounts are denominated in Canadian currency.

On completion of the Arrangement, MFC shareholders will hold the same proportional interests in MFC's cobalt interests as they did prior to the Arrangement. However, prior to the Arrangement, MFC shareholders held the company's cobalt interests indirectly through their holding of MFC shares. But, on a post Arrangement basis, MFC shareholders will hold the same cobalt interests directly through their ownership of Blue Earth Refineries shares. From a qualitative perspective, the segregation of MFC's cobalt interests into a separate company may be value enhancing, if these assets were being overshadowed by MFC's other holdings and activities.

MFC has commissioned the valuation of its cobalt interests and fairness opinion of the Arrangement, which the writer has prepared in accordance with the Securities Acts of British Columbia, Alberta and Quebec. The writer prepared the valuations of MFC's cobalt interests using techniques that were considered appropriate in the circumstances, together with relevant assumptions, and arrived at an opinion as to the fairness of the terms of the proposed Arrangement. A summary of such valuations and the fairness opinion will be included in the Information Circular to be sent to MFC's shareholders for approval of the proposed transaction.

The terms 'Kasese Cobalt Project', 'Kasese Project' and 'KCCL' are used interchangeably throughout this report to describe the Kasese cobalt refinery and Mubuku hydro power station and/or the Kasese Cobalt Company Ltd. Except where noted, U.S. funds are used in referring to the Kasese Project.

Description of Arrangement

MFC's cobalt interests are currently held through two separate subsidiaries. A new subsidiary, Blue Earth Refineries, has been created pursuant to the Arrangement. Through a series of transactions MFC will then distribute the Blue Earth Refineries shares to MFC shareholders by way of a reduction of capital transaction in the amount of $85,076,241. Each MFC shareholder will receive 1.0 share of Blue Earth Refineries for each 1.0 MFC share held. No significant debt will be owed by Blue Earth Refineries on completion of the Arrangement.

As explained in this report, the writer arrived at a range of value for these assets of approximately $76 million to $89 million. However, range of value is dependent on the US dollar to Canadian dollar exchange rate as well as other assumptions.

Reasons for the Arrangement

MFC is an international merchant banking company that seeks out opportunities to acquire direct or indirect interests in businesses as part of providing its clients corporate finance advisory services for corporate finance transactions and capital raising. Since acquiring its cobalt interests at a time when cobalt prices were lower, MFC is now distributing these non-core, superfluous assets to its shareholders thereby allowing them to directly participate in the ownership of these assets. One reason for the distribution is that MFC considers that the value of its cobalt interests may not be fully valued in the price of its shares. Secondly, due to the relative importance and focus of MFC's commitment of its resources to its merchant banking activities and the secondary nature of its cobalt activities, MFC shareholders will be better able to manage the non-systematic portfolio risk inherent in the cobalt interests.

With current annual consumption barely over 41,000 tonnes, the cobalt metal market is relatively thin when compared to the supply and demand of most other industrial metal commodities. The lack of market depth leads to price volatility. For example, since August 2002 when MFC acquired its position in the Kasese Cobalt Project in Uganda, the price of gold has risen from about US$310 an ounce to the June 1, 2004 level of US$396 an ounce, an increase of 28%. In the same period of time, the spot price of high grade copper has risen from about US$0.68 a pound to US$1.29, which represents a rise of 90%. However, in the same period the spot price of cobalt has increased from about US$7.00 a pound to its current level of about US$26.00, an increase of 271%.

Due to its high meting point and strength that it imparts when alloyed with other metals, cobalt alloys are used in turbine blades for jet engines, compressors and in tooling. The reduction in air travel after September 11, 2001 and the corresponding plummet in new aircraft demand, contributed to the drop in the average cobalt price for 2002 to well below US$10.00 a pound. In comparison, according to the Cobalt Development Institute ('CDI'), the average price for cobalt in 2000 was US$15.00 a pound.

The price volatility of cobalt and the potential impact on the underlying value of MFC's cobalt interests represents a concern to MFC. MFC cannot respond quickly to eliminate the non-systematic risk associated with this portion of the company's portfolio holdings. The reasons for the exposure are the size of the cobalt interests and length of time required to identify suitable offsetting investment alternatives. Additionally, the market does not reward companies and investors for assuming non-systematic risk as this type of risk in a portfolio setting can be eliminated through adequate diversification.

Individual shareholders, who will also hold MFC's cobalt interests through Blue Earth Refineries shares, will be able to diversify away non-systematic risk associated with MFC's cobalt interests more easily by holding Blue Earth Refineries shares in well diversified share portfolios. Although Blue Earth Refineries in all respects will operate as a separate corporate entity, at this time the company does not intend to apply for an exchange listing for its shares.

If the Arrangement is approved, the estimated carrying value of the cobalt assets to be distributed to MFC shareholders will amount to approximately $85 million. This figure is provided for information purposes. In actual fact, the market valuation of MFC's cobalt interests within a separate entity may vary widely from their carrying value by MFC due to market conditions and other factors.

Description of MFC

MFC is an international merchant banking company that seeks out opportunities to acquire direct or indirect interests in businesses as part of providing them corporate finance advisory services for corporate finance transactions and capital raising. The company is quoted on the National Market System under the symbol 'MXBIF'. MFC provides specialized banking and corporate finance restructuring services internationally, as well as advising clients on corporate strategy, structure, mergers and acquisitions and raising capital. The company specializes in advising and structuring business enterprises involved in unstructured and novel situations where a strong financial partner is needed and traditional solutions are not workable.

MFC seeks to participate in businesses or assets whose intrinsic value is not properly reflected in the target share price, market acceptance or liquidation value. MFC's proprietary financing transactions are generally not passive, and the company seeks opportunities where its financial expertise and management can either add or unlock value. The company also generates fee income by acting as an arranger and/or provider of bridge or interim financing to business enterprises pending reorganization. MFC reported 2003 full year revenues of US$316.9 million and net income of US$38.0 million. MFC's book value at December 31, 2003 amounted to US$169.0 million.

Description of Kasese Cobalt Company

The Kasese Cobalt Project is located in southwest Uganda and recovers the cobalt contained in tailings from a former producing copper mine. The metal refining operations at Kasese involve the bioleaching of a cobalt/pyrite concentrate, solvent extraction of the dissolved cobalt and recovery through electro-winning. The project includes the Mubuku hydro electric power station that currently has an effective deliverable capacity of about 8.6 megawatts. While the cobalt refinery was on care and maintenance status, electricity generated at Mubuku was sold to the state-owned grid of the Ugandan Electrical Transmission Company Limited ('UETCL').

The Kasese cobalt refinery and power generating station are owned by Kasese Cobalt Company Ltd. ('KCCL'). KCCL is currently 75% controlled by MFC. The Government of Uganda holds the remaining 25% interest through Kilembe Mines Ltd., which owned the cobalt/pyrite concentrate. The Kasese cobalt refinery is located on the west shore of Lake George, approximately 420 kilometres west of Kampala. The former mining town of Kilembe is 15 kilometres west of Kasese.

The Kasese Project grew out of a feasibility study on the reopening of the Kilembe mine that had operated from 1956 to 1978. While it was not economic to restart mining operations, an alternative was to produce cobalt from a high grade cobalt/pyrite concentrate using bio-leaching technology. The concentrate, stockpiled near Kasese, the shipping point of the Kilembe mine, graded 1.38% cobalt.

The original cost estimate for the bio-leaching, SX/EW processing plant and facilities arrived at a capital cost of US$110 million for the Kasese complex. The capital estimate provided for a captive hydro-power plant on the nearby Mubuku River, because Uganda is deficient in electrical generating capacity. Demands for electricity on the Ugandan power grid were, and still are, in excess of generating capacity. The Mubuku hydro-power plant is approximately 22 kilometres from the cobalt refinery. Electricity generation is achieved without a dam due to a bend in the river and the rapid decent of the Mubuku River.

When operating, the power requirements of the Kasese refinery range between five and seven megawatts. Excess power, when available, can be sold into the UETCL power grid for local use. At times of low water volumes or plant breakdowns any shortfall from the power grid can been supplemented by four onsite diesel powered generators capable of supplying four megawatts of power.

Financing of US$110 million for the Kasese project was provided by five international institutions in the amount of about US$66 million in debt. New equity financing by the owners provided US$44 million. Construction commenced in November of 1997, but the commissioning process took longer than expected. Although five tons of cobalt was produced in June of 1999, the initial commissioning period extended from July to October of 1999 and identified some limitations in both the processing and power plants.

The second phase of commissioning lasted from November 1999 to June 2000. By the end of May of 2000, a configuration of three primary and one secondary bioleach tanks was in continuous operation. The third phase of commissioning ended in September 2000 when President Yoweri Museveni officially opened the Kasese plant. In the fiscal year to June 30, 2001, cobalt production increased on a quarter to quarter basis and reached a total of 575 tonnes for the year, versus a design level of 1,000 tonnes. A total of 670 tonnes of cobalt was produced in fiscal 2002. Plant throughput was lower than expected in the bio-leach area and metal recovery also proved to be below expectations. However, in the quarter to September 30, 2001, the Kasese plant was reaching a cash break-even point, even as cobalt prices were declining.

The problems encountered in the commissioning of the Kasese operations combined with other operational issues and the precipitous drop in cobalt prices resulted in project capital costs reaching US$169 million. This represented a cost overrun of approximately 54%. The original design parameters of the project included a cobalt price assumption of US$15 a pound, estimated cash operating cost of US$4 a pound and annual production rate of 1,000 tonnes of cobalt. However, as the Kasese plant was not able to attain the designed output level, actual costs incurred were higher.

Kasese's cash operating costs in fiscal 2001 amounted to US$11.01 a pound of cobalt produced. Cash unit costs for fiscal 2002 were US$10.06 a pound although in the last quarter to June 30, 2002 average cash costs declined to US$9.20 a pound. The average cash cost achieved in April of 2002 was actually US$7.70 a pound. The Kasese operations were placed on a care and maintenance status in September of 2002, but electricity from the Mubuku power plant continued to be sold into what is now the UETCL power grid.

According to KCCL's Annual Report of Operations dated August 13, 2002, the highest price realised by Kasese for cobalt was about US$9.20 a pound in August 2001 and a low price of approximately US$6.45 was realised in November and December of 2001. Cobalt prices recovered to the US$7.60 to US$7.50 range in May and June of 2002 but trended lower in the fourth quarter. By the end of 2002, cobalt prices had entered in a new upward trend. The first and last spot prices for cobalt in calendar year 2003 as published by Australia's WMC Limited, were US$7.15 a pound and US$22.50 a pound, respectively. As of early June 2004, the spot price was about US$26.00 a pound but producers commit production at lower prices to assume uninterrupted operations.

Cobalt production at Kasese resumed in January 2004 after KCCL had committed one half of its annual production to a buyer at US$17.20 a pound. Cobalt output is budgeted at 60 tonnes a month or 720 tonnes annually (i.e. 1,587,000 pounds). Kasese has shipped its first 100 tonnes of cobalt. The build-up in production is gradual due to the required increase in bacteria in the leach tanks. Actual operating cost data during this period was not available at the time of writing.

MFC acquired its interests in the Kasese Cobalt Project from Newmont Australia Limited ('Newmont') in August of 2002. Newmont inherited its position in the Kasese Project in February 2002 through its acquisition of Normandy Mining Limited ('Normandy'), a significant Australian gold producer. Normandy was the parent company of Banff Resources Ltd., a company formerly listed on the Toronto Stock Exchange that was financed in Canada.

MFC, through a wholly-owned subsidiary completed the acquisition of the Kasese debt, which has a face value of approximately US$140 million in December 2002. The total consideration paid by MFC was US$17 million.

Description of 36569 Yukon Inc.

36569 Yukon Inc. ('Yukon') was incorporated in 2003 to hold the interests of the debenture holders of Canmine Resources Corporation ('Canmine') pursuant to a reorganization of the company's finances completed in August of 2003. This position was acquired as a result of MFC having been a debenture holder in Camine and facilitating the restructuring and refinancing of that company. Canmine had owned mining assets and a cobalt refinery in Northern Ontario and the company had sought protection under the CCAA when it had failed to make required interest and sinking fund payments in June of 2002. Debtor in Possession ('DIP') financing was provided to allow the company to attempt an orderly reorganization. Canmine was placed in court appointed Interim Receivership on February 26, 2003.

Although MFC holds a 49.2% equity interest in Yukon, the economic value in that company is represented by an income debenture in the amount of 9,547,000 Euros. MFC's interest in the income debenture amounts to 4,242,000 Euros, which represents a 44.4% interest in the economic value of Yukon.

The cobalt refinery, now the only asset owned by Yukon, is a modern hydrometallurgical cobalt extraction facility employing environmentally compatible and commercially proven technologies. Unlike MFC's Kasese Project, which produces cobalt metal through an electrowinning process, the Yukon refinery produces cobalt compounds that are generally priced at a premium to cobalt metal. The six major operating stages at the Yukon refinery consist of:

  Pressure leaching

  Solution purification

  Solvent extraction

  Manganese removal

  Cobalt carbonate precipitation

  Nickel carbonate precipitation

Yukon's cobalt refinery is located in Lorrain Township, 450 kilometres north of Toronto. It is adjacent to Highway #567 and is approximately 3 kilometres north and east of North Cobalt, Ontario. The refinery was originally built in 1995 by another company at an estimated cost of $30 million. The refinery was to process ore from local mines and operated intermittently until 1999, although never at capacity. The refinery was in operating condition when Canmine purchased the refinery in 1999 from the mortgage holders for $6.1 million. Canmine invested approximately $1 million in pre-start planning, engineering and process testing and spent an added $5.3 million in modifications to allow for production of value added cobalt chemicals from a variety of feedstock materials.

The modifications to the Yukon refinery were completed on time and on budget in early 2002. This work was conducted under the guidance of AMEC, formerly Agra Simons Ltd., and a major engineering firm. Control over refinery operations was turned over to Canmine's management in April 2002.

By mid July of 2002, the refinery's systems and tanks were fully charged with feed and production commenced. The process loading required 52 days. The refinery produced approximately 1,845 pounds of cobalt carbonate and 2,215 pounds of nickel carbonate prior to management's decision to place the facility on a care and maintenance status when the company filed for protection under the Companies Creditors Arrangement Act ('CCAA'). After being in operation for only three months, including the loading procedures, it was found that the refinery processes were free of any major problems.

Canmine's planned output during the first full year of operation was 300 tonnes of cobalt contained in the value-added chemical form of cobalt carbonate. At this level of output, it was anticipated that the refinery would also produce about 100 tonnes of nickel, 70 tonnes of copper and up to 75,000 ounces of silver contained in purchased concentrate. The company's expansion plans envisioned phase two and phase three capacity increments to 1,000 tonnes and 2,000 tonnes, respectively, contained in value added compounds. Other by-products that could be recovered in the refinery include nickel, copper, silver, gold or platinum elements in residual or concentrate form.

Although the capacity of the North Cobalt refinery is 300 tonnes, it is based on the characteristics of the low grade tailings that Canmine had purchased in 2000 from Agnico-Eagle Mines Limited ('A-E') as a partial feedstock to blend with higher grade material. A-E had operated a local silver refinery that had been closed for a number of years. The acquired concentrate graded less than 3% cobalt and also contained approximately 12% arsenic, a characteristic that complicated the refining process.

MFC's recent review of equipment on hand in the Yukon refinery has indicated that a glass lined autoclave, which was not included in the present configuration of the refinery, can be integrated into the current flow plan at little cost. This debottlenecking combined with the use of a high grade feedstock containing closer to 10% cobalt will increase the effective capacity of the refinery to at least 600 tonnes at virtually negligible capital cost. A preliminary review of the facility has concluded that capacity can be increased to 1,000 tonnes with the replacement of a dryer with a larger unit and the addition of another autoclave. The estimated cost of these additions would be under $1.0 million.

Currently, MFC has been pursuing alternatives to place the Yukon refinery back into production. A mine tailings sample from a potential tolling client has been sent to the company's engineering consultants for testing, analyses and study to establish the characteristics of the refined product and order of magnitude operating costs.

Assignment

The writer was engaged by the Board of Directors of MFC to provide an opinion as to the fairness of MFC's proposal to reorganize, consolidate and distribute to its shareholders its various cobalt interests through shares of Blue Earth Refineries, a new corporate entity created for this purpose. Current MFC shareholders will receive 1.0 Blue Earth Refineries share for each 1.0 MFC share they currently hold. No fractional MFC shares will be issued under the Arrangement.

MFC has agreed to pay the writer a fee consistent with accepted industry practices for services of this nature. No portion of the compensation payable to the writer pursuant to this engagement is contingent on the approval or implementation of the proposed Arrangement.

Definition of Value and Fairness

Normally, the definition of value that should apply for the purposes of a valuation report or fairness opinion is 'Fair Market Value'. By definition, this concept of value is the highest price obtainable, expressed in terms of money, in an open and unrestricted market between knowledgeable, prudent and willing parties, dealing at arm's length, who are fully informed and not under compulsion to transact business.

The issue of fairness is usually based on the values that can be attributed to the ownership rights of shareholders. On a post-Arrangement basis, the pro rata tangible and intangible values attributed to shareholders interests should be equal to or exceed the prior amount of such considerations.

Credentials of Valuator

The writer is a CFA® charter holder who has been granted a Master of Business Administration degree in finance from Michigan State University. He is experienced in the valuation of listed and unlisted companies and their assets, having held Director of Research and Vice President, Research positions with several Canadian based investment dealers. The writer is a past director of the Canadian Council of Financial Analysts and since 1991 has been providing financial research and consulting services to members of the legal profession, investment dealers and industry.

In this present capacity and previously, while in the employ of others, the writer has prepared a variety of valuations and fairness opinions on resources properties, other assets and businesses. Certain of such assignments were prescribed under various provincial securities regimes or required to meet particular stock exchange listing requirements and in some cases to fulfill requirements of national tax codes. These assignments have been undertaken for various clients in the resources sectors as well as in other industrial and technology areas.

Independence of Valuator

The writer has no past, present or intended interest in the shares and properties of MFC and its affiliates. The writer is not an insider, associate or affiliate of MFC. The writer has not acted as an advisor to MFC in connection with the Arrangement or any other transactions except that in November 2002, the writer completed a valuation of the Kasese Project based on its value as a real option on the price of cobalt. Additionally, as discussed in this report, the writer has also completed a second valuation of the Kasese Project completed on March 12, 2004. The effective date of that valuation was December 31, 2003 and it was based on a discounted cash flow model. At December 31, 2003, MFC had commenced preparations to resume cobalt production at the Kasese Project.

The writer also completed a valuation of the Yukon Cobalt Refinery on April 16, 2004. The effective date of the Yukon refinery valuation was August 31, 2003, which is MFC's deemed acquisition date. The basis of the Yukon valuation was its apparent real option value as that facility is not yet in production.

There are no understandings, commitments or agreements between the writer and MFC or its subsidiary companies and affiliates with respect to future business dealings. The writer may in the future - in the course of conducting financial advisory services to a broad spectrum of corporate clients - perform financial and research services for companies referred to in the preparation of this report.

Scope of the Review

In performing this assignment, the writer relied on information provided by the management of MFC, the past management reports of the KCCL and publicly available information on Canmine and the various supply and demand factors relating to the cobalt market. The writer also had access to the information provided to prospective purchasers of Canmine. All information requested from MFC, its affiliates and its consultants was provided and no suggestions were requested of or offered by the companies as to the writer's approach or methodology he used in preparing this opinion.

Specifically, the writer reviewed the regulatory filings of MFC, Canmine and the companies' relevant news releases available on Canada Stockwatch as well as on SEDAR and other data base sources available to the writer. The writer also held discussions with MFC's management and the company's legal advisors as well as other consultants engaged by the company.

Documents and sources of information not mentioned above include:

  MFC, selected annual reports and quarterly filings and press releases of the company available on the company's website and Yahoo Finance
  Kasese Cobalt Project, valuations completed by the writer, dated November 12, 2002 and updated completed March 12, 2004
  Yukon Cobalt Refinery, valuation completed by the writer, dated April 16, 2004
  The Arrangement Agreement among MFC, Sutton Park International Ltd., Blue Earth Refineries, New Sutton Canco, New Nature Canco and 4025750 Canada Inc.
  Canmine information package prepared by Pricewaterhouse Coopers, dated April 30, 2003

  Discussions on the current state of the cobalt market available from various hardcopy and online sources such as Cobalt News, published by the Cobalt Development Institute ('CDI'), cobalt commodity reports compiled by the US Geological Survey; SFP Cobalt Press Review, Ryan's Notes, WMC Cobalt Marketing News, Mining Journal, Engineering & Mining Journal and other industry and government sources of commodity information

  Canmine, regulatory filings of the company available on SEDAR

  Canmine company profile prepared by Minvest Inc., dated October 2001

  Formation Capital Corporation, selected financial statements and company information pertaining to the company's cobalt project and metals refinery in Idaho.

Considerations as to Fairness

In assessing the fairness of the Arrangement to MFC's shareholders, the writer has analyzed, reviewed and considered numerous factors. Among these were the following:

  The prior valuation of the assets of KCCL and Yukon completed by the writer

  The proportional ownership interest of MFC's shareholders in the company's cobalt interests prior to and after completion of the proposed Arrangement

  The past volatility in the spot price of cobalt

  The difficulty of managing the non-systematic portfolio risk inherent in its cobalt interests relative to the current total value of MFC's investment portfolio

  Average cobalt prices subsequent to the construction of the Kasese Cobalt Project

  The amount of by-product cobalt that planned new major copper mines will add to the amounts of by-product cobalt already being made available by new nickel projects

  The attendant impact of increased by-product on its price volatility

  The at-arms-length transaction price of the Big Creek metals refinery acquired by Formation Capital Corp. ('Formation Capital'), which will be configured to process cobalt concentrate from that company's proposed cobalt mine in Idaho

  The market capitalization of Formation Capital, the implied market value of the company's cobalt resources and residual value attributable to the Big Creek metals refinery thereby providing a market comparable value for MFC's Yukon refinery.

Cobalt Price Trends

The timing of the Arrangement is the result of the significant recovery in the price of cobalt. Since MFC acquired its initial ownership interest in the Kasese Cobalt Project in August 2002, the spot price of cobalt has increased from US$7.00 a pound to reach the early June level of US$26.00 a pound, an increase of 271%. Due to the cyclicality in the price of cobalt, MFC has endeavored to realize the option value of its cobalt interests by restarting cobalt production at the Kasese project in Uganda and is currently negotiating to do likewise with the Yukon refinery. As MFC is a merchant bank and due to the fact that its cobalt interests do not represent a core merchant banking activity, MFC has proposed the Arrangement to enable its shareholders to directly participate in the ownership of these assets at a time when cobalt prices are in a strong recovery phase.

The volatility in cobalt spot prices is, in part, due to the fact that a significant amount of cobalt supply is the result of co-production with other metals. Such producers can sell at any price to increase operating cash flow as the bulk of production costs are borne by other products. A price chart showing cobalt prices can be found in the April edition of the Cobalt Review that can be accessed on the Website of the CDI (www.thecdi/cobalt/_news_apr2004.pdf). By viewing the chart it can be seen that on a year-to-year basis, the upward stages in the last three cobalt price cycles lasted an average of 3.7 years and the corresponding price increases were in the order of 150%. The first cycle represents the period from 1983 when the annual low average price of cobalt of $5.76 a pound rose to reach an average high annual price of $11.43 a pound in 1985. The cycle that subsequently started in 1987, from an annual average low price of $6.56 a pound, lasted five years to 1992 when cobalt reached an average high annual price of $22.93 a pound. From the subsequent low of an average price of $13.79 a pound for 1993, the next upward cycle lasted four years until an average high spot price of $29.21 a pound was recorded in 1995.

The current downward phase in the latest price cycle started with the 1995 high average price of $29.21 a pound and subsequently declined to lows of just over $6.00 a pound at several points in 2002, although the average price for 2002 was $6.90 a pound. Thus, the downward phase of the cobalt price cycle that ended in 2002 had lasted seven years. This downward stretch represents the combined duration of the previous downward phases of the last three cobalt price cycles. The 1979 to 1983 downturn lasted four years, the 1985 to 1987 period was two years and the decline from 1992 to 1993 lasted one year before prices rose.

Interestingly, the downward leg of the cobalt cycle that just ended coincided with much of the post March 1993 period when the U.S. Government authorized sales of materials from the Defence Department Strategic Stockpile. Annual cobalt sales from that source since 1993 have averaged 1,836 tons. The U.S. cobalt stockpile will be depleted in 2005 and total sales since 1993 will have amounted to a total of approximately 24,200 tons. Cobalt demand throughout this period was sufficiently robust to absorb not only the increase in by-product cobalt production by new nickel projects but also the sales by U.S. Government. In addition, cobalt prices stayed high enough in mid decade to encourage new primary cobalt-based producers such as Kasese.

Downward pressures on cobalt spot prices, which averaged US$6.90 a pound in 2002, were exacerbated by the terrorists' attacks of September 11, 2001. Air travel plummeted followed by the demand for new aircraft. The consumption of cobalt also declined as cobalt is used in the production of jet engines. The cobalt market remained bearish as 2003 started but production difficulties encountered by a number of producers in the last quarter of 2003 and the perception of supply deficits caused cobalt prices in the last quarter of 2003 to rise from US$10.00 a pound to about US$22.00 a pound. The rise in cobalt spot prices continued into 2004 with prices increasing to the US$29.00 a pound level before settling back to the early June level of about US$26.00 a pound.

Cobalt Market

The cobalt market is quite thin with 2002 availability estimated at 41,000 tonnes. Figures for 2003 have not yet been published, but gains in excess of 5% have been indicated. The cobalt price gains, even as availability is increasing, is attributable to increased demand from China.

The fact that virtually all cobalt produced is a by-product of either current or past mining operations, chiefly nickel or copper, has significant price implications that may be relevant in explaining the slow downtrend in the cobalt price over the latter half of the past decade. By-product cobalt produced in current nickel mining operations represents virtually no cost to the nickel producer. No matter how low the price of cobalt falls, the nickel miner will continue to sell cobalt as it adds to the cash flow and profitability of the nickel project. In contrast, cobalt production based on past mining, such as tailings or the recycling cobalt containing metals and compounds does have a real cost to the cobalt producer. Thus, when the price of cobalt falls below the cash cost of production, the cobalt producer or recycler has to withdraw from production, as did KCCL in 2002.

An article in CDI's Cobalt News suggests that by-product cobalt accounts for about 58% of world cobalt supply. This means that as the price of cobalt falls, as it did post September 11th, a significant amount of cobalt-based production, such as Kasese, was withdrawn from the market as prices fell below cash production costs. But, as lower demand could not be met solely with by-product cobalt, prices commenced a steady comeback fuelled in late 2003 with fears of a strike at Falconbridge, which alone accounts for 10% of world cobalt supply.

In addition, the post September 11, 2001 period represented an anomalous shock to cobalt demand due to the sudden decline in air travel and the attendant drop in aircraft demand. Now cobalt prices are in a recovery. It is obvious that over the shorter term, cobalt demand can only come into balance with prices staying high enough to justify new recycling and tailings based projects - such as the Kasese and Yukon refineries. Over the balance of the decade up to two thirds or more of new cobalt supply will be attributable to the by-product of new nickel and copper mines. The significance of this is that the growing proportion of by-product cobalt may tend to drive cobalt prices lower for longer periods than might have occurred in the past. This fact was reflected in the writer's valuation of the Kasese Project.

Valuation of Kasese Cobalt Project

The writer submitted a valuation of the Kasese project to MFC on March 12, 2004 with an effective date of December 31, 2003. This valuation represents an update of the writer's valuation of the Kasese project that was completed on November 12, 2002 and in which the project was valued as a real option on the price of cobalt. In November of 2002, the Kasese Project was on care and maintenance and the price of cobalt, at about US$7.00 a pound, was below the cash cost of production. In contrast by the end of 2003, the price of cobalt had had staged a remarkable recovery to over US$20.00 a pound and preparations were underway to restart cobalt production. The key to resuming production at Kasese was the fact that MFC was able to find a buyer prepared to take one half of the first year's cobalt production at a price of US$17.20 a pound.

The writer arrived at a range of fair value for the Kasese cobalt refinery and Mubuku hydro power station of US$50.5 million to US$57.1 million. Of this a total amount, US$38.9 million pertained to the cobalt refinery and a range of US$11.6 million to US$18.2 million represented the 'terminal', 'insurance', or 'market replacement' value of the Mubuku power station at the end of the eight year operating life of the cobalt refinery.

The value of the cobalt refinery was based on a discounted cash flow model. However, when the project's tailings feedstock is depleted in eight years, the project's hydro power station will still have economic value. Rather than being converted to a small utility operation, it was assumed that the highest value of the Mubuku power station would be its sale to a large industrial user looking for a secure supply of electrical power. This assumption is reasonable as Uganda is and will be chronically short of electrical generating capacity into the foreseeable future.

The range of value of US$11.6 million to US$18.2 million for the power station was based on calculations that value the replacement value of electrical generating capacity in Uganda as between US$2 million to US$2.3 million per megawatt of capability. The value factors are based on large scale electrical projects in Uganda that are awaiting decisions to proceed. In addition, the original book value of the Mubuku power station amounted to approximately US$2 million per name plate megawatt. The resulting replacement values were discounted back to present at 5% to reflect the lower risk associated with a utility operation.

No range of value was established for the Kasese cobalt refinery because its value was calculated on an average price of US$13.60 per pound for cobalt over the remaining eight year life of the cobalt refinery. The US$13.60 price represents the average of annual cobalt spot pieces since 1998, the first full year after construction of the Kasese project commenced in November 1997. The price of US$13.60 represents the central value of the entire range of volatility in the price of cobalt since 1998. It was assumed that the uncertainties that applied to past cobalt prices will carry forward into the future, especially with the large production increments of by-product cobalt that will impact on the market for cobalt as new nickel projects and copper mines come into production throughout the balance of this decade.

The discount rate of 10%, used to calculate the present value of KCCL's cobalt refinery, was based on the current low cost of capital. This is supported by the fact that a potential buyer for the Kasese Cobalt Project could well be a major mining company that is already a participant in the production of cobalt. For example, Inco, a major nickel producer, has recently stated that its cost of capital assumption for capital budgeting purposes is in the 9% to 10% range. Use of a higher discount rate to value the Kasese refinery could understate the potential value of this asset to major players in the cobalt market. In addition, large mining companies have the ability to eliminate non-systematic risk, such as country risk, through global diversification.

Valuation of 36569 Yukon Inc.

Yukon owns a cobalt refinery located near North Cobalt, Ontario that is configured to produce cobalt carbonate. The refinery is a modern hydrometallurgical cobalt extraction facility employing environmentally compatible and commercially proven technologies. The refinery was to process concentrate from local mines and operated intermittently until 1999 when it was purchased by Canmine. The new owner invested approximately $1.0 million in pre start planning, engineering and process testing plus $5.3 million in modifications required for the production of value added cobalt chemicals from a variety of feedstock materials.

On the financial demise of Canmine, MFC acquired its interests in the Yukon refinery in August of 2003 from the Interim Receiver at a deemed value of approximately $6.1 million or 4.2 million Euros. The view of the writer is that the acquisition cost does not represent the value of the Yukon refinery from a financial perspective because the asset was purchased out of receivership. The writer views the acquired cost to MFC as an involuntary disposal or forced liquidation value, which is a much different value concept than a going concern value.

MFC's recent review of equipment on hand in the Yukon refinery has indicated that a glass lined autoclave, not included in the present configuration of the refinery, can be integrated into the current flow plan at little cost. This debottlenecking combined with the use of a high grade feedstock containing closer to 10% cobalt will increase the effective capacity of the refinery to at least 600 tonnes at virtually no capital cost.

The capacity of the refinery under previous ownership was 300 equivalent tonnes of cobalt annually based on using high arsenic, lower grade cobalt feedstock purchased for that purpose for combining with other higher grade materials. With equipment items on hand and better feedstock, the capacity is now estimated as 600 tonnes and as high 1,000 tonnes with the replacement of a dryer and other selected debottlenecking steps.

Cobalt is a relatively rare, high value commodity. The annual world wide market for cobalt is rather thin at approximately 41,000 tonnes. As a metal and in its various chemical compound forms, cobalt is traded on a global basis. Similarly, there are some aspects of the values that are inherent in cobalt production facilities that have a commonality across continents and the relatively small number producers (i.e. 20) who account for virtually all cobalt produced.

The writer previously provided MFC with two valuations of the Kasese Cobalt Project in Uganda. In this assignment the real option value of the Kasese cobalt refinery as of November 12, 2002 was determined as between US$20 million to US$23 million. The mid point of this range was used to provide a capacity scaled, high end reference value benchmark for Yukon's cobalt refinery of $23.9 million as of August 31, 2003. The calculation is based on applying a factor of 0.833, which is 600 tonnes over 720 tonnes, to the mid point Kasese value of US$21.5 million and converting the resulting value of US$17.92 million to Canadian funds.

The latter value is conservative as the option value for the Kasese refinery was established when the cobalt price was about US$7.00 a pound. In comparison, by August 31, 2003, the spot price for cobalt had risen to about $10.00 a pound. In addition, the annual capacity of the Yukon refinery can be increased to 1,000 tonnes at minimal capital cost.

In the writer's opinion, the $14.9 million book value of the Yukon refinery under its prior owner represents the low end range value of the Yukon cobalt refinery. The reasoned support for this value is that the demise of the prior owner was due to the method of financing the expansion plans of a junior company through debt rather than equity. The company's subsequent financial difficulties cannot be attributable to the modifications and reconfiguration of the cobalt refinery. As the Canmine refinery was producing a value added, premium-priced cobalt compound, it is quite likely that the company might have been able to operate through the 2002 trough of the cobalt price cycle. Consequently, the value of the refinery asset should be viewed apart from the consequences of the financing choices of the previous owner.

The writer also calculated a real option value for the Big Creek hydrometallurgical complex, which Formation Capital purchased with the intent of retrofitting the facility to process concentrate from its planned cobalt mine in Idaho. The calculation was based on the increase in Formation's market capitalization that occurred as cobalt spot prices increased and allocating the increase in company's market capitalization between the company's cobalt reserves and the Big Creek refinery. The Big Creel facility was assumed to be 50% larger than the Yukon refinery. By applying this factor it is possible to arrive at a scaled down option value for the Yukon refinery of $23.2 million. This value is within the $14.9 million to $23.9 million range of value that the writer established for the Yukon refinery as of August 31, 2003.

Fair Value of MFC's Cobalt Interests

As described above, the writer arrived at a range of value for the Kasese Cobalt project of US$50.5 million to US$57.1 million. At June 1, 2004, the US dollar exchange rate to the Canadian dollar of US$0.7306, the value range of the Kasese Cobalt Project translates to a range of $69.1 million to $78.2 million in Canadian funds. The range of value the writer established for the Yukon refinery was $14.9 million to $23.9 million. The effective date of the latter valuation was August 31, 2003. The Yukon value range is still relevant as the refinery is still idled as MFC is in negotiations with at least one party to restart the operation as a tolling facility. MFC holds a 44.4% economic interest in the income debenture, which has a claim on the entire economic value. Consequently, the range of value of MFC's interest in the Yukon refinery through the income debenture is $6.6 million to $10.6 million.

Thus, based on the above value ranges, the writer's estimate of the value of MFC's cobalt interests is within a range of $75.7 million to $88.8 million. The company's planned capital reduction of $85,076.241 falls within this range of value. The range of value for the Kasese project, as expressed above, is significantly lower than the face value of the US$140 million in Kasese bonds that MFC holds. As the bond holder has a prior claim on the Kasese assets, the current value of the Kasese bond is equivalent to the value of the Kasese project even though MFC holds a 75% interest in the project. Similarly, MFC's 49% equity interest in the Yukon refinery does not have any value because all of the economic value in the refinery is held through the income debenture in which MFC's interest is 44.4%.

Carrying Value of Value of MFC's Cobalt Interests

MFC's cobalt interests consist of:

  75% of the shares of Kasese in Uganda,
  Kasese debt with a face value of US$140 million,
  49.2% of the shares of Yukon Ltd. ('Yukon'), and
  a Yukon income debenture in the face amount of Euro 4.2 million and other receivable of approximately $1.7 million.

The cobalt assets are carried on MFC's accounts at a total value of US$52 million. Of this amount approximately US$45 million is the value of the Kasese refinery and hydro power station. The balance of approximately US$7.0 million represents the Yukon refinery and associated assets.

Current Financial Position of Kasese

Working capital for the resumption of production at the Kasese refinery was financed by short term borrowing of US$1.5 million and an advance of US$2,000,000 from the customer who has committed to take one half of Kasese's cobalt output of the Kasese. MFC provided the short term funds. But this advance will be replaced by a Ugandan bank loan, which is making its way through the bank's review and approval process.

Current Financial Position of Yukon

Negotiations are continuing to restart the Yukon refinery as a tolling operation. Financing of the restart of the Yukon refinery is still subject to negotiations. A sample of a target feedstock concentrate owned by a third party was sent to Canada to MFC's engineering consultants for testing, analysis and engineering study. This will enable the client and MFC to determine the characteristics of the finished cobalt compound as well as for MFC to establish an order of magnitude estimate of the operating costs of the Yukon refinery. It is expected that this work will continue over summer 2004.

Liquidity Opportunity for Minority Shareholders

In due course, it is expected that the free cash flow from MFC's cobalt interests, to be held by Blue Earth Refineries, will flow directly to MFC shareholders who will also become shareholders of Blue Earth Refineries. This potential future benefit represents a positive liquidity enhancing feature as MFC shares do not pay a dividend.

Individual shareholders, who will also hold MFC's cobalt interests through Blue Earth Refineries shares, will be able to diversify away non-systematic risk associated with MFC's cobalt interests more easily by holding Blue Earth Refineries shares in well diversified share portfolios. Although Blue Earth Refineries in all respects will operate as a separate corporate entity, at this time the company does not intend to apply for an exchange listing for its shares.

Tax Consequences of the Arrangement

The transaction is essentially tax neutral to MFC. The tax implications on MFC shareholders will depend on their particular circumstances, residential domiciles and jurisdictions. Any taxes consequences, should any arise, will be more than offset by the benefits to MFC shareholders of receiving shares in a company focused on operating MFC's cobalt interests.

Observations and Conclusions as to Fairness

The Arrangement will constitute a reduction of MFC's capital in the amount of approximately $85 million. At the same time, the initial shareholders' equity of Blue Earth Refineries, which will acquire MFC's cobalt interests, also will be approximately $85 million. Consequently, the initial equity capital of Blue Earth Refineries will coincide with the amount of the reduction of capital by MFC. The impact on MFC's shareholders, in terms of their proportional ownership positions in MFC's various cobalt interests, will be offset through their direct share ownership in a separate cobalt focused entity that will hold MFC's very same cobalt interests. There will be no change in the proportional ownership by MFC shareholders in such assets either on a before or after Arrangement basis.

As was previously discussed, the price volatility of cobalt and the potential impact on the underlying value of MFC's cobalt interests has represented a concern to MFC. MFC cannot respond quickly to eliminate the non-systematic risk associated with this portion of the company's portfolio holdings. The reasons for the exposure are the size of the cobalt interests and length of time that would be required to identify suitable offsetting investment alternatives. Additionally, the market does not reward companies and investors for assuming non-systematic risk as this type of risk in a portfolio setting can be eliminated through adequate diversification.

On completion of the proposed Arrangement, individual MFC shareholders, then holding MFC's cobalt interests through Blue Earth Refineries shares, will more easily manage the non-systematic risk associated with MFC's cobalt interests by holding Blue Earth Refineries shares in appropriately diversified share portfolios. Another consideration is the expectation that free cash flow from MFC's cobalt interests, to be held by Blue Earth Refineries, will flow directly to MFC shareholders who will also be Blue Earth Refineries shareholders. This potential future benefit is a positive feature as MFC shares do not pay a dividend.

Based on such information provided to, and observations analyses and prior valuation of MFC's cobalt interests completed by the writer, it is the writer's considered opinion that the proposed Arrangement, by which MFC proposes to reorganize, consolidate and distribute to its shareholders its various cobalt interests to be held through Blue Earth Refineries, is fair, from a financial point of view, to all shareholders of the company. As proposed, current MFC shareholders will receive Blue Earth Refineries shares in the same proportion as their holdings of MFC shares. Under the Arrangement each MFC shareholder will receive 1.0 Blue Earth Refineries share on the basis of each 1.0 MFC share held.

The Arrangement will constitute a reduction of MFC's capital. The impact on MFC's shareholders, in terms of their proportional ownership positions in MFC's various cobalt interests, will be offset through their direct, proportionally equivalent share ownership in a separate cobalt focused entity that will hold the identical cobalt interests as held by MFC. The transaction is tax neutral to MFC. The tax implications on MFC shareholders will depend on their particular circumstances, residential domiciles and jurisdictions.

This opinion may only be used by MFC's Board of Directors and is given as of this date. The writer reserves the right to amend or withdraw the conclusions reached in this valuation report and fairness opinion, if a material change occurs in any of the facts or representations upon which have been relied in preparing this report, or if information provided to the writer and upon which he has relied, is inaccurate in any material respect. This report has been prepared solely for the purpose of providing information. It should not be construed as a recommendation to buy or sell any of the securities mentioned herein and no representations or warranties of any kind are intended, implied or nor should be inferred.

Yours truly,

/s/ Stephen W. Semeniuk

Stephen W. Semeniuk, CFA

Certificate of Qualifications

I, Stephen Semeniuk, of 3845 Southridge Avenue, West Vancouver, Canada hereby certify that:

1. I graduated, B. Comm. (Hons.), from the University of Windsor in 1961.

2. I was granted a M.B.A. in finance from Michigan State University in 1963.

3. I am a CFA® charter holder, having completed the program offered by the Institute of Chartered Financial Analysts in 1982.

4. I have been practicing as an independent financial consultant since January 1991 in providing securities valuation services, fairness opinions, financial consulting and research services to lawyers, government, investment dealers and industry.

5. I was formerly Vice President, Research of LOM Western Securities Ltd., at that time, the leading underwriter of junior resources and industrial companies in Western Canada. I have also held securities research positions with Vancouver-based Odlum Brown Ltd. and Brink Hudson and Lefever Ltd.

6. I also held financial planning and operations analysis positions with British Columbia Resources Investment Corporation, Power Corporation of Canada, Chemcell Ltd. and Ford Motor Company of Canada.

7. The attached Valuation and Fairness Opinion on the proposed arrangement involving MFC Bancorp Ltd. ('MFC Bancorp') and its cobalt interests was prepared for MFC Bancorp's Board of Directors and is based on information, documents and data provided to me as well as other data, materials and analyses I collected or prepared. I reserve the right to amend or withdraw the conclusions reached in the Fairness Opinion, if a material change occurs in or if any of the facts, information, representations, calculations and estimates provided to me is materially inaccurate.

8. In preparing this Valuation and Fairness Opinion, I was not required to visit the Kasese and Yukon refineries, but I have relied on information provided by MFC and it consultants and other sources.

9. I have no past, present or intended interest in the shares or property interests of the arranging parties.

  I consent to use of this Valuation and Fairness Opinion by MFC Bancorp for the company's corporate, judicial and regulatory purposes - as well as to its inclusion in the Company's Information Circular and public files. The report, however, should not be construed as a recommendation to buy or sell any shares mentioned in the Fairness Opinion. No such representations are intended or implied.

/s/ Stephen W. Semeniuk, West Vancouver, B.C., June 30, 2004.
Stephen W. Semeniuk, B. Comm., MBA, CFA

D-1

APPENDIX D

INTERIM ORDER

D-2

S.C. No. 04-A0059

IN THE SUPREME COURT OF THE YUKON TERRITORY

IN THE MATTER OF AN APPLICATION FOR APPROVAL OF AN ARRANGEMENT UNDER SECTION 195 OF THE BUSINESS CORPORATIONS ACT, R.S.Y.T. 2002, c.20

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING MFC BANCORP LTD. AND ITS SHAREHOLDERS AND SUTTON PARK INTERNATIONAL LIMITED, NATURE EXTRAC LIMITED, 4025750 CANADA INC., NEW SUTTON CANCO INC. AND NEW NATURE CANCO INC.

ORDER

BEFORE THE HONOURABLE	)	TUESDAY, THE 29th DAY
MR. JUSTICE L. F. GOWER	)	OF JUNE, 2004.

UPON THE APPLICATION of MFC Bancorp Ltd. ("MFC") coming on for hearing at Whitehorse, Yukon, and on hearing Paul W. Lackowicz, Esq., appearing for MFC, and upon reading the Affidavit of Michael J. Smith sworn June 25, 2004 AND UPON THE COURT BEING ADVISED THAT the Registrar of Securities was served on June 28, 2004 with the materials filed herein;

THIS COURT ORDERS that MFC shall be at liberty to convene an annual and special meeting of its shareholders (the "Shareholders' Meeting") to be held on August 12, 2004 in Vancouver, British Columbia, or on such other date as the directors of MFC may determine, and a special meeting of the holders of its 4.4% Convertible Unsecured Subordinated Bonds (the "Bondholders' Meeting" and the "Bonds") to be held on August 12, 2004 in Vancouver, British Columbia, or on such other date as the directors of MFC may determine, for the purpose of, among other things, considering and if deemed advisable, approving with or without modification, the Plan of Arrangement, which is attached as Exhibit "A" to the Affidavit of Michael J. Smith sworn June 25, 2004.

D-3

AND THIS COURT FURTHER ORDERS that not less than 21 days before the date appointed for the Shareholders' Meeting, a Notice convening the Shareholders' Meeting and enclosing a Management Information Circular and a Form of Proxy, each substantially in the forms of Exhibits "B", "C" and "D", respectively to the Affidavit of Michael J. Smith sworn June 25, 2004 be sent by prepaid ordinary mail addressed to each of the holders of the common shares of MFC at their respective addresses appearing in the security register of MFC and that not less than 21 days before the date appointed for the Bondholders' Meeting, a Notice convening the Bondholders' Meeting and enclosing a Management Information Circular and a Form of Bondholder Proxy, each substantially in the forms of Exhibits "E", "C" and "F", respectively to the Affidavit of Michael J. Smith sworn June 25, 2004 be sent by prepaid ordinary mail addressed to each of the holders of the Bonds of MFC at their respective addresses appearing in the registered bondholder list maintained by the Trustee for the bondholders;

AND THIS COURT FURTHER ORDERS that only the shareholders of MFC recorded in the security register of MFC at the close of business on July 9, 2004, or such other date as may be fixed by the directors of MFC in compliance with the provisions of the Business Corporations Act ("YBCA"), shall be entitled to receive notice of and to attend and vote at the Shareholders' Meeting and at any adjournment thereof, subject to the provisions of the YBCA and that only the bondholders of MFC recorded in the registered bondholder list maintained by the Trustee for the bondholders at the close of business on July 9, 2004, or such other date as may be fixed by the directors of MFC in compliance with the provisions of the Trust Indenture governing the Bonds, shall be entitled to receive notice of and to attend and vote at the Bondholders' Meeting and at any adjournment thereof;

AND THIS COURT FURTHER ORDERS that the quorum, manner of voting and procedures for the Shareholders' Meeting shall be determined by reference to the By-laws of MFC, subject to the YBCA and that the quorum, manner of voting and procedures for the Bondholders' Meeting shall be determined by reference to the Trust Indenture governing the Bonds;

AND THIS COURT FURTHER ORDERS that once commenced, either of or both of the Shareholders' Meeting or the Bondholders' Meeting may be adjourned from time to time and no further notice of such adjournment or the holding of any adjourned meeting or meetings need be given thereafter unless the period of adjournment is, in the aggregate, greater than 29 days;

D-4

AND THIS COURT FURTHER ORDERS that the form of documents substantially as set forth in Exhibits "B", "C" and "D" to the Affidavit of Michael J. Smith sworn June 25, 2004 are hereby approved for use for the Shareholders' Meeting and that the form of documents substantially as set forth in Exhibits "E", "C" and "F" to the Affidavit of Michael J. Smith sworn June 25, 2004 are hereby approved for use for the Bondholders' Meeting;

AND THIS COURT FURTHER ORDERS that the Court shall consider at the hearing for the final Order approving the Arrangement, the fairness of the terms and conditions of the Arrangement, as provided for in the Plan of Arrangement, and the rights and interests of every person affected thereby;

AND THIS COURT FURTHER ORDERS that the Arrangement shall be deemed to be approved by the shareholders of MFC if it is approved by a majority of two-thirds of the votes of those shareholders who are present and vote either in person or by proxy at the Shareholders' Meeting and that the Arrangement shall be deemed to be approved by the bondholders of MFC if it is approved by a majority of two-thirds of the votes of those bondholders who are present and vote either in person or by proxy at the Bondholders' Meeting;

AND THIS COURT FURTHER ORDERS that if the Arrangement is approved by the shareholders of MFC at the Shareholders' Meeting, and by the bondholders of MFC at the Bondholders' Meeting, MFC shall be at liberty to apply to this Court on August 24, 2004, or on such other date as the directors of MFC may determine, for a final Order approving the Arrangement;

AND THIS COURT FURTHER ORDERS that MFC shall give notice of the application for a final Order to its shareholders and to the holders of its Bonds, by sending to them, together with the Notice of Annual and Special Meeting of Shareholders of MFC and the Notice of Special Meeting of Bondholders of MFC, respectively, a notice which is entitled "Notice of Application for Final Order" which is substantially in the form of Exhibit "G" to the said Affidavit of Michael J. Smith sworn June 25, 2004;

AND THIS COURT FURTHER ORDERS that the shareholders of MFC shall have a right to dissent in respect of the resolution approving the Arrangement in the manner set out in Section 193 of the YBCA;

D-5

AND THIS COURT FURTHER ORDERS that the Registrar of Securities shall be served with a copy of this Order and a copy of the Notice of Application for Final Order, and the Registrar of Securities shall be entitled to appear and be heard in person or by counsel at the hearing held for a final Order approving the Arrangement which shall be held on August 24, 2004, or on such other date as the directors of the MFC may determine.

BY THE COURT

/s/ (signed)
Clerk of the Court

Approved as the Order made:

/s/ Paul W. Lackowicz
Paul W. Lackowicz, Solicitor
for the Applicant

E-1

APPENDIX E

CONTINUANCE RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. Pursuant to Section 191 of the Business Corporations Act (Yukon Territory), MFC Bancorp Ltd. (the "Corporation") is hereby authorized to file a continuation application with the British Columbia Registrar of Companies under Section 302 of the Business Corporations Act (British Columbia).

2. The Articles of Amalgamation and Bylaw No. 1 of the Corporation be amended by substituting for all the provisions thereof the provisions set out in the Notice of Articles to be included in the continuation application and in the Articles that the Corporation will have upon its continuance into British Columbia.

3. Any one of the directors or officers be authorized to execute all documents necessary to complete the continuation application under Section 302 of the Business Corporations Act (British Columbia).

4. The Board of Directors may elect not to file the continuation application with the British Columbia Registrar of Companies under Section 302 of the Business Corporations Act (British Columbia) if the Board of Directors determines that, in the circumstances, it would not be in the best interests of the Corporation to proceed with the continuance.

 F-1

 APPENDIX F

NOTICE OF ARTICLES

F-2

NOTICE OF ARTICLES
A. NAME OF COMPANY Set out the name of the company as set out in Item A of the Continuation Application. MFC BANCORP LTD.
B. TRANSLATION OF COMPANY NAME Set out every translation of the company name that the company intends to use outside of Canada, or if none, enter "not applicable".
Not applicable

C. DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the full name, delivery address and mailing address (if different) of every director of the company. The delivery address must be for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days. If there is no office at which the individual can usually be served with records during statutory business hours, enter the delivery address and mailing address, if different, of the individual's residence. Attach an additional sheet if more space is required.

FULL NAME including middle name, if applicable	DELIVERY ADDRESS including postal code	MAILING ADDRESS including postal code
Michael John Smith	Unit 803, 8/F, Dina House Ruttonjee Centre 11 Duddell Street Central, Hong Kong	Unit 803, 8/F, Dina House Ruttonjee Centre 11 Duddell Street Central, Hong Kong
Stefan Feuerstein	Esdienakloe 36 74050 Berlin, Germany	Esdienakloe 36 74050 Berlin, Germany
Silke Sibylle Brossman	Sudetenstrausse 3 63110 Rodgau Hesse, Germany	Sudetenstrausse 3 63110 Rodgau Hesse, Germany
Shuming Zhao	22 Hankou Road Nanjing, 210093 P.R. China	22 Hankou Road Nanjing, 210093 P.R. China
Kelvin K. Yao	88 Jie Fang Road Hangzhou, 310009 P.R. China	88 Jie Fang Road Hangzhou, 310009 P.R. China
D. REGISTERED OFFICE ADDRESSES
DELIVERY ADDRESS OF THE COMPANY'S REGISTERED OFFICE (INCLUDING POSTAL CODE) 800, 885 West Georgia Street, Vancouver, BC V6C 3H1
MAILING ADDRESS OF THE COMPANY'S REGISTERED OFFICE (INCLUDING POSTAL CODE) 800, 885 West Georgia Street, Vancouver, BC V6C 3H1
E. RECORDS OFFICE ADDRESSES
DELIVERY ADDRESS OF THE COMPANY'S RECORDS OFFICE (INCLUDING POSTAL CODE) 800, 885 West Georgia Street, Vancouver, BC V6C 3H1
MAILING ADDRESS OF THE COMPANY'S RECORDS OFFICE (INCLUDING POSTAL CODE) 800, 885 West Georgia Street, Vancouver, BC V6C 3H1
F-3
F. AUTHORIZED SHARE STRUCTURE
	Maximum number of shares of this class or series of shares that the company is authorized to issue	Kind of shares of this class or series of shares		Are there special rights or restrictions attached to the shares of this class or series of shares?
Identifying name of class or series of shares	maximum number of shares authorized	par value	type of currency	yes/no
Common	No Maximum	Without Par Value		No
Class A Preference	No Maximum	Without Par Value		Yes

APPENDIX G

ARTICLES

Incorporation No.

BUSINESS CORPORATIONS ACT

Articles

Of

MFC BANCORP LTD.

Table of Contents

Incorporation No.

BUSINESS CORPORATIONS ACT

Articles

Of

MFC BANCORP LTD.

(the "Company")

PART 1 - Interpretation

1.1 Definitions

Without limiting Article 1.2, in these Articles, unless the context requires otherwise, the following words shall have the following meanings:

(a) "adjourned meeting" means the meeting to which a meeting is adjourned under Article 8.7 or 8.11;

(b) "board" and "directors" mean the directors or sole director of the Company for the time being;

(c) "Business Corporations Act" means the Business Corporations Act, S.B.C. 2002, c.57, and includes its regulations;

(d) "Interpretation Act" means the Interpretation Act, R.S.B.C. 1996, c. 238; and

(e) "trustee", in relation to a shareholder, means the personal or other legal representative of the shareholder, and includes a trustee in bankruptcy of the shareholder.

1.2 Business Corporations Act definitions apply

The definitions in the Business Corporations Act apply to these Articles.

1.3 Interpretation Act applies

The Interpretation Act applies to the interpretation of these Articles as if these Articles were an enactment.

1.4 Conflict in definitions

If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles.

1.5 Conflict between Articles and legislation

If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

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PART 2 - Shares and Share certificates

2.1 Form of share certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.2 Right to share certificate

Each shareholder is entitled, without charge, to one certificate representing the share or shares of each class or series of shares held by the shareholder.

2.3 Sending of share certificate

Any share certificate to which a shareholder is entitled may be sent to the shareholder by mail and neither the Company nor any agent is liable for any loss to the shareholder because the certificate sent is lost in the mail or stolen.

2.4 Replacement of worn out or defaced certificate

If the directors are satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit:

(a) order the certificate to be cancelled; and

(b) issue a replacement share certificate.

2.5 Replacement of lost, stolen or destroyed certificate

If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the directors receive:

(a) proof satisfactory to them that the certificate is lost, stolen or destroyed; and

(b) any indemnity the directors consider adequate.

2.6 Splitting share certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate, so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request. The shareholder will pay the cost of issuing such share certificates.

PART 3 - Issue of Shares

3.1 Directors authorized to issue shares

The directors may, subject to the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.

3.2 Company need not recognize unregistered interests

Except as required by law or these Articles, the Company need not recognize or provide for any person's interests in or rights to a share unless that person is the shareholder of the share.

PART 4 - Share Transfers

4.1 Recording or registering transfer

A transfer of a share of the Company must not be recorded or registered:

(a) unless a duly signed instrument of transfer in respect of the share has been received by the Company and the certificate representing the share to be transferred has been surrendered and cancelled; or

(b) if no certificate has been issued by the Company in respect of the share, unless a duly signed instrument of transfer in respect of the share has been received by the Company.

4.2 Form of instrument of transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

4.3 Signing of instrument of transfer

If a shareholder, or his or her duty authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer:

(a) in the name of the person named as transferee in that instrument of transfer; or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

4.4 Enquiry as to title not required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

4.5 Transfer fee

There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors.

PART 5 - Acquisition of Shares

5.1 Company authorized to redeem or purchase shares

Subject to the special rights and restrictions attached to any class or series of shares, the Company may, if it is authorized to do so by the directors, redeem, purchase or otherwise acquire any of its shares.

5.2 Company authorized to accept surrender of shares

The Company may, if it is authorized to do so by the directors, accept a surrender of any of its shares by way of gift or for cancellation.

5.3 Company authorized to convert fractional shares into whole shares

The Company may, if it is authorized to do so by the directors, convert any of its fractional shares into whole shares in accordance with, and subject to the limitations contained in, the Business Corporations Act.

PART 6 - Borrowing Powers

6.1 Powers of directors

The directors may from time to time on behalf of the Company:

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d) mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

PART 7 - General Meetings

7.1 Annual general meetings

Unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

7.2 Location of annual general and other shareholder meetings

An annual general meeting or other meeting of the Company's shareholders may be held at any of the following locations or at such other location inside or outside British Columbia as may from time to time be fixed by a resolution of the directors:

Vancouver, British Columbia	Vienna, Austria
Hong Kong	Hamilton, Bermuda
Munich, Germany	Frankfurt, Germany
Shanghai, China	Bridgetown, Barbados
Zurich, Switzerland	Toronto, Ontario

7.3 When annual general meeting is deemed to have been held

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 7.3, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

7.4 Calling of shareholder meetings

The directors may, whenever they think fit, call a meeting of shareholders.

7.5 Notice for meetings of shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if and for so long as the Company is a public company, 21 days; or

(b) otherwise, 10 days.

7.6 Record date for notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if and for so long as the Company is a public company, 21 days; or

(b) otherwise, 10 days.

If no record date is set, the record date is 5:00 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.7 Record date for voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.8 Failure to give notice and waiver of notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

7.9 Notice of special business at meetings of shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 8.1, the notice of meeting must:

(a) state the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice, and

(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

PART 8 - Proceedings at Meetings of Shareholders

8.1 Special business

At a meeting of shareholders, the following business is special business:

(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

(i) business relating to the conduct of or voting at the meeting,

(ii) consideration of any financial statements of the Company presented to the meeting,

(iii) consideration of any reports of the directors or auditor,

(iv) the setting or changing of the number of directors,

(v) the election or appointment of directors,

(vi) the appointment of an auditor,

(vii) the setting of the remuneration of an auditor,

(viii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution, and

(ix) any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

8.2 Special majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

8.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are entitled to vote at the meeting in person or by proxy.

8.4 One shareholder may constitute quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(a) the quorum is one person who is, or who represents by proxy, that shareholder; and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

8.5 Other persons may attend

The directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those persons do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

8.6 Requirement of quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote at the meeting is present at the commencement of the meeting.

8.7 Lack of quorum

If, within 1/2 hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a) in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved; and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

8.8 Lack of quorum at succeeding meeting

If, at the meeting to which the first meeting referred to in Article 8.7 was adjourned, a quorum is not present within 1/2 hour from the time set for the holding of the meeting, the persons present and who are, or who represent by proxy, shareholders entitled to attend and vote at the meeting constitute a quorum.

8.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any;

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

8.10 Alternate chair

At any meeting of shareholders, the directors present must choose one of their number to be chair of the meeting if: (a) there is no chair of the board or president present within 15 minutes after the time set for holding the meeting; (b) the chair of the board and the president are unwilling to act as chair of the meeting; or (c) if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting. If, in any of the foregoing circumstances, all of the directors present decline to accept the position of chair or fail to choose one of their number to be chair of the meeting, or if no director is present, the shareholders present in person or by proxy must choose any person present at the meeting to chair the meeting.

8.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

8.12 Notice of adjourned meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

8.13 Motion need not be seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

8.14 Manner of taking a poll

Subject to Article 8.15, if a poll is duly demanded at a meeting of shareholders:

(a) the poll must be taken

(i) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs, and

(ii) in the manner, at the time and at the place that the chair of the meeting directs;

(b) the result of the poll is deemed to be a resolution of, and passed at, the meeting at which the poll is demanded; and

(c) the demand for the poll may be withdrawn.

8.15 Demand for a poll on adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting,

8.16 Demand for a poll not to prevent continuation of meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

8.17 Poll not available in respect of election of chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

8.18 Casting of votes on poll

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

8.19 Chair must resolve dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the same, and his or her determination made in good faith is final and conclusive.

8.20 Chair has second vote

In case of an equality of votes, the chair of a meeting of shareholders will, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

8.21 Declaration of result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.

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8.22 Meetings by telephone or other communications medium

A shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; provided, however, that nothing in this Section shall obligate the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting a shareholders in a manner contemplated by this Article;

(a) each such shareholder or proxy holder shall be deemed to be present at the meeting; and

(b) the meeting shall be deemed to be held at the location specified in the notice of the meeting.

PART 9 - Votes of Shareholders

9.1 Voting rights

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 9.3:

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote; and

(b) on a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and may exercise that vote either in person or by proxy.

9.2 Trustee of shareholder may vote

A person who is not a shareholder may vote on a resolution at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered, or satisfies all of the directors present at the meeting, that the person is a trustee for a shareholder who is entitled to vote on the resolution.

9.3 Votes by joint shareholders

If there are joint shareholders registered in respect of any share:

(a) any one of the joint shareholders, but not both or all, may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, the joint shareholder present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.

9.4 Trustees as joint shareholders

Two or more trustees of a shareholder in whose sole name any share is registered are, for the purposes of Article 9.3, deemed to be joint shareholders.

9.5 Representative of a corporate shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a) for that purpose, the instrument appointing a representative must

(i) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least two business days before the day set for the holding of the meeting, or

(ii) be provided, at the meeting, to the chair of the meeting, and

(b) if a representative is appointed under this Article 9.5:

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder, and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

9.6 Validity of proxy votes

A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b) by the chair of the meeting, before the vote is taken.

9.7 Production of evidence of authority to vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 10 - Directors

10.1 Number of directors

The number of directors, excluding additional directors appointed under Article 11.8, is set at:

(a) if the Company is a public company, the greater of three and the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given), and

(ii) under Article 11.4; or

(b) if the Company is not a public company, the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given), and

(ii) under Article 11.4.

10.2 Change in number of directors

If the number of directors is set under Articles 10.1(a)(i) or 10.1(b)(i):

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number; and

(b) if, contemporaneously with setting that number, the shareholders do not elect or appoint the directors needed to fill vacancies in the board of directors up to that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

10.3 Directors' acts valid despite vacancy

An act or proceeding of the directors is not invalid merely because fewer directors have been appointed or elected than the number of directors set or otherwise required under these Articles.

10.4 Qualifications of directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

10.5 Remuneration of directors

The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director's capacity as an officer or employee of the Company.

10.6 Reimbursement of expenses of directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

10.7 Special remuneration for directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

10.8 Gratuity, pension or allowance on retirement of director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 11 - Election and Removal of Directors

11.1 Election and term of directors

The directors shall be divided into three classes: Class I, Class II and Class III, as equal in number as possible. At the first annual general meeting of the Company under the Business Corporations Act, Class III directors shall be elected to hold office for a three year term. At the second annual general meeting of the Company under the Business Corporations Act, Class I directors shall be elected to hold office for a three year term. At the third annual general meeting of the Company under the Business Corporations Act, Class II directors shall be elected to hold office for a three year term. At each annual general meeting, the successors to the class of directors whose terms then expire shall be identified as being of the same class of directors they succeed and shall be elected to hold office for a three year term expiring at the third succeeding annual general meeting. A successor director who replaces a director who resigned before the expiration of his or her term shall be appointed or elected for the remaining term of such resigned director.

When the number of directors has changed, any newly created directorship or any decrease in directorships shall be apportioned among the classes by the directors as to make all classes as equal in number as possible.

11.2 Consent to be a director

No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the Business Corporations Act; or

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

11.3 Failure to elect or appoint directors

If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 7.3, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 7.3, to elect or appoint any directors;

then each director in office at such time continues to hold office until the earlier of:

(a) the date on which his or her successor is elected or appointed; and

(b) the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

11.4 Places of retiring directors not filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to fill the vacancies in the number of directors set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

11.5 Directors may fill casual vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

11.6 Remaining directors' power to act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or for the purpose of summoning a meeting of shareholders to fill any vacancies on the board of directors or for any other purpose permitted by the Business Corporations Act.

11.7 Shareholders may fill vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

11.8 Additional directors

Notwithstanding Articles 10.1 and 10.2, between annual general meetings or unanimous resolutions contemplated by Article 7.3, the directors may, subject to compliance with Article 11.1 appoint one or more additional directors, but the number of additional directors appointed under this Article 11.8 must not at any time exceed:

(a) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 11.8.

11.9 Ceasing to be a director

A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to Articles 11.10 or 11.11.

11.10 Removal of director by shareholders

The shareholders may, by special resolution, remove any director before the expiration of his or her term of office, and may, by ordinary resolution, elect or appoint a director to fill the resulting vacancy. If the shareholders do not contemporaneously elect or appoint a director to fill the vacancy created by the removal of a director, then the directors may appoint, or the shareholders may elect or appoint by ordinary resolution, a director to fill that vacancy.

11.11 Removal of director by directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 12 - Proceedings of Directors

12.1 Meetings of directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.

12.2 Chair of meetings

Meetings of directors are to be chaired by:

(a) the chair of the board, if any;

(b) in the absence of the chair of the board, the president, if any, if the president is a director; or

(c) any other director chosen by the directors if:

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting,

(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting, or

(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

12.3 Voting at meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting shall have a second or casting vote in addition to the vote to which he may be entitled as a director

12.4 Meetings by telephone or other communications medium

A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 12.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

12.5 Who may call extraordinary meetings

A director may call a meeting of the board at any time. The secretary, if any, must on request of a director , call a meeting of the board.

12.6 Notice of extraordinary meetings

Subject to Articles 12.7 and 12.8, if a meeting of the board is called under Article 12.4, reasonable notice of that meeting, specifying the place, date and time of that meeting, must be given to each of the directors:

(a) by mail addressed to the director's address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose;

(b) by leaving it at the director's prescribed address or at any other address provided to the Company by the director for this purpose; or

(c) orally, by delivery of written notice or by telephone, voice mail, e-mail, fax or any other method of legibly transmitting messages.

12.7 When notice not required

It is not necessary to give notice of a meeting of the directors to a director if:

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed; or

(b) the director has filed a waiver under Article 12.9.

12.8 Meeting valid despite failure to give notice

The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

12.9 Waiver of notice of meetings

Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal.

12.10 Effect of waiver

After a director files a waiver under Article 12.9 with respect to future meetings of the directors, and until that waiver is withdrawn, notice of any meeting of the directors need not be given to that director unless the director otherwise requires in writing to the Company.

12.11 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

12.12 If only one director

If there is only one director, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

PART 13 - Committees of Directors

13.1 Appointment of committees

The directors may, by resolution:

(a) appoint one or more committees consisting of the director or directors that they consider appropriate;

(b) delegate to a committee appointed under paragraph (a) any of the directors' powers, except:

(i) the power to fill vacancies in the board,

(ii) the power to change the membership of, or fill vacancies in, any committee of the board, and

(iii) the power to appoint or remove officers appointed by the board, and

(c) make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

13.2 Obligations of committee

Any committee formed under Article 13.1, in the exercise of the powers delegated to it, must:

(a) conform to any rules that may from time to time be imposed on it by the directors; and

(b) report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done.

13.3 Powers of board

The board may, at any time:

(a) revoke the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation or overriding;

(b) terminate the appointment of, or change the membership of, a committee; and

(c) fill vacancies in a committee.

13.4 Committee meetings

Subject to Article 13.2(a):

(a) the members of a directors' committee may meet and adjourn as they think proper;

(b) a directors' committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c) a majority of the members of a directors' committee constitutes a quorum of the committee; and

(d) questions arising at any meeting of a directors' committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

PART 14 - Officers

14.1 Appointment of officers

The board may, from time to time, appoint a president, secretary or any other officers that it considers necessary, and none of the individuals appointed as officers need be a member of the board.

14.2 Functions, duties and powers of officers

The board may, for each officer:

(a) determine the functions and duties the officer is to perform;

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c) from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

14.3 Remuneration

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board.

PART 15 - Certain Permitted Activities of Directors

15.1 Other office of director

A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

15.2 No disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise.

15.3 Professional services by director or officer

Subject to compliance with the provisions of the Business Corporations Act, a director or officer of the Company, or any corporation or firm in which that individual has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such corporation or firm is entitled to remuneration for professional services as if that individual were not a director or officer.

15.4 Remuneration and benefits received from certain entities

A director or officer may be or become a director, officer or employee of, or may otherwise be or become interested in, any corporation, firm or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other corporation, firm or entity.

PART 16 - Indemnification

16.1 Indemnification of directors

The directors must cause the Company to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the Business Corporations Act.

16.2 Deemed contract

Each director is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 16.1.

PART 17 - Auditor

17.1 Remuneration of an auditor

The directors may set the remuneration of the auditor of the Company.

17.2 Waiver of appointment of an auditor

The Company shall not be required to appoint an auditor if all of the shareholders of the Company, whether or not their shares otherwise carry the right to vote, resolve by a unanimous resolution to waive the appointment of an auditor. Such waiver may be given before, on or after the date on which an auditor is required to be appointed under the Business Corporations Act, and is effective for one financial year only.

PART 18 - Dividends

18.1 Declaration of dividends

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate.

18.2 No notice required

The directors need not give notice to any shareholder of any declaration under Article 18.1.

18.3 Directors may determine when dividend payable

Any dividend declared by the directors may be made payable on such date as is fixed by the directors.

18.4 Dividends to be paid in accordance with number of shares

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

18.5 Manner of paying dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they consider expedient, and, in particular, may set the value for distribution of specific assets.

18.6 Dividend bears no interest

No dividend bears interest against the Company.

18.7 Fractional dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

18.8 Payment of dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed:

(a) subject to paragraphs (b) and (c), to the address of the shareholder;

(b) subject to paragraph (c), in the case of joint shareholders, to the address of the joint shareholder whose name stands first on the central securities register in respect of the shares; or

(c) to the person and to the address as the shareholder or joint shareholders may direct in writing.

18.9 Receipt by joint shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

PART 19 - Accounting Records

19.1 Recording of financial affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the Business Corporations Act.

PART 20 - Execution of Instruments Under Seal

20.1 Who may attest seal

The Company's seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of:

(a) any 2 directors;

(b) any officer, together with any director;

(c) if the Company has only one director, that director; or

(d) any one or more directors or officers or persons as may be determined by resolution of the directors.

20.2 Sealing copies

For the purpose of certifying under seal a true copy of any resolution or other document, the seal must be impressed on that copy and, despite Article 20.1, may be attested by the signature of any director or officer.

PART 21 - Notices

21.1 Method of giving notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a) mail addressed to the person at the applicable address for that person as follows:

(i) for a record mailed to a shareholder, the shareholder's registered address,

(ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class,

(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a record delivered to a shareholder, the shareholder's registered address,

(ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class,

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class; or

(e) physical delivery to the intended recipient.

21.2 Deemed receipt of mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 21.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

21.3 Certificate of sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 21.1, prepaid and mailed or otherwise sent as permitted by Article 21.1 is conclusive evidence of that fact.

21.4 Notice to joint shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

21.5 Notice to trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description, and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in Article 21.5(a)(I) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 22 - Special Rights and Restrictions

22.1 Common shares

Each Common share shall entitle the holder thereof to notice of and to attend and to cast one (1) vote for each matter to be decided at a general meeting of the Company.

22.2 Class A Preference shares issuable in series

The Class A Preference shares may include one or more series and, subject to the Business Corporations Act, the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

(a) determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b) create an identifying name for the shares of that series, or alter any such identifying name; and

(c) attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

22.3 Dissolution or winding up

The holders of Class A Preference shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Common shares or any other shares of the Company ranking junior to the Class A Preference shares with respect to the repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Class A Preference share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of the Class A Preference shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company, except as specifically provided in the special rights and restrictions attached to any particular series.

22.4 Class A Preference shares do not confer right to receive notice of, attend or vote at general meetings

Except as may be set out in the rights and restrictions to any series of Class A Preference shares, holders of Class A Preference shares shall not be entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company.

PART 23 - ALTERATION TO ARTICLES

23.1 Authority to Alter Articles

The directors may, by resolution, alter any part of these Articles unless the Business Corporations Act requires that such resolution be approved by the shareholders of the Company, then such alteration must be approved by the type of resolution specified in the Business Corporations Act.

H-1

APPENDIX H

SECTION 193 OF THE YBCA

(1) Subject to sections 194 and 243, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 175 or 176 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b) amend its articles under section 175 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c) amalgamate with another corporation, otherwise than under section 186 or 189;

(d) be continued under the laws of another jurisdiction under section 191; or

(e) sell, lease or exchange all or substantially all its property under section 192.

(2) A holder of shares of any class or series of shares entitled to vote under section 178 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on; or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after learning that the resolution was adopted and of the right to dissent.

(6) An application may be made to the Supreme Court after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation; or

(b) by a shareholder if an objection to the corporation under subsection (5) has been sent by the shareholder,

to set the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Supreme Court otherwise orders, send to each dissenting shareholder a written offer to pay an amount considered by the directors to be the fair value of the shares to that shareholder.

H-2

(8) Unless the Supreme Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms; and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of that shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Supreme Court pronounces an order setting the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6); and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Supreme Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Supreme Court, are in need of representation;

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery;

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares;

(d) the deposit of the share certificates with the Supreme Court or with the corporation or its transfer agent;

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them;

(f) the service of documents; and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Supreme Court shall make an order

(a) setting the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application;

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders; and

(c) setting the time within which the corporation must pay that amount to a shareholder.

H-3

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective;

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for that shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise; or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Paragraph (14)(a) does not apply to a shareholder referred to in paragraph (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the dissent; or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder because of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13); or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Even though a judgment has been given in favour of a dissenting shareholder under paragraph (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to having full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MFC BANCORP LTD. (THE "CORPORATION") FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 12, 2004 (THE "MEETING").	Please Mark Here for Address Change or Comments	☐
SEE REVERSE SIDE

1.	The election of the following Class II directors of the Corporation:	FOR	WITHHELD FOR ALL			FOR	AGAINST	ABSTAIN
	(01) Shuming Zhao and (02) Kelvin K. Yao as Class II directors	☐	☐	2.	The reappointment of Peterson Sullivan PLLC as auditors of the Corporation for the ensuing year.	☐	☐	☐
Withheld for the nominees you list below: (Write that nominee's name in the space provided below.)						FOR	AGAINST	ABSTAIN
				3.	The authorization to the directors to fix the remuneration to be paid to the auditors for the ensuing year.	☐	☐	☐
						FOR	AGAINST	ABSTAIN
				4.	The approval, by special resolution, in substantially the form of the resolution set out in an appendix to the Information Circular relating to the Meeting, of the arrangement of the Corporation.	☐	☐	☐
						FOR	AGAINST	ABSTAIN
				5.	The approval, by special resolution, in substantially the form of the resolution set out in an appendix to the Information Circular relating to the Meeting, of the continuance of the Corporation.	☐	☐	☐
6.	The transaction of such further and other business as may properly come before the Meeting.
Dated:________________________________________________, 2004
___________________________________________________________
Signature
___________________________________________________________
Name (Please Print)
Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Ù FOLD AND DETACH HERE Ù

NOTES:
1.

This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting or other matters which might properly come before the Meeting or any adjournment or adjournments thereof.

2.

A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the persons specified above. If you desire to designate as proxyholder a person other than Michael Smith or Rene Randall, you should strike out their names and insert in the space provided the name of the person you desire to designate as proxyholder or complete another proper Form of Proxy.

3.

A proxy, to be valid, must be dated and signed by a shareholder or his or her attorney authorized in writing or, where a shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder, or by an officer or attorney of a corporate shareholder not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument. If this proxy is not dated, it will be deemed to bear the date on which it is mailed to shareholders.

4.

A proxy, to be effective, must be deposited with the Corporation, c/o Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment or adjournments thereof.

PROXY

PROXY MFC BANCORP LTD.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MFC BANCORP LTD. (THE "CORPORATION") FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 12, 2004 (THE "MEETING").

     The undersigned, a registered shareholder of the Corporation, hereby appoints Michael Smith or failing him, Rene Randall, or instead of any of them _________________________________________ , as proxyholder, with power of substitution, to attend and vote in respect of all shares registered in the name of the undersigned at the Meeting and at any adjournments thereof. The undersigned revokes any proxy previously given with reference to the Meeting or any adjournments thereof. Without limiting the general powers conferred, the said proxyholder is directed to vote as indicated upon the following matters:

(Continued on reverse side)

Address Change/Comments (Mark the corresponding box on the reverse side)

Ù FOLD AND DETACH HERE Ù

You can now access your MFC Bancorp Ltd. account online.

Access your MFC Bancorp Ltd. shareholder account online via Investor ServiceDirect® (ISD).

Mellon Investor Services LLC, Transfer Agent for MFC Bancorp Ltd., now makes it easy and convenient to get current information on your shareholder account.

- View account status - View certificate history	- Establish/change your PIN - Make address changes

Visit us on the web at http://www.melloninvestor.com

Call 1-877-978-7778 between 9am-7pm
Monday-Friday Eastern Time

MFC BANCORP LTD.

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 on Continuous Disclosure Obligations mandates that MFC Bancorp Ltd. (the "Corporation") send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Corporation's annual financial statements and related management discussion and analysis (the "MD&A") and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 on Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive either or both of the Statements, you must complete this form and forward it to the Corporation at the following address:

MFC BANCORP LTD.
c/o Suite 1620 - 400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6

Please note that both registered holders and beneficial owners should return the form. Registered holders will not automatically receive the Statements. Registered holders are those with shares registered in their name and beneficial owners have their shares registered in an agent, broker or bank's name.

____________________

If you wish to receive financial statements of the Corporation, please check one or both blanks for the Statements you wish to receive and complete the below and return. Please PRINT your name and address.

Interim Financial Statements and MD&A
Annual Financial Statements and MD&A

(First Name and Surname)

(Number and Street) (Apartment/Suite)

(City, Province/State)

(Postal/Zip Code)

(E-mail Address)
Signed:
(Signature of Shareholder)
Dated:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC Bancorp Ltd.

/s/Michael J. Smith
Michael J. Smith, President
Date: July 20, 2004